As filed with the Securities and Exchange Commission on December 31, 2025

Registration File Nos. 333-   and 811-08963

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No.	☐

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 56	☒

(Check appropriate box or boxes.)

TIAA Separate Account VA-5

(Exact Name of Registrant)

Teachers Insurance and

Annuity Association of America

(Name of Insurance Company)

730 Third Avenue

New York, New York 10017

(Address of Insurance Company’s Principal Executive Offices)

Insurance Company’s Telephone Number, Including Area Code: (212) 490-9000

Name and Address of Agent for Service:	Copy to:

John D. Piller, Sr., Esquire Teachers Insurance and Annuity Association of America 8500 Andrew Carnegie Boulevard SSC-C2-04 Charlotte, NC 28262	Chip Lunde, Esquire Willkie Farr & Gallagher LLP 1875 K Street, NW Washington, DC 20006

Approximate Date of Proposed Public Offering: Continuously after the registration statement becomes effective.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note: Units of interest supporting the single premium immediate variable annuity contracts issued through the registrant, as described herein, were previously registered on Form N-4 (File Nos. 333-46414; 811-08963). Upon the merger of TIAA-CREF Life Insurance Company (“TIAA Life”) with and into Teachers Insurance and Annuity Association of America (“TIAA”), TIAA became the obligor of the policies and the depositor of the registrant, necessitating the filing of a new registration statement for the policies under the Securities Act of 1933 and an amendment to the registration statement under the Investment Company Act of 1940.

Supplement dated January 2, 2026

To the Prospectus Dated May 1, 2025 for

Single Premium Immediate Annuities

Issued Through

TIAA Separate Account VA-5

Formerly TIAA-CREF Life Separate Account VA-1

By Teachers Insurance and Annuity Association of America (“TIAA”)

Formerly by TIAA-CREF Life Insurance Company (“TIAA Life”)

Single Premium Immediate Variable Annuity Contract

This supplement updates certain information contained in the above-referenced prospectus for your Contract formerly issued by TIAA Life. The prospectus, which was filed in an amended registration statement with the Securities and Exchange Commission (“SEC”) on April 30, 2025 (File Nos. 333-46414; 811-08963), is incorporated herein by reference. Please read this supplement and keep it together with your prospectus for future reference. Capitalized terms have the same meaning as those included in the prospectus.

(A) The Merger of TIAA Life and TIAA:

TIAA Life, 100% owned by TIAA, merged into TIAA after the close of business on December 31, 2025 (the “Merger”). The Merger of TIAA Life and TIAA was approved by the boards of directors and shareholders of TIAA Life and TIAA. The Merger also received regulatory approval from the New York State Department of Financial Services, the state of domicile of TIAA Life and TIAA.

On the date of the Merger, TIAA acquired from TIAA Life all of its assets and TIAA Life ceased to exist. As a result of the Merger, TIAA also became responsible for all of TIAA Life’s liabilities and obligations, including those created under the Contract. The Contract was originally issued by TIAA Life. The Merger did not affect your Contract’s values or result in any adverse tax consequences for any Contract owners. Contract owners will not be charged additional fees or expenses as a result of the Merger.

The Merger did not affect the terms of, or the rights and obligations under, the Contract, other than to reflect the change to the company that provides your Contract benefits from TIAA Life to TIAA. You will receive Contract endorsements from TIAA that reflect the change from TIAA Life to TIAA. The Merger did not result in any adverse tax consequences for any Contract owners.

The Contract will continue to be serviced by TIAA. All contact information will remain the same: P.O. Box 724508, Atlanta, Georgia 31139 at (877)694-0305.

Additional information about certain investment products, including variable annuity products, has been prepared by the SEC’s staff and is available at Investor.gov.

(B) Change of Name of the Separate Account:

Effective January 1, 2026, TIAA-CREF Life Separate Account VA-1 is renamed TIAA Separate Account VA-5.

(C) Prospectus Updates:

As a result of the Merger, the prospectus is modified as follows:

1)	All references to TIAA Life in the prospectus are replaced with TIAA. All references to TIAA-CREF Life Separate Account VA-1 in the prospectus are replaced with TIAA Separate Account VA-5.

2)	The subsection “TIAA-CREF Life Insurance Company and TIAA” appearing in the prospectus under the heading “Who We Are And Other Related Information” is replaced with the following:

Teachers Insurance and Annuity Association of America (“TIAA”)

TIAA is a stock life insurance company, organized under the laws of New York State. It was founded on March 4, 1918, by the Carnegie Foundation for the Advancement of Teaching. All of the stock of TIAA is held by the TIAA Board of Governors, a nonprofit New York membership corporation whose main purpose is to hold TIAA’s stock. TIAA’s headquarters are at 730 Third Avenue, New York, New York 10017-3206. TIAA also offers other types of insurance products and some of these products, such as fixed annuities, are supported by the assets in our general account. These insurance products are subject to our financial strength and claims-paying ability.

TIAA is the companion organization of the College Retirement Equities Fund (CREF), the first company in the United States to issue a variable annuity. CREF is a nonprofit membership corporation established in the State of New York in 1952. Together, TIAA and CREF, serve as a retirement system for the nation’s education and research communities and form one of the largest retirement systems in the U.S., based on assets under management. CREF does not stand behind TIAA’s guarantees and TIAA does not guarantee CREF products.

3)	The subsection “The Separate Account” is replaced with the following:

THE SEPARATE ACCOUNT

On July 27, 1998, we established the Separate Account under New York law. Prior to January 1, 2026, the Separate Account was called TIAA-CREF Life Separate Account VA-1. We own the assets in the Separate Account, and we are obligated to pay all benefits under the Contract. We may use the Separate Account to support other variable annuity contracts we issue. The Separate Account is registered with the Securities and Exchange Commission (“SEC”) as a unit investment trust under the 1940 Act and qualifies as a “Separate Account” within the meaning of the federal securities laws. This registration does not involve supervision of the management or investment practices or policies of the Separate Account by the SEC.

We have divided the Separate Account into Investment Accounts, each of which invests in shares of one Portfolio. The Investment Accounts buy and sell Portfolio shares at net asset value. Any dividends and distributions from a Portfolio are reinvested at net asset value in shares of that Portfolio.

The assets in the Separate Account are kept separate from our General Account and our other Separate Accounts. Assets equal to the reserves and contract liabilities of the Separate Account will not be charged with liabilities that arise from any other business we may conduct. We may transfer assets, in excess of the reserves and contract liabilities of the Separate Account, to our General Account. All income, gains and losses, whether or not realized, of an Investment Account will be credited to or charged against that Investment Account without regard to our other income, gains or losses. The valuation of all assets in the Separate Account will be determined in accordance with all applicable laws and regulations. The Separate Account may include other Investment Accounts that are not available under the Contract and are not discussed in this Prospectus.

4)	The “Tax Matters” section of the prospectus is replaced with the following:

FEDERAL INCOME TAXES

The following discussion assumes the Contracts qualify as annuity Contracts for federal income tax purposes (see the SAI for more information). The following discussion is based on our understanding of current federal income tax law and is subject to change. For complete information on your personal tax situation, check with a qualified tax adviser.

NON-NATURAL PERSONS

When the Owner of any Contract is not a natural person (such as a trust), the Owner must generally include in income any increases in the value of the Contract during the taxable year. There are significant exceptions to this rule, such as grantor trusts and certain trusts for the benefit of individuals and a prospective Contract owner which is not a natural person should discuss these potential exceptions with a qualified tax adviser.

TAXATION OF ANNUITY PAYMENTS

Generally, the annuity payments from a non-qualified annuity contract include both a return of Premium and interest or investment gain. Accordingly, only a portion of the annuity payments you receive will be includable in your gross income and subject to federal income tax and state income tax, where applicable. However, when the entire Premium has been recovered or returned, the full amount of any additional annuity payments is includable in gross income.

Currently capital gains tax rates are not applicable to annuities.

If, after the Contract Issue Date, annuity payments stop because an Annuitant died, any Premium that has not been recovered is generally allowable as a deduction for your last taxable year.

Transferring, assigning, pledging, or exchanging a Contract, designating an Annuitant, payee, or other Beneficiary who is not the owner, or the selection of certain maturity dates may have adverse tax consequences including treatment as a distribution. An owner contemplating any such actions should consult a tax advisor.

RECEIVING LUMP SUMS

The Internal Revenue Service currently takes the position that any lump-sum payment from an immediate annuity contract is fully taxable. The amount that is taxable is the excess of the amount distributed to you over the unrecovered investment in the Contract. You should consult a qualified tax adviser before taking a lump-sum payment from your Contract. See “Receiving a Lump-sum Payment.”

The Internal Revenue Code (IRC) also provides that you may be subject to a premature distribution tax if you take a lump-sum payment from certain distributions from your Contract. The amount of the premature distribution tax is equal to 10% of the amount that is includable in income. Some lump-sum payments will be exempt from this treatment. They include any amounts:

•	paid on or after the taxpayer reaches age 59 1⁄2;

•	paid after the taxpayer’s death;

•	paid if the taxpayer becomes totally disabled (as that term is defined in the IRC); or

•  paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with exceptions enumerated above. You should consult a tax advisor with regard to exceptions from the premature distribution tax.

TAXATION UPON DEATH

Amounts may be distributed from the Contract because of the death of an owner or the Annuitant. Generally, such amounts are includable in the income of the recipient:

•  if distributed in a lump sum, these amounts are taxed in the same manner as other lump-sum distributions; or

•  if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

For these purposes, the “investment in the Contract” is not affected by the owner’s or Annuitant’s death. That is, the “investment in the Contract” remains generally the total Premium payments, less amounts received, which were not includable in gross income.

MEDICARE TAX

Distributions from non-qualified annuity Contracts are considered “investment income” for purposes of the newly enacted Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g. earnings) to individuals whose income exceeds certain threshold amounts. Please consult a qualified tax advisor for more information.

POSSIBLE TAX CHANGES

Legislation is proposed from time to time that would change the taxation of annuity Contracts. It is possible that such legislation could be enacted and that it could be retroactive (that is, effective prior to the date of the change). You should consult a qualified tax adviser regarding legislative developments and their effect on the Contract. We also have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Contract owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

WITHHOLDING

Annuity distributions usually are subject to withholding for the recipient’s federal income tax liability at rates that vary according to the type of distribution and the recipient’s tax status. However, recipients can usually choose not to have tax withheld from distributions. Unnecessary withholdings, delays in payment while we attempt to verify information and other adverse tax and financial consequences may result if you or your Beneficiary do not provide us with a valid Social Security number or other taxpayer identification number, or if the taxpayer fails to properly complete and execute tax-related forms and certifications required for us to process distributions and administer your Contract.

POSSIBLE CHARGE FOR TIAA’S TAXES

Currently we don’t charge the Separate Account for any federal, state, or local taxes on it or its Contracts (other than Premium taxes—see “Other Charges and Expenses”), but we reserve the right to charge the Separate Account or the Contracts for any tax or other cost resulting from the tax laws that we believe should be attributed to them.

DIVERSIFICATION AND DISTRIBUTION REQUIREMENTS

The IRC provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order for a Non-Qualified Contract to be treated as an annuity contract. The Contract must also meet certain distribution requirements at the death of an owner in order to be treated as an annuity contract. These diversification and distribution requirements are discussed in the Statement of Additional Information.

5)	The “Other Tax Issues” section of the prospectus is replaced with the following:

OTHER TAX ISSUES

Federal Estate Taxes, Generation-Skipping Transfer Taxes. A purchaser should keep in mind that the value of an annuity Contract owned by a decedent and payable to a Beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity Contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated Beneficiary or the actuarial value of the payments to be received by the Beneficiary. Consult an estate planning adviser for more information.

Under certain circumstances, the IRC may impose a “generation skipping transfer tax” (“GST”) when all or part of an annuity Contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the IRC may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

For 2025, the federal estate tax, gift tax and GST tax exemptions and maximum rates are $13,990,000 and 40%, respectively. The exemption amounts are permanently increased for 2026 under the 2025 One Big Beautiful Bill Act (See “Enacted Tax Legislation”) to $15 million and could increase in subsequent years with inflation. The maximum rate remains at 40% for 2026. The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

Annuity purchases by residents of Puerto Rico. The IRS’ current position is that income received by residents of Puerto Rico from non-qualified annuity Contracts issued by a U.S. insurer is U.S.-source income that is generally subject to United States federal income tax.

Annuity purchases by nonresident aliens and foreign corporations. The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, such purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Additional withholding may occur with respect to entity purchasers (including foreign corporations, partnerships and trusts) that are not U.S. residents. This Contract may not be available to certain foreign entity purchasers. Prospective purchasers are advised to consult with a qualified tax advisor regarding U.S., state, and foreign taxation with respect to an annuity Contract purchase.

Foreign Tax Credits. We may benefit from any foreign tax credits attributable to taxes paid by certain Funds to foreign jurisdictions to the extent permitted under federal tax law.

Recent Tax Legislation. On July 4, 2025, Congress enacted the One Big Beautiful Bill Act, Public Law 119-21. This law did not specifically address taxation of annuity contracts. However, the Act concerns individual tax rates and expiring individual tax provisions, among many other individual tax provisions, and is likely to affect your personal tax situation. One such provision is the increase to the federal estate tax, gift tax and GST tax exemptions (see “Federal Estate Taxes, Generation-Skipping Transfer Taxes”). You should consult a tax adviser with respect to these legislative developments.

Possible Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a qualified tax adviser with respect to legislative developments and their effect on the Contract. We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Contract Owners currently receive. We make no guarantee regarding the tax status of any Contract and the above discussion does not constitute tax advice.

TAX ADVICE

What we tell you here about federal and other taxes is not comprehensive and is for general information only. It doesn’t cover every situation. Taxation varies depending on the circumstances, and state and local taxes may also be involved. For complete information on your personal tax situation, check with a qualified tax adviser.

6)	The following replaces the section of the prospectus entitled “Legal Proceedings”:

Legal Proceedings

Neither the Separate Account, TIAA, nor TC Services is involved in any legal action that we consider likely to have a material adverse effect on the Separate Account, the ability of TIAA to meet its obligations under the Contract, or the ability of TC Services to perform its contract with the Separate Account

Supplement dated January 2, 2026

To The Statement of Additional Information Dated May 1, 2025 as supplemented for

Single Premium Immediate Annuities

Issued Through

TIAA Separate Account VA-5

Formerly TIAA-CREF Life Separate Account VA-1

By Teachers Insurance and Annuity Association of America (“TIAA”)

Formerly by TIAA-CREF Life Insurance Company (“TIAA Life”)

Single Premium Immediate Variable Annuity Contract

This supplement updates certain information contained in the above-referenced Statement of Additional Information (“SAI”) for your contract formerly issued by TIAA Life. The SAI, which was filed in an amended registration statement with the Securities and Exchange Commission (“SEC”) on April 30, 2025 (File Nos. 333-46414; 811-08963), is incorporated herein by reference. Please read this supplement and keep it for future reference. Capitalized terms have the same meaning as those included in the SAI.

(A) The Merger of TIAA Life and TIAA:

TIAA Life, 100% owned by TIAA, merged into TIAA after the close of business on December 31, 2025 (the “Merger”). The Merger of TIAA Life and TIAA was approved by the boards of directors and shareholders of TIAA Life and TIAA. The Merger also received regulatory approval from the New York State Department of Financial Services, the state of domicile of TIAA Life and TIAA.

On the date of the Merger, TIAA acquired from TIAA Life all of its assets and TIAA Life ceased to exist. As a result of the Merger, TIAA also became responsible for all of TIAA Life’s liabilities and obligations, including those created under the Contract. The Contract was originally issued by TIAA Life. The Merger did not affect your Contract’s values or result in any adverse tax consequences for any Contract owners. Contract owners will not be charged additional fees or expenses as a result of the Merger.

The Merger did not affect the terms of, or the rights and obligations under, the Contract, other than to reflect the change to the company that provides your Contract benefits from TIAA Life to TIAA. You will receive Contract endorsements from TIAA that reflect the change from TIAA Life to TIAA. The Merger did not result in any adverse tax consequences for any Contract owners.

You may obtain a copy of the Prospectus or make inquiries about your Contract at no charge by writing us at: Teachers Insurance and Annuity Association of America: P.O. Box 724508 Atlanta, Georgia 31139; by calling us toll-free at 877-694-0305; by visiting our website at www.tiaa.org; or by accessing the SEC’s website at www.sec.gov. Terms used in the Prospectus are incorporated by reference into the SAI.

(B) Change of Name of the Separate Account:

Effective January 1, 2026, TIAA-CREF Life Separate Account VA-1 is renamed TIAA Separate Account VA-5.

(C) Revisions to the SAI:

As a result of the Merger, the SAI is modified as follows:

1)

All references to TIAA Life in the SAI (except historical references under the heading “Services”) are replaced with TIAA. All references to TIAA-CREF Life Separate Account VA-1 in the SAI are replaced with TIAA Separate Account VA-5.

2)	The subsection “TIAA-CREF life insurance company and TIAA” appearing in the SAI under the heading “General information and history” is replaced with the following:

Teachers Insurance and Annuity Association of America (“TIAA”)

TIAA is a stock life insurance company, organized under the laws of New York State. It was founded on March 4, 1918, by the Carnegie Foundation for the Advancement of Teaching. All of the stock of TIAA is held by the TIAA Board of Governors, a nonprofit New York membership corporation whose main purpose is to hold TIAA’s stock. TIAA’s headquarters are at 730 Third Avenue, New York, New York 10017-3206. TIAA also offers annuities, insurance policies and financial products other than Intelligent Variable Annuity, and some of these products, such as fixed annuities, are supported by the assets in our general account.

TIAA is the companion organization of the College Retirement Equities Fund (“CREF”), the first company in the United States to issue a variable annuity. CREF is a nonprofit membership corporation established in New York State in 1952. Together, TIAA and CREF form the principal retirement system for the nation’s education and research communities and form one of the largest pension systems based on assets under management in the United States. CREF does not stand behind TIAA’s guarantees and TIAA does not guarantee CREF’s products

3)	The first sentence of subsection “The separate account” is replaced with the following:

On July 27, 1998, we established what is now known as TIAA Separate Account VA-5 (the “Separate Account”) under New York law (prior to January 1, 2026 this Separate Account was named TIAA-CREF Life Separate Account VA-1).

4)

The subsection “Financial support agreement” appearing in the SAI under the heading “General information and history” is deleted. TIAA’s financial support agreement of TIAA Life was terminated by operation of the merger of TIAA Life into TIAA.

5)	The section “Experts” is replaced with the following:

EXPERTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Separate account financial statements

The financial statements of TIAA-CREF Life Separate Account VA-1 as of December 31, 2024 and for each of the periods indicated therein included in this Registration Statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

TIAA statutory-basis financial statements

The statutory-basis financial statements as of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024 included in this Registration Statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

6)	The subsection “Legal Matters” under the section “Additional Information” appearing in the SAI is replaced with the following:

Legal matters

All matters of applicable state law pertaining to the contracts, including TIAA Life’s right to issue the contracts, have been passed upon by Aneal Krishnamurthy, Managing Director, Associate General Counsel of TIAA.

Willkie Farr & Gallagher LLP has provided advice on certain matters relating to the federal securities laws.

7)	The section “Financial Statements” appearing in the SAI is replaced with the following:

Financial Statements

Audited financial statements for the Separate Account and TIAA follow. TIAA’s financial statements should be considered only as bearing upon TIAA’s ability to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors of TIAA-CREF Life Insurance Company and the Contract Owners of TIAA- CREF Life Separate Account VA-1

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each of the sub-accounts of TIAA-CREF Life Separate Account VA-1 indicated in the table below as of December 31, 2024, and the related statements of operations and of changes in net assets for each of the periods indicated in the table below, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the sub- accounts of TIAA-CREF Life Separate Account VA-1 as of December 31, 2024, and the results of each of their operations and the changes in each of their net assets for the periods indicated in the table below, in conformity with accounting principles generally accepted in the United States of America.

Nuveen Life Balanced(1)	MFS Growth Series—Initial Class(1)

Nuveen Life Core Bond(1)	MFS Massachusetts Investors Growth Stock Portfolio(1)

Nuveen Life Core Equity(1)	MFS Utilities Series—Initial Class(1)

Nuveen Life Growth Equity(1)	Neuberger Berman Advisers Management Trust Mid Cap Intrinsic Value Portfolio—I Class(1)

Nuveen Life International Equity(1)	Neuberger Berman Advisers Management Trust Sustainable Equity Portfolio—I Class(1)

Nuveen Life Large Cap Responsible Equity(1)	PIMCO VIT All Asset Portfolio—Institutional Class(1)

Nuveen Life Large Cap Value(1)	PIMCO VIT Commodity Real Return Strategy Portfolio—Institutional Class(1)

Nuveen Life Money Market(1)	PIMCO VIT Emerging Markets Bond Portfolio—Institutional Class(1)

Nuveen Life Real Estate Securities Select(1)	PIMCO VIT Global Bond Opportunities Portfolio (Unhedged)—Institutional Class(1)

Nuveen Life Small Cap Equity(1)	PIMCO VIT Real Return Portfolio—Institutional Class(1)

Nuveen Life Stock Index(1)	PVC Equity Income Account—Class 1(1)

Calamos Growth and Income Portfolio(1)	PVC MidCap Account—Class 1(1)

ClearBridge Variable Growth Portfolio—Class I(1)	PSF Natural Resources Portfolio—Class II(1)

ClearBridge Variable Small Cap Growth Portfolio—Class I(1)	PSF PGIM Jennison Blend Portfolio—Class II(4)

Credit Suisse Trust-Commodity Return Strategy Portfolio(1)	PSF PGIM Jennison Value Portfolio—Class II(1)

Delaware VIP International Series—Standard Class(2)	Royce Capital Fund Micro-Cap Portfolio—Investment Class(1)

Dimensional VA Equity Allocation Portfolio(1)	Royce Capital Fund Small-Cap Portfolio—Investment Class(1)

Dimensional VA Global Bond Portfolio(1)	T. Rowe Price Health Sciences Portfolio I(1)

Dimensional VA Global Moderate Allocation Portfolio(1)	T. Rowe Price Limited-Term Bond Portfolio(1)

Dimensional VA International Small Portfolio(1)	Templeton Developing Markets VIP Fund—Class 1(1)

Dimensional VA International Value Portfolio(1)	Vanguard VIF Balanced Portfolio(1)

Dimensional VA Short-Term Fixed Portfolio(1)	Vanguard VIF Capital Growth Portfolio(1)

Dimensional VA US Large Value Portfolio(1)	Vanguard VIF Conservative Allocation Portfolio(1)

Dimensional VA US Targeted Value Portfolio(1)	Vanguard VIF Equity Index Portfolio(1)

Franklin Income VIP Fund—Class 1(1)	Vanguard VIF Global Bond Index Portfolio(1)

Franklin Mutual Shares VIP Fund—Class 1(1)	Vanguard VIF High Yield Bond Portfolio(1)

Franklin Small-Mid Cap Growth VIP Fund—Class 1(1)	Vanguard VIF International Portfolio(1)

Janus Henderson Forty Portfolio—Institutional Shares(1)	Vanguard VIF Mid-Cap Index Portfolio(1)

Janus Henderson Overseas Portfolio—Institutional Shares(1)	Vanguard VIF Moderate Allocation Portfolio(1)

Janus Henderson Mid Cap Value Portfolio-Institutional Shares(1)	Vanguard VIF Real Estate Index Portfolio(1)

John Hancock Disciplined Value Emerging Markets Equity Trust(1)	Vanguard VIF Small Company Growth Portfolio(1)

LVIP Macquarie Diversified Income Fund—Standard Class(1)	Vanguard VIF Total Bond Market Index Portfolio(1)

Macquarie VIP International Core Equity Series—Standard Class(3)	Vanguard VIF Total International Stock Market Index Portfolio(1)

Macquarie VIP Small Cap Value Series—Standard Class(1)	Vanguard VIF Total Stock Market Index Portfolio(1)

Matson Money Fixed Income VI Portfolio(1)	VY CBRE Global Real Estate Portfolio—Class I(1)

Matson Money International Equity VI Portfolio(1)	Wanger Acorn(1)

Matson Money U.S. Equity VI Portfolio(1)	Wanger International(1)

MFS Global Equity Series—Initial Class(1)	Western Asset Variable Global High Yield Bond Portfolio—Class I(1)

(1)	Statement of operations for the year ended December 31, 2024 and statement of changes in net assets for the years ended December 31, 2024 and December 31, 2023.
(2)

Statement of operations for the period January 1, 2024 through April 26, 2024 and statement of changes in net assets for the period January 1, 2024 through April 26, 2024 and for the year ended December 31, 2023.

(3)	Statement of operations and statement of changes in net assets for the period April 26, 2024 (commencement of operations) through December 31, 2024.
(4)

Statement of operations for the year ended December 31, 2024 and statement of changes in net assets for the year ended December 31, 2024 and for the period December 8, 2023 (commencement of operations) through December 31, 2023.

B-2	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1

Basis for Opinions

These financial statements are the responsibility of the TIAA-CREF Life Insurance Company management. Our responsibility is to express an opinion on the financial statements of each of the sub-accounts of TIAA-CREF Life Separate Account VA-1 based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to each of the sub-accounts of TIAA-CREF Life Separate Account VA-1 in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2024, by correspondence with the transfer agents of the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

/s/ PricewaterhouseCoopers LLP

Charlotte, North Carolina

April 29, 2025

We have served as the auditor of one or more of the sub-accounts of TIAA-CREF Life Separate Account VA-1 since 2005.

TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-3

Statements of Assets and Liabilities TIAA-CREF Life Separate Account VA-1 ∎ December 31, 2024

	Nuveen Life Balanced Sub-Account	Nuveen Life Core Bond Sub-Account	Nuveen Life Core Equity Sub-Account	Nuveen Life Growth Equity Sub-Account	Nuveen Life International Equity Sub-Account

ASSETS

Investments, at value	$60,039,261	$160,717,124	$189,829,160	$156,887,733	$118,662,138

Total assets	$60,039,261	$160,717,124	$189,829,160	$156,887,733	$118,662,138

NET ASSETS	$60,039,261	$160,717,124	$189,829,160	$156,887,733	$118,662,138

NET ASSETS

Accumulation fund	$60,039,261	$160,717,124	$164,950,108	$142,421,250	$113,703,831

Annuity fund	—	—	24,879,052	14,466,483	4,958,307

Net assets	$60,039,261	$160,717,124	$189,829,160	$156,887,733	$118,662,138

Investments, at cost	$58,628,169	$171,628,605	$157,665,604	$118,263,495	$109,829,852

Shares held in corresponding Funds	4,723,781	17,758,798	8,470,734	6,853,986	12,664,049

UNIT VALUE

Personal Annuity Select/Single Premium Immediate Annuity	$—	$—	$159.71	$112.15	$41.79

Lifetime Variable Select Annuity	—	42.81	159.64	112.22	41.79

Intelligent Variable Annuity

Band 1	45.77	43.55	162.40	114.12	42.49

Band 2	46.53	44.68	166.61	117.07	43.59

Band 3	47.04	45.45	169.48	119.09	44.34

Band 4	47.81	46.62	173.87	122.18	45.50

Band 5	45.28	42.81	159.65	112.19	41.77

Band 6	46.02	43.92	163.79	115.09	42.86

Band 7	46.53	44.68	166.61	117.07	43.59

Band 8	47.29	45.83	170.93	120.11	44.73

Statements of Operations

TIAA-CREF Life Separate Account VA-1 ∎ For the period or year ended December 31, 2024

	Nuveen Life Balanced Sub-Account	Nuveen Life Core Bond Sub-Account	Nuveen Life Core Equity Sub-Account	Nuveen Life Growth Equity Sub-Account	Nuveen Life International Equity Sub-Account

INVESTMENT INCOME

Dividends	$1,277,602	$6,081,752	$1,470,916	$363,875	$2,661,724

Expenses

Administrative expenses	63,084	181,676	312,344	241,740	163,804

Mortality and expense risk charges	100,696	225,672	547,321	434,718	280,038

Guaranteed minimum death benefits	32,255	50,873	20,426	16,228	26,927

Total expenses	196,035	458,221	880,091	692,686	470,769

Net investment income (loss)	1,081,567	5,623,531	590,825	(328,811)	2,190,955

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Realized gain (loss) on investments	338,112	(4,939,935)	6,131,115	6,615,421	2,402,231

Capital gain distributions	1,677,234	—	6,147,398	—	—

Net realized gain (loss)	2,015,346	(4,939,935)	12,278,513	6,615,421	2,402,231

Net change in unrealized appreciation (depreciation) on investments	2,990,847	3,096,045	31,026,921	28,814,610	(1,111,208)

Net realized and unrealized gain (loss) on investments	5,006,193	(1,843,890)	43,305,434	35,430,031	1,291,023

Net increase (decrease) in net assets from operations	$6,087,760	$3,779,641	$43,896,259	$35,101,220	$3,481,978

B-4	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1	See notes to financial statements

continued

	Nuveen Life Large Cap Responsible Equity Sub-Account	Nuveen Life Large Cap Value Sub-Account	Nuveen Life Money Market Sub-Account	Nuveen Life Real Estate Securities Select Sub-Account	Nuveen Life Small Cap Equity Sub-Account

ASSETS

Investments, at value	$93,187,487	$70,117,573	$104,656,445	$58,158,356	$61,700,829

Total assets	$93,187,487	$70,117,573	$104,656,445	$58,158,356	$61,700,829

NET ASSETS	$93,187,487	$70,117,573	$104,656,445	$58,158,356	$61,700,829

NET ASSETS

Accumulation fund	$84,558,562	$61,463,622	$104,656,445	$50,781,567	$55,254,733

Annuity fund	8,628,925	8,653,951	—	7,376,789	6,446,096

Net assets	$93,187,487	$70,117,573	$104,656,445	$58,158,356	$61,700,829

Investments, at cost	$79,348,052	$61,975,984	$104,656,445	$59,470,262	$53,285,796

Shares held in corresponding Funds	4,495,296	3,603,164	104,656,445	4,175,044	3,978,132

UNIT VALUE

Personal Annuity Select/Single Premium Immediate Annuity	$136.65	$155.93	$—	$150.16	$198.07

Lifetime Variable Select Annuity	137.17	155.96	12.51	150.26	198.19

Intelligent Variable Annuity

Band 1	138.94	158.57	12.73	152.73	201.44

Band 2	142.54	162.69	13.06	156.69	206.66

Band 3	144.99	165.49	13.29	159.39	210.22

Band 4	148.75	169.78	13.63	163.52	215.67

Band 5	136.59	155.89	12.52	150.14	198.03

Band 6	140.13	159.93	12.84	154.04	203.17

Band 7	142.54	162.69	13.06	156.69	206.66

Band 8	146.23	166.91	13.40	160.75	212.02

	Nuveen Life Large Cap Responsible Equity Sub-Account	Nuveen Life Large Cap Value Sub-Account	Nuveen Life Money Market Sub-Account	Nuveen Life Real Estate Securities Select Sub-Account	Nuveen Life Small Cap Equity Sub-Account

INVESTMENT INCOME

Dividends	$1,329,142	$1,123,539	$5,337,506	$1,686,076	$535,147

Expenses

Administrative expenses	146,982	118,934	115,372	104,665	100,521

Mortality and expense risk charges	245,338	191,989	162,413	186,532	176,452

Guaranteed minimum death benefits	12,120	11,245	37,062	4,734	6,253

Total expenses	404,440	322,168	314,847	295,931	283,226

Net investment income (loss)	924,702	801,371	5,022,659	1,390,145	251,921

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Realized gain (loss) on investments	3,146,009	3,666,625	—	(904,193)	917,624

Capital gain distributions	4,533,065	4,628,660	—	—	648,561

Net realized gain (loss)	7,679,074	8,295,285	—	(904,193)	1,566,185

Net change in unrealized appreciation (depreciation) on investments	5,770,429	597,690	—	1,956,947	6,518,478

Net realized and unrealized gain (loss) on investments	13,449,503	8,892,975	—	1,052,754	8,084,663

Net increase (decrease) in net assets from operations	$14,374,205	$9,694,346	$5,022,659	$2,442,899	$8,336,584

See notes to financial statements	TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-5

Statements of Assets and Liabilities TIAA-CREF Life Separate Account VA-1 ∎ December 31, 2024

	Nuveen Life Stock Index Sub-Account	Calamos Growth and Income Portfolio Sub-Account	ClearBridge Variable Growth Portfolio—Class I Sub-Account	ClearBridge Variable Small Cap Growth Portfolio—Class I Sub-Account	Credit Suisse Trust—Commodity Return Strategy Portfolio Sub-Account

ASSETS

Investments, at value	$678,647,373	$5,222,611	$29,550,209	$5,017,842	$492,651

Total assets	$678,647,373	$5,222,611	$29,550,209	$5,017,842	$492,651

NET ASSETS	$678,647,373	$5,222,611	$29,550,209	$5,017,842	$492,651

NET ASSETS

Accumulation fund	$616,711,550	$5,222,611	$29,550,209	$5,017,842	$492,651

Annuity fund	61,935,823	—	—	—	—

Net assets	$678,647,373	$5,222,611	$29,550,209	$5,017,842	$492,651

Investments, at cost	$438,117,683	$3,903,207	$35,277,333	$4,875,997	$613,612

Shares held in corresponding Funds	14,405,591	225,016	2,036,541	181,215	27,400

UNIT VALUE

Personal Annuity Select/Single Premium Immediate Annuity	$179.83	$—	$—	$—	$—

Lifetime Variable Select Annuity	179.74	—	—	—	—

Intelligent Variable Annuity

Band 1	182.87	—	58.25	61.92	22.22

Band 2	187.61	—	59.76	63.53	22.60

Band 3	190.84	—	60.79	64.62	22.85

Band 4	195.79	56.14	62.36	66.30	23.24

Band 5	179.77	—	57.26	60.87	21.98

Band 6	184.43	—	58.75	62.45	22.35

Band 7	187.61	—	59.76	63.53	—

Band 8	192.47	55.19	61.31	65.17	—

Statements of Operations

TIAA-CREF Life Separate Account VA-1 ∎ For the period or year ended December 31, 2024

	Nuveen Life Stock Index Sub-Account	Calamos Growth and Income Portfolio Sub-Account	ClearBridge Variable Growth Portfolio—Class I Sub-Account	ClearBridge Variable Small Cap Growth Portfolio—Class I Sub-Account	Credit Suisse Trust—Commodity Return Strategy Portfolio Sub-Account

INVESTMENT INCOME

Dividends	$8,854,417	$19,111	$31,488	$—	$16,971

Expenses

Administrative expenses	989,705	5,007	29,894	5,147	561

Mortality and expense risk charges	1,776,086	—	58,841	5,429	1,194

Guaranteed minimum death benefits	119,192	1,495	14,281	1,815	116

Total expenses	2,884,983	6,502	103,016	12,391	1,871

Net investment income (loss)	5,969,434	12,609	(71,528)	(12,391)	15,100

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Realized gain (loss) on investments	56,736,391	73,372	(3,516,580)	(406,063)	(36,461)

Capital gain distributions	9,638,364	72,807	7,909,853	169,433	—

Net realized gain (loss)	66,374,755	146,179	4,393,273	(236,630)	(36,461)

Net change in unrealized appreciation (depreciation) on investments	62,371,993	780,855	(840,709)	455,795	45,750

Net realized and unrealized gain (loss) on investments	128,746,748	927,034	3,552,564	219,165	9,289

Net increase (decrease) in net assets from operations	$134,716,182	$939,643	$3,481,036	$206,774	$24,389

B-6	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1	See notes to financial statements

continued

	Delaware VIP International Series—Standard Class Sub-Account†	Dimensional VA Equity Allocation Portfolio Sub-Account	Dimensional VA Global Bond Portfolio Sub-Account	Dimensional VA Global Moderate Allocation Portfolio Sub-Account	Dimensional VA International Small Portfolio Sub-Account	Dimensional VA International Value Portfolio Sub-Account

ASSETS

Investments, at value	$—	$15,239,650	$55,055,219	$48,153,622	$46,602,586	$95,595,229

Total assets	$—	$15,239,650	$55,055,219	$48,153,622	$46,602,586	$95,595,229

NET ASSETS	$—	$15,239,650	$55,055,219	$48,153,622	$46,602,586	$95,595,229

NET ASSETS

Accumulation fund	$—	$15,239,650	$55,055,219	$48,153,622	$46,602,586	$95,595,229

Net assets	$—	$15,239,650	$55,055,219	$48,153,622	$46,602,586	$95,595,229

Investments, at cost	$—	$13,906,813	$57,228,529	$43,535,542	$47,728,629	$91,760,567

Shares held in corresponding Funds	—	960,886	5,652,487	2,945,176	4,020,931	7,003,313

UNIT VALUE

Personal Annuity Select/Single Premium Immediate Annuity	$—

Lifetime Variable Select Annuity	—

Intelligent Variable Annuity

Band 1	—	$50.03	$28.80	$49.01	$52.45	$49.74

Band 2	—	50.59	29.36	49.84	53.45	50.70

Band 3	—	50.97	29.73	50.40	54.13	51.34

Band 4	—	51.54	30.30	51.25	55.17	52.33

Band 5	—	49.65	28.44	48.47	51.78	49.12

Band 6	—	50.21	28.99	49.29	52.78	50.06

Band 7	—	50.59	29.36	49.84	53.45	50.70

Band 8	—	51.16	29.92	50.68	54.48	51.67

	Delaware VIP International Series—Standard Class Sub-Account†	Dimensional VA Equity Allocation Portfolio Sub-Account	Dimensional VA Global Bond Portfolio Sub-Account	Dimensional VA Global Moderate Allocation Portfolio Sub-Account	Dimensional VA International Small Portfolio Sub-Account	Dimensional VA International Value Portfolio Sub-Account

INVESTMENT INCOME

Dividends	$889,510	$280,377	$2,645,379	$1,295,842	$1,643,380	$3,856,214

Expenses

Administrative expenses	13,912	13,776	56,430	47,356	48,926	99,687

Mortality and expense risk charges	20,369	23,166	93,752	81,831	89,335	177,317

Guaranteed minimum death benefits	5,787	1,995	14,078	21,838	16,736	35,331

Total expenses	40,068	38,937	164,260	151,025	154,997	312,335

Net investment income (loss)	849,442	241,440	2,481,119	1,144,817	1,488,383	3,543,879

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Realized gain (loss) on investments	40,339	611,952	(681,172)	980,556	444,447	8,121,139

Capital gain distributions	—	177,242	—	276,720	1,285,227	1,990,197

Net realized gain (loss)	40,339	789,194	(681,172)	1,257,276	1,729,674	10,111,336

Net change in unrealized appreciation (depreciation) on investments	268,168	734,002	980,200	2,719,198	(1,515,644)	(7,460,369)

Net realized and unrealized gain (loss) on investments	308,507	1,523,196	299,028	3,976,474	214,030	2,650,967

Net increase (decrease) in net assets from operations	$1,157,949	$1,764,636	$2,780,147	$5,121,291	$1,702,413	$6,194,846

†	Delaware VIP International Series—Standard Class Sub-Account merged into Macquarie VIP International Core Equity Series-Standard Class Sub-Account on April 26, 2024.

See notes to financial statements	TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-7

Statements of Assets and Liabilities TIAA-CREF Life Separate Account VA-1 ∎ December 31, 2024

	Dimensional VA Short-Term Fixed Portfolio Sub-Account	Dimensional VA US Large Value Portfolio Sub-Account	Dimensional VA US Targeted Value Portfolio Sub-Account	Franklin Income VIP Fund—Class 1 Sub-Account	Franklin Mutual Shares VIP Fund-Class 1 Sub-Account

ASSETS

Investments, at value	$77,958,542	$72,529,665	$47,927,599	$7,971,401	$2,015,468

Total assets	$77,958,542	$72,529,665	$47,927,599	$7,971,401	$2,015,468

NET ASSETS	$77,958,542	$72,529,665	$47,927,599	$7,971,401	$2,015,468

NET ASSETS

Accumulation fund	$77,958,542	$72,529,665	$47,927,599	$7,971,401	$2,015,468

Net assets	$77,958,542	$72,529,665	$47,927,599	$7,971,401	$2,015,468

Investments, at cost	$78,616,784	$72,853,692	$47,234,255	$8,174,498	$1,970,773

Shares held in corresponding Funds	7,741,663	2,228,254	2,123,509	527,209	119,683

UNIT VALUE

Personal Annuity Select/Single Premium Immediate Annuity	$—	$—	$—	$—	$—

Lifetime Variable Select Annuity	—	—	—	—	—

Intelligent Variable Annuity

Band 1	$27.64	$89.02	$94.39	$41.70	$47.23

Band 2	28.17	90.72	96.20	42.78	48.45

Band 3	28.53	91.88	97.43	43.52	49.28

Band 4	29.07	93.64	99.30	44.65	50.56

Band 5	27.29	87.90	93.20	41.00	46.43

Band 6	27.81	89.58	94.99	42.06	47.63

Band 7	28.17	90.72	96.20	—	—

Band 8	28.71	92.46	98.05	43.89	49.71

Statements of Operations

TIAA-CREF Life Separate Account VA-1 ∎ For the period or year ended December 31, 2024

	Dimensional VA Short-Term Fixed Portfolio Sub-Account	Dimensional VA US Large Value Portfolio Sub-Account	Dimensional VA US Targeted Value Portfolio Sub-Account	Franklin Income VIP Fund—Class 1 Sub-Account	Franklin Mutual Shares VIP Fund—Class 1 Sub-Account

INVESTMENT INCOME

Dividends	$3,752,028	$1,485,689	$665,798	$403,219	$50,167

Expenses

Administrative expenses	78,976	74,757	48,662	7,951	2,315

Mortality and expense risk charges	139,131	128,230	76,641	4,393	746

Guaranteed minimum death benefits	28,803	24,224	15,599	2,717	1,345

Total expenses	246,910	227,211	140,902	15,061	4,406

Net investment income (loss)	3,505,118	1,258,478	524,896	388,158	45,761

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Realized gain (loss) on investments	168,167	7,416,900	303,666	(19,572)	(63,626)

Capital gain distributions	—	7,485,463	3,243,341	31,515	46,342

Net realized gain (loss)	168,167	14,902,363	3,547,007	11,943	(17,284)

Net change in unrealized appreciation (depreciation) on investments	275,494	(6,981,325)	(389,696)	144,689	234,693

Net realized and unrealized gain (loss) on investments	443,661	7,921,038	3,157,311	156,632	217,409

Net increase (decrease) in net assets from operations	$3,948,779	$9,179,516	$3,682,207	$544,790	$263,170

B-8	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1	See notes to financial statements

continued

	Franklin Small-Mid Cap Growth VIP Fund-Class 1 Sub-Account	Janus Henderson Forty Portfolio-Institutional Shares Sub-Account	Janus Henderson Overseas Portfolio-Institutional Shares Sub-Account	Janus Henderson Mid Cap Value Portfolio-Institutional Shares Sub-Account	John Hancock Disciplined Value Emerging Markets Equity Trust Sub-Account

ASSETS

Investments, at value	$13,871,753	$17,887,988	$1,747,062	$9,511,028	$41,740,720

Total assets	$13,871,753	$17,887,988	$1,747,062	$9,511,028	$41,740,720

NET ASSETS	$13,871,753	$17,887,988	$1,747,062	$9,511,028	$41,740,720

NET ASSETS

Accumulation fund	$13,871,753	$17,887,988	$1,747,062	$9,511,028	$41,740,720

Net assets	$13,871,753	$17,887,988	$1,747,062	$9,511,028	$41,740,720

Investments, at cost	$12,064,119	$14,714,337	$1,359,050	$8,691,147	$41,018,476

Shares held in corresponding Funds	730,477	311,746	39,778	511,071	4,445,231

UNIT VALUE

Personal Annuity Select/Single Premium Immediate Annuity	$—	$—	$—	$—	$—

Lifetime Variable Select Annuity	—	—	—	—	—

Intelligent Variable Annuity

Band 1	90.24	233.75	—	53.65	33.67

Band 2	92.57	239.81	—	55.04	34.18

Band 3	94.17	243.94	—	55.99	34.52

Band 4	96.61	250.26	92.47	57.44	35.05

Band 5	88.71	229.79	—	—	33.33

Band 6	91.01	235.75	—	54.11	33.84

Band 7	92.57	239.81	—	55.04	34.18

Band 8	94.98	246.03	90.90	56.47	34.70

	Franklin Small-Mid Cap Growth VIP Fund—Class 1 Sub-Account	Janus Henderson Forty Portfolio—Institutional Shares Sub-Account	Janus Henderson Overseas Portfolio—Institutional Shares Sub-Account	Janus Henderson Mid Cap Value Portfolio—Institutional Shares Sub-Account	John Hancock Disciplined Value Emerging Markets Equity Trust Sub-Account

INVESTMENT INCOME

Dividends	$—	$18,211	$25,282	$91,535	$1,817,381

Expenses

Administrative expenses	13,982	16,907	1,918	9,436	43,645

Mortality and expense risk charges	16,868	11,055	—	2,446	86,528

Guaranteed minimum death benefits	5,202	6,913	347	2,749	18,919

Total expenses	36,052	34,875	2,265	14,631	149,092

Net investment income (loss)	(36,052)	(16,664)	23,017	76,904	1,668,289

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Realized gain (loss) on investments	(109,114)	532,782	75,505	263,782	1,152,330

Capital gain distributions	—	950,557	—	469,794	—

Net realized gain (loss)	(109,114)	1,483,339	75,505	733,576	1,152,330

Net change in unrealized appreciation (depreciation) on investments	1,595,351	2,585,665	12,643	313,339	(3,909,043)

Net realized and unrealized gain (loss) on investments	1,486,237	4,069,004	88,148	1,046,915	(2,756,713)

Net increase (decrease) in net assets from operations	$1,450,185	$4,052,340	$111,165	$1,123,819	$(1,088,424)

See notes to financial statements	TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-9

Statements of Assets and Liabilities TIAA-CREF Life Separate Account VA-1 ∎ December 31, 2024

	LVIP Macquarie Diversified Income Fund- Standard Class Sub-Account	Macquarie VIP International Core Equity Series—Standard Class Sub-Account	Macquarie VIP Small Cap Value Series- Standard Class Sub-Account	Matson Money Fixed Income VI Portfolio Sub-Account

ASSETS

Investments, at value	$63,465,734	$42,079,327	$32,188,297	$24,032,812

Total assets	$63,465,734	$42,079,327	$32,188,297	$24,032,812

NET ASSETS	$63,465,734	$42,079,327	$32,188,297	$24,032,812

NET ASSETS

Accumulation fund	$63,465,734	$42,079,327	$32,188,297	$24,032,812

Net assets	$63,465,734	$42,079,327	$32,188,297	$24,032,812

Investments, at cost	$68,535,015	$42,964,770	$29,944,303	$24,131,777

Shares held in corresponding Funds	7,289,884	2,542,558	795,165	1,012,761

UNIT VALUE

Personal Annuity Select/Single Premium Immediate Annuity	$—	$—	$—	$—

Lifetime Variable Select Annuity	—	—	—	—

Intelligent Variable Annuity

Band 1	17.36	17.79	106.33	26.13

Band 2	17.81	18.25	109.09	26.56

Band 3	18.12	18.56	110.97	26.85

Band 4	18.59	19.04	113.84	27.29

Band 5	17.07	17.49	104.53	25.85

Band 6	17.51	17.94	107.24	26.28

Band 7	17.81	18.25	109.09	26.56

Band 8	18.27	18.72	111.92	27.00

Statements of Operations

TIAA-CREF Life Separate Account VA-1 ∎ For the period or year ended December 31, 2024

	LVIP Macquarie Diversified Income Fund-Standard Class Sub-Account	Macquarie VIP International Core Equity Series—Standard Class Sub-Account ^	Macquarie VIP Small Cap Value Series- Standard Class Sub-Account	Matson Money Fixed Income VI Portfolio Sub-Account

INVESTMENT INCOME

Dividends	$2,703,019	$536,525	$439,321	$861,720

Expenses

Administrative expenses	64,161	29,581	32,649	25,093

Mortality and expense risk charges	56,501	36,436	40,555	49,747

Guaranteed minimum death benefits	25,502	12,363	12,381	8,679

Total expenses	146,164	78,380	85,585	83,519

Net investment income (loss)	2,556,855	458,145	353,736	778,201

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Realized gain (loss) on investments	(2,356,438)	94,676	1,412,304	(121,778)

Capital gain distributions	—	97,116	1,213,023	—

Net realized gain (loss)	(2,356,438)	191,792	2,625,327	(121,778)

Net change in unrealized appreciation (depreciation) on investments	949,490	(885,443)	446,850	170,638

Net realized and unrealized gain (loss) on investments	(1,406,948)	(693,651)	3,072,177	48,860

Net increase (decrease) in net assets from operations	$1,149,907	$(235,506)	$3,425,913	$827,061

^	For the period April 26, 2024 (commencement of operations) to December 31, 2024.

B-10	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1	See notes to financial statements

continued

	Matson Money International Equity VI Portfolio Sub-Account	Matson Money U.S. Equity VI Portfolio Sub-Account	MFS Global Equity Series-Initial Class Sub-Account	MFS Growth Series-Initial Class Sub-Account	MFS Massachusetts Investors Growth Stock Portfolio Sub-Account

ASSETS

Investments, at value	$18,081,097	$24,768,725	$4,582,934	$1,258,438	$8,275,378

Total assets	$18,081,097	$24,768,725	$4,582,934	$1,258,438	$8,275,378

NET ASSETS	$18,081,097	$24,768,725	$4,582,934	$1,258,438	$8,275,378

NET ASSETS

Accumulation fund	$18,081,097	$24,768,725	$4,582,934	$1,258,438	$8,275,378

Net assets	$18,081,097	$24,768,725	$4,582,934	$1,258,438	$8,275,378

Investments, at cost	$17,988,319	$24,960,536	$4,630,937	$1,024,068	$7,463,895

Shares held in corresponding Funds	709,341	779,136	216,585	17,166	345,527

UNIT VALUE

Personal Annuity Select/Single Premium Immediate Annuity	$—	$—	$—	$—	$—

Lifetime Variable Select Annuity	—	—	—	—	—

Intelligent Variable Annuity

Band 1	35.02	58.48	44.54	—	63.40

Band 2	35.60	59.44	45.70	—	65.04

Band 3	35.99	60.09	46.48	—	66.16

Band 4	36.58	61.08	47.69	174.10	67.88

Band 5	34.65	57.85	43.79	—	62.32

Band 6	35.22	58.80	44.92	—	63.94

Band 7	35.60	59.44	45.70	—	65.04

Band 8	36.19	60.42	46.88	171.15	66.73

	Matson Money International Equity VI Portfolio Sub-Account	Matson Money U.S. Equity VI Portfolio Sub-Account	MFS Global Equity Series-Initial Class Sub-Account	MFS Growth Series- Initial Class Sub-Account	MFS Massachusetts Investors Growth Stock Portfolio Sub-Account

INVESTMENT INCOME

Dividends	$544,797	$207,277	$50,428	$—	$30,314

Expenses

Administrative expenses	18,982	25,886	5,442	1,194	9,290

Mortality and expense risk charges	37,927	50,233	4,670	1	7,433

Guaranteed minimum death benefits	5,479	7,525	1,435	360	3,947

Total expenses	62,388	83,644	11,547	1,555	20,670

Net investment income (loss)	482,409	123,633	38,881	(1,555)	9,644

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Realized gain (loss) on investments	1,088,863	357,784	3,538	15,039	373,687

Capital gain distributions	340,516	2,225,207	316,077	90,320	759,856

Net realized gain (loss)	1,429,379	2,582,991	319,615	105,359	1,133,543

Net change in unrealized appreciation (depreciation) on investments	(937,515)	216,190	(41,114)	207,547	257,098

Net realized and unrealized gain (loss) on investments	491,864	2,799,181	278,501	312,906	1,390,641

Net increase (decrease) in net assets from operations	$974,273	$2,922,814	$317,382	$311,351	$1,400,285

See notes to financial statements	TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-11

Statements of Assets and Liabilities TIAA-CREF Life Separate Account VA-1 ∎ December 31, 2024

	MFS Utilities Series—Initial Class Sub-Account	Neuberger Berman Advisers Management Trust Mid Cap Intrinsic Value Portfolio— I Class Sub-Account	Neuberger Berman Advisers Management Trust Sustainable Equity Portfolio— I Class Sub-Account	PIMCO VIT All Asset Portfolio—Institutional Class Sub-Account	PIMCO VIT Commodity Real Return Strategy Portfolio—Institutional Class Sub-Account

ASSETS

Investments, at value	$3,476,853	$45,778,274	$2,734,773	$3,933,486	$2,625,460

Total assets	$3,476,853	$45,778,274	$2,734,773	$3,933,486	$2,625,460

NET ASSETS	$3,476,853	$45,778,274	$2,734,773	$3,933,486	$2,625,460

NET ASSETS

Accumulation fund	$3,476,853	$45,778,274	$2,734,773	$3,933,486	$2,625,460

Net assets	$3,476,853	$45,778,274	$2,734,773	$3,933,486	$2,625,460

Investments, at cost	$3,502,659	$44,036,822	$2,124,090	$4,431,319	$2,928,549

Shares held in corresponding Funds	101,603	2,776,123	68,489	439,496	484,402

UNIT VALUE

Personal Annuity Select/Single Premium Immediate Annuity	$—	$—	$—	$—	$—

Lifetime Variable Select Annuity	—	—	—	—	—

Intelligent Variable Annuity

Band 1	90.65	43.62	72.58	24.10	23.15

Band 2	93.00	44.75	74.46	24.72	23.54

Band 3	94.60	45.52	75.75	25.15	23.81

Band 4	97.05	46.70	77.71	25.80	24.21

Band 5	89.12	42.88	71.35	23.69	22.90

Band 6	91.43	43.99	73.20	24.30	23.28

Band 7	93.00	44.75	74.46	24.72	23.54

Band 8	95.41	45.91	76.39	25.36	23.94

Statements of Operations

TIAA-CREF Life Separate Account VA-1 ∎ For the period or year ended December 31, 2024

	MFS Utilities Series—Initial Class Sub-Account	Neuberger Berman Advisers Management Trust Mid Cap Intrinsic Value Portfolio— I Class Sub-Account	Neuberger Berman Advisers Management Trust Sustainable Equity Portfolio— I Class Sub-Account	PIMCO VIT All Asset Portfolio—Institutional Class Sub-Account	PIMCO VIT Commodity Real Return Strategy Portfolio—Institutional Class Sub-Account

INVESTMENT INCOME

Dividends	$76,269	$327,016	$5,956	$256,886	$66,516

Expenses

Administrative expenses	3,425	46,073	2,500	3,949	2,847

Mortality and expense risk charges	2,176	70,070	631	1,636	4,369

Guaranteed minimum death benefits	1,659	19,998	695	1,267	1,061

Total expenses	7,260	136,141	3,826	6,852	8,277

Net investment income (loss)	69,009	190,875	2,130	250,034	58,239

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Realized gain (loss) on investments	(29,406)	1,068,451	96,879	(12,943)	(498,519)

Capital gain distributions	94,115	1,472,660	128,321	—	—

Net realized gain (loss)	64,709	2,541,111	225,200	(12,943)	(498,519)

Net change in unrealized appreciation (depreciation) on investments	204,140	1,093,642	329,821	(97,243)	549,066

Net realized and unrealized gain (loss) on investments	268,849	3,634,753	555,021	(110,186)	50,547

Net increase (decrease) in net assets from operations	$337,858	$3,825,628	$557,151	$139,848	$108,786

B-12	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1	See notes to financial statements

continued

	PIMCO VIT Emerging Markets Bond Portfolio—Institutional Class Sub-Account	PIMCO VIT Global Bond Opportunities Portfolio (Unhedged)—Institutional Class Sub-Account	PIMCO VIT Real Return Portfolio—Institutional Class Sub-Account	PVC Equity Income Account— Class 1 Sub-Account	PVC MidCap Account—Class 1 Sub-Account

ASSETS

Investments, at value	$42,714,782	$6,044,018	$100,867,086	$102,794,882	$9,582,464

Total assets	$42,714,782	$6,044,018	$100,867,086	$102,794,882	$9,582,464

NET ASSETS	$42,714,782	$6,044,018	$100,867,086	$102,794,882	$9,582,464

NET ASSETS

Accumulation fund	$42,714,782	$6,044,018	$100,867,086	$102,794,882	$9,582,464

Net assets	$42,714,782	$6,044,018	$100,867,086	$102,794,882	$9,582,464

Investments, at cost	$43,488,795	$6,567,225	$107,876,031	$93,153,858	$8,272,710

Shares held in corresponding Funds	4,014,547	654,114	$8,763,431	3,334,249	138,435

UNIT VALUE

Personal Annuity Select/Single Premium Immediate Annuity	$—	$—	$—	$—	$—

Lifetime Variable Select Annuity	—	—	—	—	—

Intelligent Variable Annuity

Band 1	33.50	18.28	19.93	69.14	—

Band 2	34.07	18.76	20.45	70.93	—

Band 3	34.45	19.08	20.80	72.15	—

Band 4	35.03	19.58	21.34	74.03	107.59

Band 5	33.13	17.97	19.60	67.97	—

Band 6	33.69	18.44	20.10	69.73	101.35

Band 7	34.07	18.76	20.45	70.93	—

Band 8	34.64	19.24	20.98	72.77	105.77

	PIMCO VIT Emerging Markets Bond Portfolio—Institutional Class Sub-Account	PIMCO VIT Global Bond Opportunities Portfolio (Unhedged)—Institutional Class Sub-Account	PIMCO VIT Real Return Portfolio—Institutional Class Sub-Account	PVC Equity Income Account—Class 1 Sub-Account	PVC MidCap Account—Class 1 Sub-Account

INVESTMENT INCOME

Dividends	$2,770,611	$221,370	$2,808,811	$2,130,754	$22,725

Expenses

Administrative expenses	42,398	6,043	102,226	103,424	9,386

Mortality and expense risk charges	81,045	4,642	152,710	126,483	327

Guaranteed minimum death benefits	17,915	1,040	40,648	41,164	3,111

Total expenses	141,358	11,725	295,584	271,071	12,824

Net investment income (loss)	2,629,253	209,645	2,513,227	1,859,683	9,901

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Realized gain (loss) on investments	(2,058,799)	(158,757)	(2,812,860)	2,236,867	163,844

Capital gain distributions	—	—	—	983,630	802,413

Net realized gain (loss)	(2,058,799)	(158,757)	(2,812,860)	3,220,497	966,257

Net change in unrealized appreciation (depreciation) on investments	2,418,738	(79,420)	2,307,950	9,404,882	725,322

Net realized and unrealized gain (loss) on investments	359,939	(238,177)	(504,910)	12,625,379	1,691,579

Net increase (decrease) in net assets from operations	$2,989,192	$(28,532)	2,008,317	$14,485,062	$1,701,480

See notes to financial statements	TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-13

Statements of Assets and Liabilities TIAA-CREF Life Separate Account VA-1 ∎ December 31, 2024

	PSF Natural Resources Portfolio-Class II Sub-Account	PSF PGIM Jennison Blend Portfolio—Class II Sub-Account	PSF PGIM Jennison Value Portfolio-Class II Sub-Account	Royce Capital Fund Micro-Cap Portfolio- Investment Class Sub-Account	Royce Capital Fund Small-Cap Portfolio- Investment Class Sub-Account

ASSETS

Investments, at value	$2,808,900	$27,852,778	$10,168,208	$648,823	$8,872,905

Total assets	$2,808,900	$27,852,778	$10,168,208	$648,823	$8,872,905

NET ASSETS	$2,808,900	$27,852,778	$10,168,208	$648,823	$8,872,905

NET ASSETS

Accumulation fund	$2,808,900	$27,852,778	$10,168,208	$648,823	$8,872,905

Net assets	$2,808,900	$27,852,778	$10,168,208	$648,823	$8,872,905

Investments, at cost	$2,465,142	$23,052,219	$6,001,851	$601,509	$8,446,839

Shares held in corresponding Funds	66,783	235,104	173,223	66,546	941,922

UNIT VALUE

Personal Annuity Select/Single Premium Immediate Annuity	$—	$—	$—	$—	$—

Lifetime Variable Select Annuity	—	—	—	—	—

Intelligent Variable Annuity

Band 1	63.91	74.50	79.10	35.70	29.78

Band 2	65.57	76.44	81.15	36.63	30.55

Band 3	66.70	77.75	—	37.26	31.08

Band 4	68.43	79.77	84.69	38.22	31.88

Band 5	62.83	73.24	—	35.10	29.28

Band 6	64.46	75.14	79.78	36.01	30.03

Band 7	65.57	76.44	81.15	36.63	30.55

Band 8	67.27	78.42	83.26	37.58	31.34

Statements of Operations

TIAA-CREF Life Separate Account VA-1 ∎ For the period or year ended December 31, 2024

	PSF Natural Resources Portfolio-Class II Sub-Account	PSF PGIM Jennison Blend Portfolio—Class II Sub-Account	PSF PGIM Jennison Value Portfolio-Class II Sub-Account	Royce Capital Fund Micro-Cap Portfolio- Investment Class Sub-Account	Royce Capital Fund Small-Cap Portfolio- Investment Class Sub-Account

INVESTMENT INCOME

Dividends	$—	$—	$—	$—	$106,913

Expenses

Administrative expenses	3,162	27,524	9,735	612	9,122

Mortality and expense risk charges	2,457	15,834	2,952	187	2,492

Guaranteed minimum death benefits	892	9,037	3,325	210	2,691

Total expenses	6,511	52,395	16,012	1,009	14,305

Net investment income (loss)	(6,511)	(52,395)	(16,012)	(1,009)	92,608

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Realized gain (loss) on investments	242,264	2,328,893	497,291	(170,209)	360,097

Capital gain distributions	—	—	—	43,560	361,355

Net realized gain (loss)	242,264	2,328,893	497,291	(126,649)	721,452

Net change in unrealized appreciation (depreciation) on investments	(117,327)	3,894,345	1,272,778	193,383	(517,629)

Net realized and unrealized gain (loss) on investments	124,937	6,223,238	1,770,069	66,734	203,823

Net increase (decrease) in net assets from operations	$118,426	$6,170,843	$1,754,057	$65,725	$296,431

B-14	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1	See notes to financial statements

continued

	T. Rowe Price® Health Sciences Portfolio I Sub-Account	T. Rowe Price® Limited-Term Bond Portfolio Sub-Account	Templeton Developing Markets VIP Fund-Class 1 Sub-Account	Vanguard VIF Balanced Portfolio Sub-Account	Vanguard VIF Capital Growth Portfolio Sub-Account

ASSETS

Investments, at value	$6,496,718	$53,244,780	$29,508,073	$5,339,716	$23,056,672

Total assets	$6,496,718	$53,244,780	$29,508,073	$5,339,716	$23,056,672

NET ASSETS	$6,496,718	$53,244,780	$29,508,073	$5,339,716	$23,056,672

NET ASSETS

Accumulation fund	$6,496,718	$53,244,780	$29,508,073	$5,339,716	$23,056,672

Net assets	$6,496,718	$53,244,780	$29,508,073	$5,339,716	$23,056,672

Investments, at cost	$7,292,318	$53,368,890	$28,557,957	$4,912,030	$19,365,700

Shares held in corresponding Funds	126,741	11,352,831	3,459,329	215,572	452,624

UNIT VALUE

Personal Annuity Select/Single Premium Immediate Annuity	$—	$—	$—	$—	$—

Lifetime Variable Select Annuity	—	—	—	—	—

Intelligent Variable Annuity

Band 1	54.06	28.69	18.99	39.46	76.94

Band 2	54.88	29.25	19.49	39.73	78.10

Band 3	55.43	29.63	19.82	39.92	78.89

Band 4	56.28	30.20	20.34	40.20	80.09

Band 5	53.52	28.33	18.67	39.27	76.17

Band 6	54.33	28.88	19.16	39.55	77.32

Band 7	54.88	29.25	19.49	—	78.10

Band 8	55.71	29.89	19.99	40.01	79.29

	T. Rowe Price® Health Sciences Portfolio I Sub-Account	T. Rowe Price® Limited-Term Bond Portfolio Sub-Account	Templeton Developing Markets VIP Fund-Class 1 Sub-Account	Vanguard VIF Balanced Portfolio Sub-Account	Vanguard VIF Capital Growth Portfolio Sub-Account

INVESTMENT INCOME

Dividends	$—	$2,214,711	$1,144,805	$100,948	$255,565

Expenses

Administrative expenses	7,271	52,989	28,448	4,849	23,534

Mortality and expense risk charges	11,108	77,667	39,449	8,238	23,735

Guaranteed minimum death benefits	4,308	24,912	9,816	993	3,093

Total expenses	22,687	155,568	77,713	14,080	50,362

Net investment income (loss)	(22,687)	2,059,143	1,067,092	86,868	205,203

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Realized gain (loss) on investments	53,858	(435,064)	(967,813)	(9,424)	903,999

Capital gain distributions	571,992	—	207,454	218,332	467,136

Net realized gain (loss)	625,850	(435,064)	(760,359)	208,908	1,371,135

Net change in unrealized appreciation (depreciation) on investments	(482,913)	780,527	1,698,333	339,929	1,328,186

Net realized and unrealized gain (loss) on investments	142,937	345,463	937,974	548,837	2,699,321

Net increase (decrease) in net assets from operations	$120,250	$2,404,606	$2,005,066	$635,705	$2,904,524

See notes to financial statements	TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-15

Statements of Assets and Liabilities TIAA-CREF Life Separate Account VA-1 ∎ December 31, 2024

	Vanguard VIF Conservative Allocation Portfolio Sub-Account	Vanguard VIF Equity Index Portfolio Sub-Account	Vanguard VIF Global Bond Index Portfolio Sub-Account	Vanguard VIF High Yield Bond Portfolio Sub-Account	Vanguard VIF International Portfolio Sub-Account

ASSETS

Investments, at value	$3,495,630	$233,019,610	$3,971,267	$59,397,612	$4,280,492

Total assets	$3,495,630	$233,019,610	$3,971,267	$59,397,612	$4,280,492

NET ASSETS	$3,495,630	$233,019,610	$3,971,267	$59,397,612	$4,280,492

NET ASSETS

Accumulation fund	$3,495,630	$233,019,610	$3,971,267	$59,397,612	$4,280,492

Net assets	$3,495,630	$233,019,610	$3,971,267	$59,397,612	$4,280,492

Investments, at cost	$3,517,621	$192,209,592	$3,933,779	$58,539,714	$4,072,743

Shares held in corresponding Funds	140,218	3,230,103	215,713	8,026,704	167,207

UNIT VALUE

Personal Annuity Select/Single Premium Immediate Annuity	$—	$—	$—	$—	$—

Lifetime Variable Select Annuity	—	—	—	—	—

Intelligent Variable Annuity

Band 1	30.95	82.65	23.20	37.72	36.41

Band 2	31.16	83.91	23.37	38.30	36.67

Band 3	31.31	84.76	23.48	38.68	36.84

Band 4	31.53	86.04	23.64	39.27	37.10

Band 5	30.80	81.83	—	37.35	36.24

Band 6	31.02	83.07	23.26	37.91	36.50

Band 7	31.16	83.91	23.37	38.30	36.67

Band 8	31.38	85.18	23.53	38.88	36.93

Statements of Operations

TIAA-CREF Life Separate Account VA-1 ∎ For the period or year ended December 31, 2024

	Vanguard VIF Conservative Allocation Portfolio Sub-Account	Vanguard VIF Equity Index Portfolio Sub-Account	Vanguard VIF Global Bond Index Portfolio Sub-Account	Vanguard VIF High Yield Bond Portfolio Sub-Account	Vanguard VIF International Portfolio Sub-Account

INVESTMENT INCOME

Dividends	$82,782	$2,615,695	$100,848	$3,224,956	$54,643

Expenses

Administrative expenses	3,212	210,514	3,651	58,107	4,522

Mortality and expense risk charges	6,414	226,595	4,409	112,833	7,167

Guaranteed minimum death benefits	965	37,702	449	22,361	1,704

Total expenses	10,591	474,811	8,509	193,301	13,393

Net investment income (loss)	72,191	2,140,884	92,339	3,031,655	41,250

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Realized gain (loss) on investments	(22,631)	30,697,121	(21,182)	(542,678)	213,798

Capital gain distributions	70,167	7,478,100	3,754	—	144,647

Net realized gain (loss)	47,536	38,175,221	(17,428)	(542,678)	358,445

Net change in unrealized appreciation (depreciation) on investments	95,606	4,466,136	(1,546)	926,661	(12,606)

Net realized and unrealized gain (loss) on investments	143,142	42,641,357	(18,974)	383,983	345,839

Net increase (decrease) in net assets from operations	$215,333	$44,782,241	$73,365	$3,415,638	$387,089

B-16	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1	See notes to financial statements

continued

	Vanguard VIF Mid-Cap Index Portfolio Sub-Account	Vanguard VIF Moderate Allocation Portfolio Sub-Account	Vanguard VIF Real Estate Index Portfolio Sub-Account	Vanguard VIF Small Company Growth Portfolio Sub-Account	Vanguard VIF Total Bond Market Index Portfolio Sub-Account

ASSETS

Investments, at value	$99,656,282	$5,612,677	$29,759,906	$24,078,047	$291,790,989

Total assets	$99,656,282	$5,612,677	$29,759,906	$24,078,047	$291,790,989

NET ASSETS	$99,656,282	$5,612,677	$29,759,906	$24,078,047	$291,790,989

NET ASSETS

Accumulation fund	$99,656,282	$5,612,677	$29,759,906	$24,078,047	$291,790,989

Net assets	$99,656,282	$5,612,677	$29,759,906	$24,078,047	$291,790,989

Investments, at cost	$87,961,235	$5,195,615	$29,818,626	$22,160,360	$305,519,525

Shares held in corresponding Funds	3,712,976	182,526	2,534,915	1,234,139	27,895,888

UNIT VALUE

Personal Annuity Select/Single Premium Immediate Annuity	$—	$—	$—	$—	$—

Lifetime Variable Select Annuity	—	—	—	—	—

Intelligent Variable Annuity

Band 1	60.53	35.54	39.33	56.99	26.88

Band 2	61.45	35.79	39.93	57.85	27.29

Band 3	62.07	35.95	40.33	58.44	27.57

Band 4	63.01	—	40.95	59.32	27.99

Band 5	59.92	35.37	38.94	56.42	26.61

Band 6	60.83	35.62	39.53	57.27	27.02

Band 7	61.45	35.79	39.93	57.85	27.29

Band 8	62.38	36.04	40.54	58.73	27.71

	Vanguard VIF Mid-Cap Index Portfolio Sub-Account	Vanguard VIF Moderate Allocation Portfolio Sub-Account	Vanguard VIF Real Estate Index Portfolio Sub-Account	Vanguard VIF Small Company Growth Portfolio Sub-Account	Vanguard VIF Total Bond Market Index Portfolio Sub-Account

INVESTMENT INCOME

Dividends	$1,366,510	$129,483	$1,106,935	$115,858	$7,781,029

Expenses

Administrative expenses	98,201	5,544	32,021	20,673	284,756

Mortality and expense risk charges	181,077	12,142	58,759	35,135	537,384

Guaranteed minimum death benefits	37,982	2,237	10,486	7,263	105,501

Total expenses	317,260	19,923	101,266	63,071	927,641

Net investment income (loss)	1,049,250	109,560	1,005,669	52,787	6,853,388

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Realized gain (loss) on investments	2,446,212	11,721	(2,860,518)	(512,591)	(9,749,334)

Capital gain distributions	1,138,867	105,284	933,823	—	—

Net realized gain (loss)	3,585,079	117,005	(1,926,695)	(512,591)	(9,749,334)

Net change in unrealized appreciation (depreciation) on investments	8,789,784	291,163	2,114,071	2,418,265	5,463,476

Net realized and unrealized gain (loss) on investments	12,374,863	408,168	187,376	1,905,674	(4,285,858)

Net increase (decrease) in net assets from operations	$13,424,113	517,728	$1,193,045	$1,958,461	$2,567,530

See notes to financial statements	TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-17

Statements of Assets and Liabilities TIAA-CREF Life Separate Account VA-1 ∎ December 31, 2024

	Vanguard VIF Total International Stock Market Index Portfolio Sub-Account	Vanguard VIF Total Stock Market Index Portfolio Sub-Account	VY CBRE Global Real Estate Portfolio-Class I Sub-Account	Wanger Acorn Sub-Account	Wanger International Sub-Account

ASSETS

Investments, at value	$19,398,375	$32,228,667	$8,921,945	$7,056,824	$10,921,144

Total assets	$19,398,375	$32,228,667	$8,921,945	$7,056,824	$10,921,144

NET ASSETS	$19,398,375	$32,228,667	$8,921,945	$7,056,824	$10,921,144

NET ASSETS

Accumulation fund	$19,398,375	$32,228,667	$8,921,945	$7,056,824	$10,921,144

Net assets	$19,398,375	$32,228,667	$8,921,945	$7,056,824	$10,921,144

Investments, at cost	$18,737,441	$26,997,179	$9,003,607	$5,883,478	$12,456,875

Shares held in corresponding Funds	907,314	573,872	892,195	463,655	592,253

UNIT VALUE

Personal Annuity Select/Single Premium Immediate Annuity	$—	$—	$—	$—	$—

Lifetime Variable Select Annuity	—	—	—	—	—

Intelligent Variable Annuity

Band 1	37.57	53.40	49.82	124.90	67.64

Band 2	37.83	53.78	50.93	128.14	69.39

Band 3	38.01	54.03	51.68	130.35	70.59

Band 4	38.27	54.41	52.83	133.73	72.42

Band 5	37.39	53.15	49.10	122.79	66.49

Band 6	37.65	53.53	50.19	125.97	68.22

Band 7	37.83	53.78	50.93	128.14	69.39

Band 8	38.10	54.15	52.06	131.46	71.19

Statements of Operations

TIAA-CREF Life Separate Account VA-1 ∎ For the period or year ended December 31, 2024

	Vanguard VIF Total International Stock Market Index Portfolio Sub-Account	Vanguard VIF Total Stock Market Index Portfolio Sub-Account	VY CBRE Global Real Estate Portfolio-Class I Sub-Account	Wanger Acorn Sub-Account	Wanger International Sub-Account

INVESTMENT INCOME

Dividends	$634,097	$377,925	$284,250	$—	$163,230

Expenses

Administrative expenses	20,347	30,092	8,923	6,629	11,865

Mortality and expense risk charges	29,223	48,073	6,429	7,415	6,195

Guaranteed minimum death benefits	5,172	6,518	3,002	2,371	4,296

Total expenses	54,742	84,683	18,354	16,415	22,356

Net investment income (loss)	579,355	293,242	265,896	(16,415)	140,874

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Realized gain (loss) on investments	(543,083)	199,040	(120,014)	331,310	(90,029)

Capital gain distributions	107,626	2,071,937	—	—	—

Net realized gain (loss)	(435,457)	2,270,977	(120,014)	331,310	(90,029)

Net change in unrealized appreciation (depreciation) on investments	902,613	3,657,211	(56,090)	548,156	(1,066,068)

Net realized and unrealized gain (loss) on investments	467,156	5,928,188	(176,104)	879,466	(1,156,097)

Net increase (decrease) in net assets from operations	$1,046,511	$6,221,430	$89,792	$863,051	$(1,015,223)

B-18	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1	See notes to financial statements

concluded

Western Asset Variable Global High Yield Bond Portfolio-Class I Sub-Account

ASSETS

Investments, at value	$12,705,852

Total assets	$12,705,852

NET ASSETS	$12,705,852

NET ASSETS

Accumulation fund	$12,705,852

Net assets	$12,705,852

Investments, at cost	$13,000,913

Shares held in corresponding Funds	2,103,618

UNIT VALUE

Personal Annuity Select/Single Premium Immediate Annuity

Lifetime Variable Select Annuity

Intelligent Variable Annuity

Band 1	$20.26

Band 2	20.79

Band 3	21.15

Band 4	21.69

Band 5	19.92

Band 6	20.44

Band 7	20.79

Band 8	21.33

Western Asset Variable Global High Yield Bond Portfolio-Class I Sub-Account

INVESTMENT INCOME

Dividends	$803,913

Expenses

Administrative expenses	12,658

Mortality and expense risk charges	12,011

Guaranteed minimum death benefits	4,969

Total expenses	29,638

Net investment income (loss)	774,275

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Realized gain (loss) on investments	(738,333)

Capital gain distributions	—

Net realized gain (loss)	(738,333)

Net change in unrealized appreciation (depreciation) on investments	789,152

Net realized and unrealized gain (loss) on investments	50,819

Net increase (decrease) in net assets from operations	$825,094

See notes to financial statements	TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-19

Statements of Changes in Net Assets TIAA-CREF Life Separate Account VA-1 ∎ For the period or year ended

	Nuveen Life Balanced Sub-Account		Nuveen Life Core Bond Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$1,081,567	$1,272,233	$5,623,531	$4,273,056

Net realized gain (loss)	2,015,346	1,237,696	(4,939,935)	(6,424,126)

Net change in unrealized appreciation (depreciation) on investments	2,990,847	6,159,332	3,096,045	11,074,108

Net increase (decrease) in net assets from operations	6,087,760	8,669,261	3,779,641	8,923,038

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	434,834	1,526,466	5,967,652	4,411,886

Net contractowner transfers	(2,714,861)	(2,050,246)	3,403,628	1,898,229

Withdrawals and death benefits (b)	(7,754,608)	(2,720,799)	(11,131,883)	(8,547,608)

Net increase (decrease) in net assets resulting from contractowner transactions	(10,034,635)	(3,244,579)	(1,760,603)	(2,237,493)

Net increase (decrease) in net assets	(3,946,875)	5,424,682	2,019,038	6,685,545

NET ASSETS

Beginning of period	63,986,136	58,561,454	158,698,086	152,012,541

End of period	$60,039,261	$63,986,136	$160,717,124	$158,698,086

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	1,512,705	1,598,362	3,605,100	3,672,670

Units purchased	9,580	38,214	137,618	105,919

Units sold/transferred	(246,069)	(123,871)	(187,419)	(173,489)

End of period	1,276,216	1,512,705	3,555,299	3,605,100

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

B-20	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1	See notes to financial statements

continued

	Nuveen Life Core Equity Sub-Account		Nuveen Life Growth Equity Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$590,825	$877,434	$(328,811)	$(250,991)

Net realized gain (loss)	12,278,513	32,730,991	6,615,421	(2,531,171)

Net change in unrealized appreciation (depreciation) on investments	31,026,921	7,220,726	28,814,610	44,863,100

Net increase (decrease) in net assets from operations	43,896,259	40,829,151	35,101,220	42,080,938

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	992,676	567,129	2,220,182	2,230,865

Net contractowner transfers	2,063,677	565,253	787,514	2,358,101

Annuity payments	(4,195,260)	(3,749,619)	(2,138,882)	(1,899,370)

Withdrawals and death benefits (b)	(12,538,116)	(8,727,667)	(8,635,971)	(9,401,034)

Net increase (decrease) in net assets resulting from contractowner transactions	(13,677,023)	(11,344,904)	(7,767,157)	(6,711,438)

Net increase (decrease) in net assets	30,219,236	29,484,247	27,334,063	35,369,500

NET ASSETS

Beginning of period	159,609,924	130,125,677	129,553,670	94,184,170

End of period	$189,829,160	$159,609,924	$156,887,733	$129,553,670

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	1,086,549	1,176,754	1,299,146	1,379,861

Units purchased	6,470	5,148	21,741	28,814

Units sold/transferred	(83,672)	(95,353)	(81,339)	(109,529)

End of period	1,009,347	1,086,549	1,239,548	1,299,146

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

See notes to financial statements	TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-21

Statements of Changes in Net Assets TIAA-CREF Life Separate Account VA-1 ∎ For the period or year ended

	Nuveen Life International Equity Sub-Account		Nuveen Life Large Cap Responsible Equity Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$2,190,955	$1,824,182	$924,702	$741,290

Net realized gain (loss)	2,402,231	2,762,991	7,679,074	3,408,076

Net change in unrealized appreciation (depreciation) on investments	(1,111,208)	11,025,269	5,770,429	11,537,605

Net increase (decrease) in net assets from operations	3,481,978	15,612,442	14,374,205	15,686,971

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	8,018,389	4,333,255	449,650	245,289

Net contractowner transfers	1,555,948	116,887	(288,465)	(68,269)

Annuity payments	(896,529)	(762,076)	(1,216,011)	(1,049,756)

Withdrawals and death benefits (b)	(6,373,113)	(5,281,136)	(5,008,000)	(3,429,672)

Net increase (decrease) in net assets resulting from contractowner transactions	2,304,695	(1,593,070)	(6,062,826)	(4,302,408)

Net increase (decrease) in net assets	5,786,673	14,019,372	8,311,379	11,384,563

NET ASSETS

Beginning of period	112,875,465	98,856,093	84,876,108	73,491,545

End of period	$118,662,138	$112,875,465	$93,187,487	$84,876,108

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	2,568,286	2,612,772	646,078	681,123

Units purchased	182,252	111,720	3,351	2,306

Units sold/transferred	(129,789)	(156,206)	(49,134)	(37,351)

End of period	2,620,749	2,568,286	600,295	646,078

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

B-22	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1	See notes to financial statements

continued

	Nuveen Life Large Cap Value Sub-Account		Nuveen Life Money Market Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$801,371	$812,131	$5,022,659	$4,626,375

Net realized gain (loss)	8,295,285	3,550,064	—	—

Net change in unrealized appreciation (depreciation) on investments	597,690	4,231,694	—	—

Net increase (decrease) in net assets from operations	9,694,346	8,593,889	5,022,659	4,626,375

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	327,257	277,662	16,680,370	31,602,072

Net contractowner transfers	(2,086,046)	(1,498,053)	22,393,075	6,834,224

Annuity payments	(1,409,892)	(1,341,290)	—	—

Withdrawals and death benefits (b)	(5,384,442)	(3,605,317)	(45,889,295)	(41,856,890)

Net increase (decrease) in net assets resulting from contractowner transactions	(8,553,123)	(6,166,998)	(6,815,850)	(3,420,594)

Net increase (decrease) in net assets	1,141,223	2,426,891	(1,793,191)	1,205,781

NET ASSETS

Beginning of period	68,976,350	66,549,459	106,449,636	105,243,855

End of period	$70,117,573	$68,976,350	$104,656,445	$106,449,636

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	432,572	483,240	8,479,435	8,794,153

Units purchased	2,110	2,128	1,342,554	2,634,251

Units sold/transferred	(52,571)	(52,796)	(1,884,814)	(2,948,969)

End of period	382,111	432,572	7,937,175	8,479,435

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

See notes to financial statements	TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-23

Statements of Changes in Net Assets TIAA-CREF Life Separate Account VA-1 ∎ For the period or year ended

	Nuveen Life Real Estate Securities Select Sub-Account		Nuveen Life Small Cap Equity Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$1,390,145	$1,301,407	$251,921	$206,770

Net realized gain (loss)	(904,193)	(1,913,369)	1,566,185	92,607

Net change in unrealized appreciation (depreciation) on investments	1,956,947	7,286,170	6,518,478	8,737,803

Net increase (decrease) in net assets from operations	2,442,899	6,674,208	8,336,584	9,037,180

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	311,078	270,372	385,405	397,560

Net contractowner transfers	(707,412)	(1,591,506)	(799,759)	1,601,689

Annuity payments	(1,207,937)	(1,195,227)	(1,053,611)	(902,477)

Withdrawals and death benefits (b)	(6,350,690)	(5,430,898)	(3,316,630)	(3,349,123)

Net increase (decrease) in net assets resulting from contractowner transactions	(7,954,961)	(7,947,259)	(4,784,595)	(2,252,351)

Net increase (decrease) in net assets	(5,512,062)	(1,273,051)	3,551,989	6,784,829

NET ASSETS

Beginning of period	63,670,418	64,943,469	58,148,840	51,364,011

End of period	$58,158,356	$63,670,418	$61,700,829	$58,148,840

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	382,913	440,546	295,786	313,109

Units purchased	2,042	2,008	2,100	2,554

Units sold/transferred	(54,315)	(59,641)	(25,731)	(19,877)

End of period	330,640	382,913	272,155	295,786

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

B-24	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1	See notes to financial statements

continued

	Nuveen Life Stock Index Sub-Account		Calamos Growth and Income Portfolio Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$5,969,434	$5,761,533	$12,609	$18,758

Net realized gain (loss)	66,374,755	41,932,005	146,179	173,320

Net change in unrealized appreciation (depreciation) on investments	62,371,993	79,942,279	780,855	589,819

Net increase (decrease) in net assets from operations	134,716,182	127,635,817	939,643	781,897

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	5,998,699	4,900,698	8,229	5,080

Net contractowner transfers	(12,639,999)	(3,759,910)	(129,056)	(3,185)

Annuity payments	(9,286,893)	(7,360,426)	—	—

Withdrawals and death benefits (b)	(48,548,866)	(35,038,112)	(121,176)	(321,044)

Net increase (decrease) in net assets resulting from contractowner transactions	(64,477,059)	(41,257,750)	(242,003)	(319,149)

Net increase (decrease) in net assets	70,239,123	86,378,067	697,640	462,748

NET ASSETS

Beginning of period	608,408,250	522,030,183	4,524,971	4,062,223

End of period	$678,647,373	$608,408,250	$5,222,611	$4,524,971

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	3,692,916	3,994,853	97,972	105,549

Units purchased	36,327	36,945	161	120

Units sold/transferred	(401,821)	(338,882)	(4,612)	(7,697)

End of period	3,327,422	3,692,916	93,521	97,972

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

See notes to financial statements	TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-25

Statements of Changes in Net Assets TIAA-CREF Life Separate Account VA-1 ∎ For the period or year ended

	ClearBridge Variable Growth Portfolio—Class I Sub-Account		ClearBridge Variable Small Cap Growth Portfolio—Class I Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$(71,528)	$(15,561)	$(12,391)	$(16,136)

Net realized gain (loss)	4,393,273	(2,543,448)	(236,630)	(1,031,797)

Net change in unrealized appreciation (depreciation) on investments	(840,709)	8,800,096	455,795	1,471,818

Net increase (decrease) in net assets from operations	3,481,036	6,241,087	206,774	423,885

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	317,175	475,420	159,568	103,092

Net contractowner transfers	(3,104,426)	(1,006,242)	(149,324)	(220,658)

Withdrawals and death benefits (b)	(1,831,190)	(1,647,536)	(540,792)	(316,219)

Net increase (decrease) in net assets resulting from contractowner transactions	(4,618,441)	(2,178,358)	(530,548)	(433,785)

Net increase (decrease) in net assets	(1,137,405)	4,062,729	(323,774)	(9,900)

NET ASSETS

Beginning of period	30,687,614	26,624,885	5,341,616	5,351,516

End of period	$29,550,209	$30,687,614	$5,017,842	$5,341,616

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	577,170	622,097	86,657	94,368

Units purchased	5,759	10,349	2,628	1,811

Units sold/transferred	(89,352)	(55,276)	(12,207)	(9,522)

End of period	493,577	577,170	77,078	86,657

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

B-26	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1	See notes to financial statements

continued

	Credit Suisse Trust—Commodity Return Strategy Portfolio Sub-Account		Delaware VIP International Series—Standard Class Sub-Account		Dimensional VA Equity Allocation Portfolio Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024‡	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$15,100	$135,188	$849,442	$466,678	$241,440	$200,898

Net realized gain (loss)	(36,461)	(78,397)	40,339	(2,335,351)	789,194	526,312

Net change in unrealized appreciation (depreciation) on investments	45,750	(131,651)	268,168	7,292,569	734,002	1,248,258

Net increase (decrease) in net assets from operations	24,389	(74,860)	1,157,949	5,423,896	1,764,636	1,975,468

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	1,942	25,274	84,387	394,870	121,766	148,261

Net contractowner transfers	(34,860)	(351,636)	(42,611,648)	(2,779,815)	3,226,822	(529,769)

Withdrawals and death benefits (b)	(59,687)	(36,981)	(1,035,037)	(1,955,331)	(1,276,999)	(941,430)

Net increase (decrease) in net assets resulting from contractowner transactions	(92,605)	(363,343)	(43,562,298)	(4,340,276)	2,071,589	(1,322,938)

Net increase (decrease) in net assets	(68,216)	(438,203)	(42,404,349)	1,083,620	3,836,225	652,530

NET ASSETS

Beginning of period	560,867	999,070	42,404,349	41,320,729	11,403,425	10,750,895

End of period	$492,651	$560,867	$—	$42,404,349	$15,239,650	$11,403,425

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	25,862	41,743	2,350,945	2,610,053	257,756	291,064

Units purchased	91	1,189	4,614	22,821	2,495	3,835

Units sold/transferred	(4,130)	(17,070)	(2,355,559)	(281,929)	39,258	(37,143)

End of period	21,823	25,862	—	2,350,945	299,509	257,756

‡	Delaware VIP International Series-Standard Class Sub-Account merged into Macquarie VIP International Core Equity Series-Standard Class Sub-Account on April 26, 2024.
(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

See notes to financial statements	TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-27

Statements of Changes in Net Assets TIAA-CREF Life Separate Account VA-1 ∎ For the period or year ended

	Dimensional VA Global Bond Portfolio Sub-Account		Dimensional VA Global Moderate Allocation Portfolio Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$2,481,119	$2,049,613	$1,144,817	$992,291

Net realized gain (loss)	(681,172)	(829,822)	1,257,276	307,588

Net change in unrealized appreciation (depreciation) on investments	980,200	1,307,437	2,719,198	4,265,188

Net increase (decrease) in net assets from operations	2,780,147	2,527,228	5,121,291	5,565,067

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	274,471	1,944,046	806,665	177,087

Net contractowner transfers	837,204	365,931	(654,750)	1,711,687

Withdrawals and death benefits (b)	(5,187,312)	(2,080,940)	(1,404,157)	(1,724,934)

Net increase (decrease) in net assets resulting from contractowner transactions	(4,075,637)	229,037	(1,252,242)	163,840

Net increase (decrease) in net assets	(1,295,490)	2,756,265	3,869,049	5,728,907

NET ASSETS

Beginning of period	56,350,709	53,594,444	44,284,573	38,555,666

End of period	$55,055,219	$56,350,709	$48,153,622	$44,284,573

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	2,003,267	1,999,143	989,409	987,032

Units purchased	9,523	72,159	16,999	4,227

Units sold/transferred	(152,648)	(68,035)	(44,836)	(1,850)

End of period	1,860,142	2,003,267	961,572	989,409

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

B-28	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1	See notes to financial statements

continued

	Dimensional VA International Small Portfolio Sub-Account		Dimensional VA International Value Portfolio Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$1,488,383	$1,293,146	$3,543,879	$4,193,214

Net realized gain (loss)	1,729,674	325,999	10,111,336	6,043,089

Net change in unrealized appreciation (depreciation) on investments	(1,515,644)	4,377,187	(7,460,369)	5,201,975

Net increase (decrease) in net assets from operations	1,702,413	5,996,332	6,194,846	15,438,278

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	635,536	590,936	1,238,078	1,055,029

Net contractowner transfers	(507,747)	(1,573,369)	(2,903,771)	(6,751,016)

Withdrawals and death benefits (b)	(3,440,261)	(2,009,044)	(7,388,126)	(4,534,086)

Net increase (decrease) in net assets resulting from contractowner transactions	(3,312,472)	(2,991,477)	(9,053,819)	(10,230,073)

Net increase (decrease) in net assets	(1,610,059)	3,004,855	(2,858,973)	5,208,205

NET ASSETS

Beginning of period	48,212,645	45,207,790	98,454,202	93,245,997

End of period	$46,602,586	$48,212,645	$95,595,229	$98,454,202

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	930,523	993,935	2,055,565	2,290,830

Units purchased	11,930	12,370	24,676	23,815

Units sold/transferred	(74,734)	(75,782)	(204,380)	(259,080)

End of period	867,719	930,523	1,875,861	2,055,565

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

See notes to financial statements	TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-29

Statements of Changes in Net Assets TIAA-CREF Life Separate Account VA-1 ∎ For the period or year ended

	Dimensional VA Short-Term Fixed Portfolio Sub-Account		Dimensional VA US Large Value Portfolio Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$3,505,118	$2,690,950	$1,258,478	$1,359,837

Net realized gain (loss)	168,167	(176,129)	14,902,363	5,340,974

Net change in unrealized appreciation (depreciation) on investments	275,494	1,058,485	(6,981,325)	303,728

Net increase (decrease) in net assets from operations	3,948,779	3,573,306	9,179,516	7,004,539

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	994,911	1,521,700	704,260	770,031

Net contractowner transfers	2,875,633	2,714,084	(1,181,318)	997,905

Withdrawals and death benefits (b)	(8,664,769)	(6,675,562)	(8,568,265)	(3,247,681)

Net increase (decrease) in net assets resulting from contractowner transactions	(4,794,225)	(2,439,778)	(9,045,323)	(1,479,745)

Net increase (decrease) in net assets	(845,446)	1,133,528	134,193	5,524,794

NET ASSETS

Beginning of period	78,803,988	77,670,460	72,395,472	66,870,678

End of period	$77,958,542	$78,803,988	$72,529,665	$72,395,472

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	2,931,186	3,027,383	897,993	918,693

Units purchased	36,184	58,314	8,156	10,301

Units sold/transferred	(215,849)	(154,511)	(112,186)	(31,001)

End of period	2,751,521	2,931,186	793,963	897,993

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

B-30	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1	See notes to financial statements

continued

	Dimensional VA US Targeted Value Portfolio Sub-Account		Franklin Income VIP Fund—Class 1 Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$524,896	$592,612	$388,158	$430,295

Net realized gain (loss)	3,547,007	7,168,059	11,943	380,657

Net change in unrealized appreciation (depreciation) on investments	(389,696)	809,696	144,689	(135,526)

Net increase (decrease) in net assets from operations	3,682,207	8,570,367	544,790	675,426

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	1,139,485	625,087	62,396	20,547

Net contractowner transfers	(535,591)	(1,480,798)	52,655	(289,622)

Withdrawals and death benefits (b)	(7,003,530)	(1,712,387)	(574,271)	(1,231,371)

Net increase (decrease) in net assets resulting from contractowner transactions	(6,399,636)	(2,568,098)	(459,220)	(1,500,446)

Net increase (decrease) in net assets	(2,717,429)	6,002,269	85,570	(825,020)

NET ASSETS

Beginning of period	50,645,028	44,642,759	7,885,831	8,710,851

End of period	$47,927,599	$50,645,028	$7,971,401	$7,885,831

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	563,944	595,812	192,815	232,276

Units purchased	12,495	8,174	1,436	518

Units sold/transferred	(82,403)	(40,042)	(13,474)	(39,979)

End of period	494,036	563,944	180,777	192,815

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

See notes to financial statements	TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-31

Statements of Changes in Net Assets TIAA-CREF Life Separate Account VA-1 ∎ For the period or year ended

	Franklin Mutual Shares VIP Fund—Class 1 Sub-Account		Franklin Small-Mid Cap Growth VIP Fund—Class 1 Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$45,761	$42,286	$(36,052)	$(38,849)

Net realized gain (loss)	(17,284)	138,139	(109,114)	(2,308,084)

Net change in unrealized appreciation (depreciation) on investments	234,693	105,780	1,595,351	5,335,526

Net increase (decrease) in net assets from operations	263,170	286,205	1,450,185	2,988,593

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	2,077	4,537	381,015	327,103

Net contractowner transfers	(182,643)	(6,767)	(1,264,414)	9,006

Withdrawals and death benefits (b)	(438,054)	(93,340)	(715,805)	(483,487)

Net increase (decrease) in net assets resulting from contractowner transactions	(618,620)	(95,570)	(1,599,204)	(147,378)

Net increase (decrease) in net assets	(355,450)	190,635	(149,019)	2,841,215

NET ASSETS

Beginning of period	2,370,918	2,180,283	14,020,772	11,179,557

End of period	$2,015,468	$2,370,918	$13,871,753	$14,020,772

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	53,048	55,514	166,372	169,051

Units purchased	43	112	4,370	4,502

Units sold/transferred	(12,663)	(2,578)	(23,907)	(7,181)

End of period	40,428	53,048	146,835	166,372

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

B-32	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1	See notes to financial statements

continued

	Janus Henderson Forty Portfolio—Institutional Shares Sub-Account		Janus Henderson Overseas Portfolio—Institutional Shares Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$(16,664)	$(2,295)	$23,017	$24,151

Net realized gain (loss)	1,483,339	(770,226)	75,505	65,696

Net change in unrealized appreciation (depreciation) on investments	2,585,665	4,893,024	12,643	89,429

Net increase (decrease) in net assets from operations	4,052,340	4,120,503	111,165	179,276

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	116,762	25,278	68,308	11,265

Net contractowner transfers	(189,727)	1,302,000	(22,480)	(28,066)

Withdrawals and death benefits (b)	(781,436)	(810,646)	(172,105)	(94,440)

Net increase (decrease) in net assets resulting from contractowner transactions	(854,401)	516,632	(126,277)	(111,241)

Net increase (decrease) in net assets	3,197,939	4,637,135	(15,112)	68,035

NET ASSETS

Beginning of period	14,690,049	10,052,914	1,762,174	1,694,139

End of period	$17,887,988	$14,690,049	$1,747,062	$1,762,174

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	76,720	73,419	20,213	21,539

Units purchased	525	149	791	140

Units sold/transferred	(4,595)	3,152	(2,061)	(1,466)

End of period	72,650	76,720	18,943	20,213

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

See notes to financial statements	TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-33

Statements of Changes in Net Assets TIAA-CREF Life Separate Account VA-1 ∎ For the period or year ended

	Janus Henderson Mid Cap Value Portfolio—Institutional Shares Sub-Account		John Hancock Disciplined Value Emerging Markets Equity Trust Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$76,904	$81,140	$1,668,289	$538,819

Net realized gain (loss)	733,576	320,475	1,152,330	377,914

Net change in unrealized appreciation (depreciation) on investments	313,339	506,125	(3,909,043)	4,952,195

Net increase (decrease) in net assets from operations	1,123,819	907,740	(1,088,424)	5,868,928

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	120,565	38,753	455,579	578,929

Net contractowner transfers	(151,359)	(84,627)	611,319	(1,180,684)

Withdrawals and death benefits (b)	(410,731)	(599,777)	(2,542,823)	(2,257,973)

Net increase (decrease) in net assets resulting from contractowner transactions	(441,525)	(645,651)	(1,475,925)	(2,859,728)

Net increase (decrease) in net assets	682,294	262,089	(2,564,349)	3,009,200

NET ASSETS

Beginning of period	8,828,734	8,566,645	44,305,069	41,295,869

End of period	$9,511,028	$8,828,734	$41,740,720	$44,305,069

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	175,363	189,498	1,259,506	1,348,611

Units purchased	2,400	836	12,903	17,802

Units sold/transferred	(10,603)	(14,971)	(52,549)	(106,907)

End of period	167,160	175,363	1,219,860	1,259,506

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

B-34	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1	See notes to financial statements

continued

	LVIP Macquarie Diversified Income Fund—Standard Class Sub-Account		Macquarie VIP International Core Equity Series—Standard Class Sub-Account ^
	December 31, 2024	December 31, 2023	December 31, 2024

FROM OPERATIONS

Net investment income (loss)	$2,556,855	$2,340,126	$458,145

Net realized gain (loss)	(2,356,438)	(3,168,858)	191,792

Net change in unrealized appreciation (depreciation) on investments	949,490	4,439,080	(885,443)

Net increase (decrease) in net assets from operations	1,149,907	3,610,348	(235,506)

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	826,318	650,186	336,586

Net contractowner transfers	1,305,776	1,651,141	43,471,587

Withdrawals and death benefits (b)	(3,319,264)	(3,428,872)	(1,493,340)

Net increase (decrease) in net assets resulting from contractowner transactions	(1,187,170)	(1,127,545)	42,314,833

Net increase (decrease) in net assets	(37,263)	2,482,803	42,079,327

NET ASSETS

Beginning of period	63,502,997	61,020,194	—

End of period	$63,465,734	$63,502,997	$42,079,327

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	3,561,191	3,647,363	—

Units purchased	46,468	38,528	17,516

Units sold/transferred	(125,415)	(124,700)	2,249,909

End of period	3,482,244	3,561,191	2,267,425

^	For the period April 26, 2024 (commencement of operations) to December 31, 2024.
(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

See notes to financial statements	TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-35

Statements of Changes in Net Assets TIAA-CREF Life Separate Account VA-1 ∎ For the period or year ended

	Macquarie VIP Small Cap Value Series- Standard Class Sub-Account
	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$353,736	$198,754

Net realized gain (loss)	2,625,327	2,208,927

Net change in unrealized appreciation (depreciation) on investments	446,850	391,234

Net increase (decrease) in net assets from operations	3,425,913	2,798,915

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	456,699	446,068

Net contractowner transfers	(1,920,307)	(132,813)

Withdrawals and death benefits (b)	(2,101,543)	(1,620,402)

Net increase (decrease) in net assets resulting from contractowner transactions	(3,565,151)	(1,307,147)

Net increase (decrease) in net assets	(139,238)	1,491,768

NET ASSETS

Beginning of period	32,327,535	30,835,767

End of period	$32,188,297	$32,327,535

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	325,341	340,344

Units purchased	4,368	4,955

Units sold/transferred	(40,160)	(19,958)

End of period	289,549	325,341

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

B-36	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1	See notes to financial statements

continued

	Matson Money Fixed Income VI Portfolio Sub-Account		Matson Money International Equity VI Portfolio Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$778,201	$586,759	$482,409	$510,003

Net realized gain (loss)	(121,778)	(886,859)	1,429,379	702,561

Net change in unrealized appreciation (depreciation) on investments	170,638	1,548,344	(937,515)	1,483,977

Net increase (decrease) in net assets from operations	827,061	1,248,244	974,273	2,696,541

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	222,550	502,890	490,547	608,575

Net contractowner transfers	1,016,581	1,194,761	(882,539)	(1,563,608)

Withdrawals and death benefits (b)	(4,055,292)	(3,517,338)	(1,625,986)	(1,700,144)

Net increase (decrease) in net assets resulting from contractowner transactions	(2,816,161)	(1,819,687)	(2,017,978)	(2,655,177)

Net increase (decrease) in net assets	(1,989,100)	(571,443)	(1,043,705)	41,364

NET ASSETS

Beginning of period	26,021,912	26,593,355	19,124,802	19,083,438

End of period	$24,032,812	$26,021,912	$18,081,097	$19,124,802

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	1,013,933	1,087,725	564,883	650,171

Units purchased	8,695	19,703	13,801	19,766

Units sold/transferred	(123,201)	(93,495)	(74,040)	(105,054)

End of period	899,427	1,013,933	504,644	564,883

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

See notes to financial statements	TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-37

Statements of Changes in Net Assets TIAA-CREF Life Separate Account VA-1 ∎ For the period or year ended

	Matson Money U.S. Equity VI Portfolio Sub-Account		MFS Global Equity Series—Initial Class Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$123,633	$169,260	$38,881	$31,491

Net realized gain (loss)	2,582,991	2,614,837	319,615	107,503

Net change in unrealized appreciation (depreciation) on investments	216,190	1,074,918	(41,114)	581,605

Net increase (decrease) in net assets from operations	2,922,814	3,859,015	317,382	720,599

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	528,048	565,923	3,944	5,885

Net contractowner transfers	(2,906,490)	(877,020)	(1,330,865)	398,966

Withdrawals and death benefits (b)	(2,368,166)	(2,489,386)	(321,417)	(366,211)

Net increase (decrease) in net assets resulting from contractowner transactions	(4,746,608)	(2,800,483)	(1,648,338)	38,640

Net increase (decrease) in net assets	(1,823,794)	1,058,532	(1,330,956)	759,239

NET ASSETS

Beginning of period	26,592,519	25,533,987	5,913,890	5,154,651

End of period	$24,768,725	$26,592,519	$4,582,934	$5,913,890

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	500,213	557,467	133,415	132,949

Units purchased	9,587	11,903	84	24

Units sold/transferred	(95,974)	(69,157)	(35,694)	442

End of period	413,826	500,213	97,805	133,415

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

B-38	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1	See notes to financial statements

continued

	MFS Growth Series—Initial Class Sub-Account		MFS Massachusetts Investors Growth Stock Portfolio Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$(1,555)	$(1,155)	$9,644	$3,811

Net realized gain (loss)	105,359	66,659	1,133,543	(568,216)

Net change in unrealized appreciation (depreciation) on investments	207,547	202,513	257,098	2,404,155

Net increase (decrease) in net assets from operations	311,351	268,017	1,400,285	1,839,750

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	2,980	1,073	61,675	32,246

Net contractowner transfers	(62,908)	(3,173)	(1,544,123)	391,053

Withdrawals and death benefits (b)	(5,036)	(8,032)	(1,138,362)	(720,789)

Net increase (decrease) in net assets resulting from contractowner transactions	(64,964)	(10,132)	(2,620,810)	(297,490)

Net increase (decrease) in net assets	246,387	257,885	(1,220,525)	1,542,260

NET ASSETS

Beginning of period	1,012,051	754,166	9,495,903	7,953,643

End of period	$1,258,438	$1,012,051	$8,275,378	$9,495,903

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	7,673	7,767	166,086	173,343

Units purchased	19	11	970	633

Units sold/transferred	(425)	(105)	(43,044)	(7,890)

End of period	7,267	7,673	124,012	166,086

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

See notes to financial statements	TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-39

Statements of Changes in Net Assets TIAA-CREF Life Separate Account VA-1 ∎ For the period or year ended

	MFS Utilities Series—Initial Class Sub-Account		Neuberger Berman Advisers Management Trust Mid Cap Intrinsic Value Portfolio—I Class Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$69,009	$116,381	$190,875	$301,089

Net realized gain (loss)	64,709	81,082	2,541,111	2,504,769

Net change in unrealized appreciation (depreciation) on investments	204,140	(291,712)	1,093,642	1,607,814

Net increase (decrease) in net assets from operations	337,858	(94,249)	3,825,628	4,413,672

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	114,093	37,014	791,345	762,860

Net contractowner transfers	(83,719)	(577,944)	(1,352,606)	88,143

Withdrawals and death benefits (b)	(331,040)	(258,210)	(2,545,211)	(2,008,925)

Net increase (decrease) in net assets resulting from contractowner transactions	(300,666)	(799,140)	(3,106,472)	(1,157,922)

Net increase (decrease) in net assets	37,192	(893,389)	719,156	3,255,750

NET ASSETS

Beginning of period	3,439,661	4,333,050	45,059,118	41,803,368

End of period	$3,476,853	$3,439,661	$45,778,274	$45,059,118

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	40,317	49,966	1,086,132	1,119,323

Units purchased	1,260	449	18,397	20,088

Units sold/transferred	(5,010)	(10,098)	(94,258)	(53,279)

End of period	36,567	40,317	1,010,271	1,086,132

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

B-40	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1	See notes to financial statements

continued

	Neuberger Berman Advisers Management Trust Sustainable Equity Portfolio—I Class Sub-Account		PIMCO VIT All Asset Portfolio—Institutional Class Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$2,130	$2,644	$250,034	$115,465

Net realized gain (loss)	225,200	73,083	(12,943)	(253,541)

Net change in unrealized appreciation (depreciation) on investments	329,821	412,014	(97,243)	441,266

Net increase (decrease) in net assets from operations	557,151	487,741	139,848	303,190

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	8,828	3,292	55,587	29,880

Net contractowner transfers	52,803	(2,860)	(10,576)	(835,836)

Withdrawals and death benefits (b)	(140,795)	(139,520)	(30,503)	(85,515)

Net increase (decrease) in net assets resulting from contractowner transactions	(79,164)	(139,088)	14,508	(891,471)

Net increase (decrease) in net assets	477,987	348,653	154,356	(588,281)

NET ASSETS

Beginning of period	2,256,786	1,908,133	3,779,130	4,367,411

End of period	$2,734,773	$2,256,786	$3,933,486	$3,779,130

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	36,932	39,950	154,064	193,031

Units purchased	124	66	2,252	1,285

Units sold/transferred	(1,608)	(3,084)	(2,097)	(40,252)

End of period	35,448	36,932	154,219	154,064

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

See notes to financial statements	TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-41

Statements of Changes in Net Assets TIAA-CREF Life Separate Account VA-1 ∎ For the period or year ended

	PIMCO VIT Commodity Real Return Strategy Portfolio—Institutional Class Sub-Account		PIMCO VIT Emerging Markets Bond Portfolio—Institutional Class Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$58,239	$487,811	$2,629,253	$2,144,717

Net realized gain (loss)	(498,519)	(683,919)	(2,058,799)	(2,325,694)

Net change in unrealized appreciation (depreciation) on investments	549,066	(56,547)	2,418,738	4,259,083

Net increase (decrease) in net assets from operations	108,786	(252,655)	2,989,192	4,078,106

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	27,030	43,011	1,079,334	843,919

Net contractowner transfers	(109,475)	(264,107)	(130,046)	175,969

Withdrawals and death benefits (b)	(326,853)	(307,009)	(2,553,230)	(2,214,268)

Net increase (decrease) in net assets resulting from contractowner transactions	(409,298)	(528,105)	(1,603,942)	(1,194,380)

Net increase (decrease) in net assets	(300,512)	(780,760)	1,385,250	2,883,726

NET ASSETS

Beginning of period	2,925,972	3,706,732	41,329,532	38,445,806

End of period	$2,625,460	$2,925,972	$42,714,782	$41,329,532

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	128,717	149,935	1,301,874	1,344,379

Units purchased	1,172	1,910	33,094	28,807

Units sold/transferred	(19,186)	(23,128)	(86,037)	(71,312)

End of period	110,703	128,717	1,248,931	1,301,874

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

B-42	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1	See notes to financial statements

continued

	PIMCO VIT Global Bond Opportunities Portfolio (Unhedged)—Institutional Class Sub-Account		PIMCO VIT Real Return Portfolio— Institutional Class Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$209,645	$122,855	$2,513,227	$2,829,024

Net realized gain (loss)	(158,757)	(269,433)	(2,812,860)	(3,327,014)

Net change in unrealized appreciation (depreciation) on investments	(79,420)	433,193	2,307,950	3,986,087

Net increase (decrease) in net assets from operations	(28,532)	286,615	2,008,317	3,488,097

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	103,592	94,529	952,802	1,249,243

Net contractowner transfers	508,117	257,278	2,696,026	1,435,878

Withdrawals and death benefits (b)	(454,206)	(402,827)	(5,990,286)	(5,967,145)

Net increase (decrease) in net assets resulting from contractowner transactions	157,503	(51,020)	(2,341,458)	(3,282,024)

Net increase (decrease) in net assets	128,971	235,595	(333,141)	206,073

NET ASSETS

Beginning of period	5,915,047	5,679,452	101,200,227	100,994,154

End of period	$6,044,018	$5,915,047	$100,867,086	$101,200,227

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	305,766	309,543	5,005,829	5,184,040

Units purchased	5,620	5,196	46,371	63,720

Units sold/transferred	2,236	(8,973)	(179,743)	(241,931)

End of period	313,622	305,766	4,872,457	5,005,829

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

See notes to financial statements	TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-43

Statements of Changes in Net Assets TIAA-CREF Life Separate Account VA-1 ∎ For the period or year ended

	PVC Equity Income Account—Class 1 Sub-Account		PVC MidCap Account—Class 1 Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$1,859,683	$1,669,183	$9,901	$(12,387)

Net realized gain (loss)	3,220,497	4,939,180	966,257	46,911

Net change in unrealized appreciation (depreciation) on investments	9,404,882	3,246,258	725,322	1,821,100

Net increase (decrease) in net assets from operations	14,485,062	9,854,621	1,701,480	1,855,624

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	1,928,122	1,816,136	46,494	18,594

Net contractowner transfers	(6,190,886)	(1,514,163)	(172,554)	(72,511)

Withdrawals and death benefits (b)	(5,829,783)	(4,770,938)	(887,358)	(143,383)

Net increase (decrease) in net assets resulting from contractowner transactions	(10,092,547)	(4,468,965)	(1,013,418)	(197,300)

Net increase (decrease) in net assets	4,392,515	5,385,656	688,062	1,658,324

NET ASSETS

Beginning of period	98,402,367	93,016,711	8,894,402	7,236,078

End of period	$102,794,882	$98,402,367	$9,582,464	$8,894,402

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	1,579,473	1,663,338	99,961	103,225

Units purchased	28,849	32,225	469	240

Units sold/transferred	(184,774)	(116,090)	(10,830)	(3,504)

End of period	1,423,548	1,579,473	89,600	99,961

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

B-44	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1	See notes to financial statements

continued

	PSF Natural Resources Portfolio—Class II Sub-Account		PSF PGIM Jennison Blend Portfolio—Class II Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023 [i]

FROM OPERATIONS

Net investment income (loss)	$(6,511)	$(6,861)	$(52,395)	$(3,504)

Net realized gain (loss)	242,264	294,657	2,328,893	46,633

Net change in unrealized appreciation (depreciation) on investments	(117,327)	(250,178)	3,894,345	906,214

Net increase (decrease) in net assets from operations	118,426	37,618	6,170,843	949,343

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	60,614	182,634	171,653	3,046

Net contractowner transfers	(77,529)	(195,813)	(2,241,700)	24,648,387

Withdrawals and death benefits (b)	(384,990)	(353,765)	(1,750,272)	(98,522)

Net increase (decrease) in net assets resulting from contractowner transactions	(401,905)	(366,944)	(3,820,319)	24,552,911

Net increase (decrease) in net assets	(283,479)	(329,326)	2,350,524	25,502,254

NET ASSETS

Beginning of period	3,092,379	3,421,705	25,502,254	—

End of period	$2,808,900	$3,092,379	$27,852,778	$25,502,254

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	47,820	53,654	411,599	—

Units purchased	907	3,019	2,370	56

Units sold/transferred	(6,973)	(8,853)	(61,654)	411,543

End of period	41,754	47,820	352,315	411,599

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.
(i)	For the period December 8, 2023 (commencement of operations) to December 31, 2023.

See notes to financial statements	TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-45

Statements of Changes in Net Assets TIAA-CREF Life Separate Account VA-1 ∎ For the period or year ended

	PSF PGIM Jennison Value Portfolio—Class II Sub-Account		Royce Capital Fund Micro-Cap Portfolio—Investment Class Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$(16,012)	$(13,861)	$(1,009)	$(1,465)

Net realized gain (loss)	497,291	176,860	(126,649)	(47,670)

Net change in unrealized appreciation (depreciation) on investments	1,272,778	980,441	193,383	179,850

Net increase (decrease) in net assets from operations	1,754,057	1,143,440	65,725	130,715

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	105,079	19,052	727	4,253

Net contractowner transfers	(135,254)	(52,510)	(282,137)	(16,897)

Withdrawals and death benefits (b)	(342,179)	(344,336)	(8,936)	(9,006)

Net increase (decrease) in net assets resulting from contractowner transactions	(372,354)	(377,794)	(290,346)	(21,650)

Net increase (decrease) in net assets	1,381,703	765,646	(224,621)	109,065

NET ASSETS

Beginning of period	8,786,505	8,020,859	873,444	764,379

End of period	$10,168,208	$8,786,505	$648,823	$873,444

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	126,232	132,063	26,176	27,312

Units purchased	1,524	296	20	139

Units sold/transferred	(6,358)	(6,127)	(9,040)	(1,275)

End of period	121,398	126,232	17,156	26,176

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

B-46	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1	See notes to financial statements

continued

	Royce Capital Fund Small-Cap Portfolio— Investment Class Sub-Account		T. Rowe Price® Health Sciences Portfolio I Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$92,608	$56,579	$(22,687)	$(22,631)

Net realized gain (loss)	721,452	1,137,108	625,850	198,147

Net change in unrealized appreciation (depreciation) on investments	(517,629)	706,164	(482,913)	(4,476)

Net increase (decrease) in net assets from operations	296,431	1,899,851	120,250	171,040

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	96,151	91,078	106,781	15,520

Net contractowner transfers	(279,000)	(150,982)	(231,123)	(281,853)

Withdrawals and death benefits (b)	(484,091)	(272,254)	(406,302)	(311,315)

Net increase (decrease) in net assets resulting from contractowner transactions	(666,940)	(332,158)	(530,644)	(577,648)

Net increase (decrease) in net assets	(370,509)	1,567,693	(410,394)	(406,608)

NET ASSETS

Beginning of period	9,243,414	7,675,721	6,907,112	7,313,720

End of period	$8,872,905	$9,243,414	$6,496,718	$6,907,112

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	303,056	317,203	127,203	138,259

Units purchased	3,286	3,389	1,978	296

Units sold/transferred	(25,481)	(17,536)	(11,417)	(11,352)

End of period	280,861	303,056	117,764	127,203

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

See notes to financial statements	TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-47

Statements of Changes in Net Assets TIAA-CREF Life Separate Account VA-1 ∎ For the period or year ended

	T. Rowe Price® Limited-Term Bond Portfolio Sub-Account		Templeton Developing Markets VIP Fund —Class 1 Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$2,059,143	$1,579,758	$1,067,092	$478,071

Net realized gain (loss)	(435,064)	(1,248,974)	(760,359)	(2,206,918)

Net change in unrealized appreciation (depreciation) on investments	780,527	2,039,932	1,698,333	4,534,660

Net increase (decrease) in net assets from operations	2,404,606	2,370,716	2,005,066	2,805,813

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	736,443	589,446	2,960,610	1,643,319

Net contractowner transfers	1,404,109	(1,743,250)	42,212	686,770

Withdrawals and death benefits (b)	(3,627,868)	(3,074,216)	(1,646,774)	(875,715)

Net increase (decrease) in net assets resulting from contractowner transactions	(1,487,316)	(4,228,020)	1,356,048	1,454,374

Net increase (decrease) in net assets	917,290	(1,857,304)	3,361,114	4,260,187

NET ASSETS

Beginning of period	52,327,490	54,184,794	26,146,959	21,886,772

End of period	$53,244,780	$52,327,490	$29,508,073	$26,146,959

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	1,862,109	2,026,592	1,430,961	1,352,083

Units purchased	25,509	21,329	157,134	98,061

Units sold/transferred	(84,336)	(185,812)	(98,729)	(19,183)

End of period	1,803,282	1,862,109	1,489,366	1,430,961

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

B-48	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1	See notes to financial statements

continued

	Vanguard VIF Balanced Portfolio Sub-Account		Vanguard VIF Capital Growth Portfolio Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$86,868	$69,162	$205,203	$148,586

Net realized gain (loss)	208,908	(236,641)	1,371,135	1,090,742

Net change in unrealized appreciation (depreciation) on investments	339,929	688,773	1,328,186	3,265,123

Net increase (decrease) in net assets from operations	635,705	521,294	2,904,524	4,504,451

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	463,163	157,433	132,092	153,573

Net contractowner transfers	528,303	(199,128)	287,931	(76,288)

Withdrawals and death benefits (b)	(571,297)	(478,416)	(1,082,815)	(161,960)

Net increase (decrease) in net assets resulting from contractowner transactions	420,169	(520,111)	(662,792)	(84,675)

Net increase (decrease) in net assets	1,055,874	1,183	2,241,732	4,419,776

NET ASSETS

Beginning of period	4,283,842	4,282,659	20,814,940	16,395,164

End of period	$5,339,716	$4,283,842	$23,056,672	$20,814,940

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	123,091	140,251	297,751	300,033

Units purchased	11,827	5,058	1,710	2,543

Units sold/transferred	(906)	(22,218)	(8,637)	(4,825)

End of period	134,012	123,091	290,824	297,751

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

See notes to financial statements	TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-49

Statements of Changes in Net Assets TIAA-CREF Life Separate Account VA-1 ∎ For the period or year ended

	Vanguard VIF Conservative Allocation Portfolio Sub-Account		Vanguard VIF Equity Index Portfolio Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$72,191	$45,163	$2,140,884	$1,792,146

Net realized gain (loss)	47,536	(43,029)	38,175,221	9,636,451

Net change in unrealized appreciation (depreciation) on investments	95,606	309,218	4,466,136	25,306,767

Net increase (decrease) in net assets from operations	215,333	311,352	44,782,241	36,735,364

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	507,616	200,140	11,092,133	5,223,411

Net contractowner transfers	38,243	38,741	3,125,627	1,856,686

Withdrawals and death benefits (b)	(159,812)	(13,135)	(5,969,621)	(4,470,288)

Net increase (decrease) in net assets resulting from contractowner transactions	386,047	225,746	8,248,139	2,609,809

Net increase (decrease) in net assets	601,380	537,098	53,030,380	39,345,173

NET ASSETS

Beginning of period	2,894,250	2,357,152	179,989,230	140,644,057

End of period	$3,495,630	$2,894,250	$233,019,610	$179,989,230

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	99,421	90,772	2,645,123	2,601,234

Units purchased	16,768	7,477	145,926	87,051

Units sold/transferred	(4,146)	1,172	(54,420)	(43,162)

End of period	112,043	99,421	2,736,629	2,645,123

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

B-50	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1	See notes to financial statements

continued

	Vanguard VIF Global Bond Index Portfolio Sub-Account		Vanguard VIF High Yield Bond Portfolio Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$92,339	$33,400	$3,031,655	$2,420,005

Net realized gain (loss)	(17,428)	(163,497)	(542,678)	(1,449,914)

Net change in unrealized appreciation (depreciation) on investments	(1,546)	271,975	926,661	4,775,648

Net increase (decrease) in net assets from operations	73,365	141,878	3,415,638	5,745,739

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	317,492	261,048	1,975,099	2,881,019

Net contractowner transfers	716,068	863,170	993,980	287,179

Withdrawals and death benefits (b)	(143,980)	(120,394)	(3,722,318)	(2,936,265)

Net increase (decrease) in net assets resulting from contractowner transactions	889,580	1,003,824	(753,239)	231,933

Net increase (decrease) in net assets	962,945	1,145,702	2,662,399	5,977,672

NET ASSETS

Beginning of period	3,008,322	1,862,620	56,735,213	50,757,541

End of period	$3,971,267	$3,008,322	$59,397,612	$56,735,213

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	130,284	85,778	1,569,524	1,564,779

Units purchased	13,639	11,703	53,687	86,417

Units sold/transferred	25,075	32,803	(75,439)	(81,672)

End of period	168,998	130,284	1,547,772	1,569,524

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

See notes to financial statements	TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-51

Statements of Changes in Net Assets TIAA-CREF Life Separate Account VA-1 ∎ For the period or year ended

	Vanguard VIF International Portfolio Sub-Account		Vanguard VIF Mid-Cap Index Portfolio Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$41,250	$58,523	$1,049,250	$939,007

Net realized gain (loss)	358,445	(699,383)	3,585,079	1,200,564

Net change in unrealized appreciation (depreciation) on investments	(12,606)	1,264,923	8,789,784	10,756,957

Net increase (decrease) in net assets from operations	387,089	624,063	13,424,113	12,896,528

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	1,500	7,245	3,181,179	2,466,012

Net contractowner transfers	484,097	322,123	(5,781,326)	467,000

Withdrawals and death benefits (b)	(727,461)	(1,373,412)	(5,752,581)	(4,189,881)

Net increase (decrease) in net assets resulting from contractowner transactions	(241,864)	(1,044,044)	(8,352,728)	(1,256,869)

Net increase (decrease) in net assets	145,225	(419,981)	5,071,385	11,639,659

NET ASSETS

Beginning of period	4,135,267	4,555,248	94,584,897	82,945,238

End of period	$4,280,492	$4,135,267	$99,656,282	$94,584,897

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	122,291	154,048	1,761,518	1,785,408

Units purchased	44	220	55,083	50,639

Units sold/transferred	(5,932)	(31,977)	(199,678)	(74,529)

End of period	116,403	122,291	1,616,923	1,761,518

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

B-52	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1	See notes to financial statements

continued

	Vanguard VIF Moderate Allocation Portfolio Sub-Account		Vanguard VIF Real Estate Index Portfolio Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$109,560	$85,137	$1,005,669	$700,413

Net realized gain (loss)	117,005	25,922	(1,926,695)	731,944

Net change in unrealized appreciation (depreciation) on investments	291,163	596,567	2,114,071	2,358,673

Net increase (decrease) in net assets from operations	517,728	707,626	1,193,045	3,791,030

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	219,955	380,953	471,046	563,641

Net contractowner transfers	471,354	(300,827)	(4,389,990)	875,710

Withdrawals and death benefits (b)	(640,551)	(99,166)	(3,777,169)	(1,367,000)

Net increase (decrease) in net assets resulting from contractowner transactions	50,758	(19,040)	(7,696,113)	72,351

Net increase (decrease) in net assets	568,486	688,586	(6,503,068)	3,863,381

NET ASSETS

Beginning of period	5,044,191	4,355,605	36,262,974	32,399,593

End of period	$5,612,677	$5,044,191	$29,759,906	$36,262,974

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	155,110	154,241	944,727	940,469

Units purchased	6,156	13,080	12,086	16,042

Units sold/transferred	(4,365)	(12,211)	(214,099)	(11,784)

End of period	156,901	155,110	742,714	944,727

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

See notes to financial statements	TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-53

Statements of Changes in Net Assets TIAA-CREF Life Separate Account VA-1 ∎ For the period or year ended

	Vanguard VIF Small Company Growth Portfolio Sub-Account		Vanguard VIF Total Bond Market Index Portfolio Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$52,787	$15,341	$6,853,388	$5,523,569

Net realized gain (loss)	(512,591)	(811,916)	(9,749,334)	(11,255,403)

Net change in unrealized appreciation (depreciation) on investments	2,418,265	4,264,173	5,463,476	19,252,977

Net increase (decrease) in net assets from operations	1,958,461	3,467,598	2,567,530	13,521,143

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	251,052	209,016	15,394,901	10,079,151

Net contractowner transfers	1,440,314	1,793,543	18,338,192	16,001,547

Withdrawals and death benefits (b)	(1,471,642)	(884,540)	(21,440,046)	(17,686,956)

Net increase (decrease) in net assets resulting from contractowner transactions	219,724	1,118,019	12,293,047	8,393,742

Net increase (decrease) in net assets	2,178,185	4,585,617	14,860,577	21,914,885

NET ASSETS

Beginning of period	21,899,862	17,314,245	276,930,412	255,015,527

End of period	$24,078,047	$21,899,862	$291,790,989	$276,930,412

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	418,320	395,191	10,217,921	9,911,834

Units purchased	4,409	4,287	574,626	388,569

Units sold/transferred	(9,133)	18,842	(128,104)	(82,482)

End of period	413,596	418,320	10,664,443	10,217,921

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

B-54	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1	See notes to financial statements

continued

	Vanguard VIF Total International Stock Market Index Portfolio Sub-Account		Vanguard VIF Total Stock Market Index Portfolio Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$579,355	$515,106	$293,242	$197,020

Net realized gain (loss)	(435,457)	(954,916)	2,270,977	253,516

Net change in unrealized appreciation (depreciation) on investments	902,613	3,360,925	3,657,211	5,277,424

Net increase (decrease) in net assets from operations	1,046,511	2,921,115	6,221,430	5,727,960

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	433,084	574,148	1,001,589	1,645,733

Net contractowner transfers	2,471,215	369,807	1,311,167	892,266

Withdrawals and death benefits (b)	(6,512,144)	(1,565,615)	(5,380,087)	(562,989)

Net increase (decrease) in net assets resulting from contractowner transactions	(3,607,845)	(621,660)	(3,067,331)	1,975,010

Net increase (decrease) in net assets	(2,561,334)	2,299,455	3,154,099	7,702,970

NET ASSETS

Beginning of period	21,959,709	19,660,254	29,074,568	21,371,598

End of period	$19,398,375	$21,959,709	$32,228,667	$29,074,568

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	606,153	625,473	664,994	614,060

Units purchased	11,298	17,125	19,090	44,396

Units sold/transferred	(106,588)	(36,445)	(86,772)	6,538

End of period	510,863	606,153	597,312	664,994

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

See notes to financial statements	TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-55

Statements of Changes in Net Assets TIAA-CREF Life Separate Account VA-1 ∎ For the period or year ended

	VY CBRE Global Real Estate Portfolio— Class I Sub-Account		Wanger Acorn Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$265,896	$128,051	$(16,415)	$(13,611)

Net realized gain (loss)	(120,014)	(106,585)	331,310	(440,696)

Net change in unrealized appreciation (depreciation) on investments	(56,090)	880,064	548,156	1,390,499

Net increase (decrease) in net assets from operations	89,792	901,530	863,051	936,192

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	112,831	125,387	430,676	208,823

Net contractowner transfers	1,057,975	382,030	(13,256)	1,643,341

Withdrawals and death benefits (b)	(484,415)	(328,011)	(237,271)	(143,659)

Net increase (decrease) in net assets resulting from contractowner transactions	686,391	179,406	180,149	1,708,505

Net increase (decrease) in net assets	776,183	1,080,936	1,043,200	2,644,697

NET ASSETS

Beginning of period	8,145,762	7,064,826	6,013,624	3,368,927

End of period	$8,921,945	$8,145,762	$7,056,824	$6,013,624

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	157,576	154,406	52,613	36,113

Units purchased	2,078	2,865	3,607	2,045

Units sold/transferred	11,104	305	(2,154)	14,455

End of period	170,758	157,576	54,066	52,613

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

B-56	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1	See notes to financial statements

concluded

	Wanger International Sub-Account		Western Asset Variable Global High Yield Bond Portfolio—Class I Sub-Account
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

FROM OPERATIONS

Net investment income (loss)	$140,874	$8,787	$774,275	$646,227

Net realized gain (loss)	(90,029)	(1,210,319)	(738,333)	(920,943)

Net change in unrealized appreciation (depreciation) on investments	(1,066,068)	3,008,432	789,152	1,439,060

Net increase (decrease) in net assets from operations	(1,015,223)	1,806,900	825,094	1,164,344

FROM CONTRACTOWNER TRANSACTIONS

Premiums (a)	160,435	97,452	132,762	151,265

Net contractowner transfers	126,788	(138,321)	(294,580)	(709,768)

Withdrawals and death benefits (b)	(623,548)	(443,892)	(688,318)	(713,132)

Net increase (decrease) in net assets resulting from contractowner transactions	(336,325)	(484,761)	(850,136)	(1,271,635)

Net increase (decrease) in net assets	(1,351,548)	1,322,139	(25,042)	(107,291)

NET ASSETS

Beginning of period	12,272,692	10,950,553	12,730,894	12,838,185

End of period	$10,921,144	$12,272,692	$12,705,852	$12,730,894

CHANGES IN ACCUMULATION UNITS OUTSTANDING:

Beginning of period	158,368	166,064	647,013	720,872

Units purchased	2,089	1,376	6,428	8,248

Units sold/transferred	(8,152)	(9,072)	(60,142)	(82,107)

End of period	152,305	158,368	593,299	647,013

(a)	Amounts presented are net of premium expense charges.
(b)	Amounts include payments for other daily and monthly fee and expense charges.

See notes to financial statements	TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-57

Notes to Financial Statements

TIAA-CREF Life Separate Account VA-1

Note 1—organization and significant accounting policies

TIAA-CREF Life Separate Account VA-1 (the “Separate Account”) was established by TIAA-CREF Life Insurance Company (“TIAA-CREF Life”) as a separate investment account under New York law on July 27, 1998 and is registered with the Securities and Exchange Commission (“Commission”) as a unit investment trust under the Investment Company Act of 1940, as amended (“1940 Act”). TIAA-CREF Life, as a legal reserve life insurance company under the insurance laws of the State of New York, is a wholly owned subsidiary of Teachers Insurance and Annuity Association of America (“TIAA”).

Investors participate in the Separate Account by purchasing one of three different variable annuity contracts: the Personal Annuity Select and Single Premium Immediate Annuity (the “Original Contract”), the Lifetime Variable Select Annuity (the “Lifetime Contract”) and the Intelligent Variable Annuity (the “Intelligent VA”). Premiums received from the contracts are allocated to investment accounts, the (“Sub-Accounts”) that invest in non-proprietary funds or Nuveen Life Funds (collectively, the “Funds”). Nuveen Life Funds is an open-end management investment company registered with the Commission and managed by Teachers Advisors, LLC (the, “Adviser”), a wholly owned indirect subsidiary of TIAA. The Adviser is registered with the Commission as an investment adviser. The Original Contract currently offers 8 investment Sub-Account options, the Lifetime Contract currently offers 10 investment Sub-Account options and the Intelligent VA offers 76 investment Sub-Account options. Accumulation unit values are calculated daily for each investment account. Effective in 2008, the Personal Annuity Select and Lifetime Variable Select Annuity are no longer available to new customers. However, policy owners that existed prior to that date may continue to invest their premiums in the Sub-Accounts.

Accumulation and Annuity Funds: The Accumulation Fund represents the net assets attributable to participants in the accumulation phase of their investment. The Annuity Fund represents the net assets attributable to the participants currently receiving annuity payments. The net increase or decrease in net assets from investment operations is apportioned between the Sub-Accounts based upon their relative daily net asset values. Annuitants bear no mortality risk under their contracts. Initial annuity payments are calculated based on the total value of a participant’s accumulation units on the last valuation day before the annuity start date, the income option chosen, an assumed annual investment return and expense and mortality assumptions. Annuity payments vary after the initial payment based on investment performance and Sub-Account expenses.

Net assets allocated to contracts in the payout period are computed according to the Annuity 2000 Mortality Table with four year setbacks for contracts issued prior to 2015 and 2012 Individual Annuity Reserving for contracts issued after 2014. The 2012 IAR Mortality Table is used for determining the minimum standard of valuation for any individual annuity or pure endowment contract issued after January 1, 2015. The mortality risk is fully borne by TIAA-CREF Life and may result in additional amounts being transferred into the variable annuity account by TIAA-CREF Life to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to TIAA-CREF Life.

Effective April 26, 2024, the Delaware VIP International Series—Standard Class Sub-Account merged into Macquarie VIP International Core Equity Series-Standard Class Sub-Account.

Effective May 1, 2024, the following Fund names have changed (with a corresponding change to the Sub-Account name):

Current Fund	New Fund

TIAA-CREF Life Balanced Fund

TIAA-CREF Life Core Bond Fund

TIAA-CREF Life Growth Equity Fund

TIAA-CREF Life Growth & Income Fund

TIAA-CREF Life International Equity Fund

TIAA-CREF Life Large-Cap Value Fund

TIAA-CREF Life Money Market Fund

TIAA-CREF Life Real Estate Securities Fund

TIAA-CREF Life Small-Cap Equity Fund

TIAA-CREF Life Social Choice Equity Fund

TIAA-CREF Life Stock Index Fund

ClearBridge Variable Aggressive Growth Portfolio—Class I

Delaware Ivy VIP International Core Equity Series—Standard Class

Delaware VIP Small Cap Value Series—Standard Class

LVIP Delaware Diversified Income—Standard Class

Nuveen Life Balanced Fund

Nuveen Life Core Bond Fund

Nuveen Life Growth Equity Fund

Nuveen Life Core Equity Fund

Nuveen Life International Equity Fund

Nuveen Life Large Cap Value Fund

Nuveen Life Money Market Fund

Nuveen Life Real Estate Securities Select Fund

Nuveen Life Small Cap Equity Fund

Nuveen Life Large Cap Responsible Equity Fund

Nuveen Life Stock Index Fund

ClearBridge Variable Growth Portfolio—Class I

Macquarie VIP International Core Equity Series—Standard Class

Macquarie VIP Small Cap Value Series—Standard Class

LVIP Macquarie Diversified Income—Standard Class

Effective May 29, 2024, the John Hancock Emerging Markets Value Trust Sub-Account was renamed John Hancock Disciplined Value Emerging Markets Equity Trust Sub-Account.

B-58	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1

continued

Effective December 15, 2024, the following Fund names have changed (with a corresponding change to the Sub-Account name):

Current Fund	New Fund

DFA VA Equity Allocation Portfolio

DFA VA Global Bond Portfolio

DFA VA Global Moderate Allocation Portfolio

DFA VA International Small Portfolio

DFA VA International Value Portfolio

DFA VA Short-Term Fixed Portfolio

DFA VA US Large Value Portfolio

DFA VA US Targeted Value Portfolio

Dimensional VA Equity Allocation Portfolio

Dimensional VA Global Bond Portfolio

Dimensional VA Global Moderate Allocation Portfolio

Dimensional VA International Small Portfolio

Dimensional VA International Value Portfolio

Dimensional VA Short-Term Fixed Portfolio

Dimensional VA US Large Value Portfolio

Dimensional VA US Targeted Value Portfolio

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) which may require the use of estimates made by management and the evaluation of subsequent events. Actual results may differ from those estimates. The Separate Account is an investment company and follows the accounting guidance in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 946, Financial Services-Investment Companies. The following is a summary of the significant accounting policies consistently followed by the Sub-Accounts.

Security valuation: All investments in securities are recorded at their estimated fair value as described in the valuation of investments note to the financial statements.

Investments and investment income: Security transactions are accounted for as of the trade date for financial reporting purposes. Dividend income and capital gain distributions are recorded on the ex-dividend date. Realized gains and losses on security transactions are based on the specific identification method.

Income taxes: TIAA-CREF Life Separate Account VA-1 is a separate account of TIAA-CREF Life, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code. The Separate Account should incur no federal income tax liability. Under the rules of taxation applicable to life insurance companies, the Separate Account’s Accumulation and Annuity Funds for participants will generally be treated as life insurance reserves; therefore, any increase in such reserves will be deductible. The Separate Account’s federal income tax returns are generally subject to examination for a period of three fiscal years after filed. State and local tax returns may be subject to examination for an additional period of time depending on the jurisdiction. Management has analyzed the Separate Account’s tax positions taken for all open income tax years and has concluded that no provision for federal income tax is required in the Separate Account’s financial statements.

Segment Reporting: In November 2023, the FASB issued Accounting Standard Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 also requires a public entity that has a single reportable segment to provide all the disclosures required by the amendments in ASU 2023-07 and all existing segment disclosures in Topic 280. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Separate Account adopted ASU 2023-07 during the current reporting period. Adoption of the new standard impacted financial statement disclosures only and did not affect the Separate Account’s financial positions or the results of its operations.

Product Management of the Separate Account acts as the chief operating decision maker (“CODM”). The Separate Account represents a single operating segment. The CODM monitors the operating results of the Separate Account as a whole and is responsible for the Separate Account’s long-term strategic asset allocation in accordance with the terms of its prospectus, based on a defined investment strategy. The financial information in the form of the Separate Account’s Sub-Accounts, total returns, expense ratios and changes in net assets (i.e., changes in net assets resulting from operations, premiums and withdrawal and death benefits), which are used by the CODM to assess the segment’s performance and to make resource allocation decisions for the Separate Account’s single segment, is consistent with that presented within the Separate Account’s financial statements. Segment assets are reflected on the Statement of Assets and Liabilities as “total assets” and significant segment revenues and expenses are listed on the Statement of Operations.

Note 2—valuation of investments

U.S. GAAP establishes a hierarchy that categorizes market inputs to valuation methods. The three levels of inputs are:

•	Level 1 — quoted prices in active markets for identical securities

•	Level 2 — other significant observable inputs (including quoted prices for similar securities, interest rates, credit spreads, etc.)

•	Level 3 — significant unobservable inputs (including the Sub-Accounts’ own assumptions in determining the fair value of investments)

TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-59

Notes to financial statements

TIAA-CREF Life Separate Account VA-1

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3. The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A description of the valuation techniques applied to the Sub-Accounts’ investments follows:

Investments in registered investment companies: These investments are valued at their net asset value on the valuation date. These investments are categorized in Level 1 of the fair value hierarchy.

As of December 31, 2024, all of the investments in the Sub-Accounts were investments in registered investment companies and were valued based on Level 1 inputs.

Note 3—expense charges and affiliates

TIAA-CREF Life provides all administrative services for the Sub-Accounts. Daily charges are deducted from the net assets of the Sub-Accounts for services required to administer the Separate Account and the contracts, and to cover certain insurance risks borne by TIAA-CREF Life. The following are the current administrative expense charges for the contracts:

Administrative expense

(as a percentage of average account value)

	Intelligent Variable Annuity	Personal Annuity Select	Lifetime Variable Select

Maximum contractual fee	0.30%	0.20%	0.20%

Current fee	0.10%	0.20%	0.20%

TIAA-CREF Life imposes a daily charge that is deducted from the net assets of the Sub-Accounts for bearing certain mortality and expense risks in connection with the contracts. The following are the mortality and expense risk charges for the contracts:

Mortality and expense risk charges

(as a percentage of average account value)

	Personal Annuity Select	Lifetime Variable Select

Maximum contractual fee	1.00%	1.00%

Current fee	0.40%	0.40%

Intelligent Variable Annuity

	Maximum contractual fee	Current fee

If accumulation value is less than $100,000	0.40%	0.40%

If accumulation value is between $100,000-$500,000	0.25%	0.25%

If accumulation value is greater than $500,000	0.15%	0.15%

After the first 10 contract years	0.00%	0.00%

There are other daily, monthly, and annual fees and expenses that a contractowner will pay when buying, owning and surrendering the policy. These fees and expenses include as follows:

Additional expense charges	Intelligent Variable Annuity	Personal Annuity Select	Lifetime Variable Select

Maximum annual contract fees (waived for accumulation values > $25,000)	$25	$0	$25

Optional guaranteed minimum death benefit charge	0.10%	None	None

Premium taxes (a)	0.00% to 3.50%	0.00% to 3.50%	0.00% to 3.50%

Maximum transfer fee	$0	$0	$25

(a)	Only applicable in certain states.

The Sub-Accounts indirectly pay expenses of the underlying funds. With respect to investments in the Funds, these include management fees paid to the Adviser. The contracts are distributed by TIAA-CREF Individual & Institutional Services, LLC (“Services”), a subsidiary of TIAA. Services may also enter into selling agreements with third parties to distribute the contracts.

B-60	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1

continued

Note 4—investments

Purchases and sales of securities for the Sub-Accounts for the year ended December 31, 2024 were as follows:

Sub-Accounts	Purchases	Sales

Nuveen Life Balanced	$45,541,473	$52,817,307

Nuveen Life Core Bond	36,051,047	32,346,447

Nuveen Life Core Equity	23,532,553	30,902,755

Nuveen Life Growth Equity	28,133,485	36,269,433

Nuveen Life International Equity	23,401,530	19,099,634

Nuveen Life Large Cap Responsible Equity	17,179,982	17,933,817

Nuveen Life Large Cap Value	14,137,310	17,369,167

Nuveen Life Money Market	106,437,955	108,545,603

Nuveen Life Real Estate Securities Select	10,933,630	17,554,534

Nuveen Life Small Cap Equity	15,798,449	19,711,464

Nuveen Life Stock Index	77,779,182	127,014,843

Calamos Growth and Income Portfolio	130,348	289,510

ClearBridge Variable Growth Portfolio—Class I	13,176,047	10,058,488

ClearBridge Variable Small Cap Growth Portfolio—Class I	3,126,105	3,499,361

Credit Suisse Trust—Commodity Return Strategy Portfolio	124,570	202,075

Delaware VIP International Series—Standard Class	4,537,185	47,368,202

Dimensional VA Equity Allocation Portfolio	6,674,905	4,184,634

Dimensional VA Global Bond Portfolio	11,719,586	13,325,903

Dimensional VA Global Moderate Allocation Portfolio	10,027,844	9,864,018

Dimensional VA International Small Portfolio	12,681,491	13,295,899

Dimensional VA International Value Portfolio	23,255,108	27,144,396

Dimensional VA Short-Term Fixed Portfolio	23,256,678	24,403,593

Dimensional VA US Large Value Portfolio	29,913,595	30,243,651

Dimensional VA US Targeted Value Portfolio	15,158,382	17,809,915

Franklin Income VIP Fund—Class 1	1,736,957	1,779,711

Franklin Mutual Shares VIP Fund—Class 1	375,224	901,741

Franklin Small-Mid Cap Growth VIP Fund—Class 1	5,495,500	7,139,004

Janus Henderson Forty Portfolio—Institutional Shares	7,530,126	7,450,634

Janus Henderson Overseas Portfolio—Institutional Shares	116,174	219,434

Janus Henderson Mid Cap Value Portfolio—Institutional Shares	1,579,454	1,481,716

John Hancock Disciplined Value Emerging Markets Equity Trust	9,627,343	9,517,801

LVIP Macquarie Diversified Income Fund—Standard Class	15,307,142	13,961,849

Macquarie VIP International Core Equity Series—Standard Class	51,566,544	8,696,450

Macquarie VIP Small Cap Value Series—Standard Class	10,211,483	12,267,920

Matson Money Fixed Income VI Portfolio	12,855,640	14,908,103

Matson Money International Equity VI Portfolio	10,390,881	11,584,243

Matson Money U.S. Equity VI Portfolio	14,382,918	16,771,047

MFS Global Equity Series—Initial Class	1,147,403	2,433,866

MFS Growth Series—Initial Class	93,261	69,460

MFS Massachusetts Investors Growth Stock Portfolio	2,219,060	4,070,370

MFS Utilities Series—Initial Class	1,250,277	1,394,073

Neuberger Berman Advisers Management Trust Mid Cap Intrinsic Value Portfolio—I Class	14,378,282	15,910,220

Neuberger Berman Advisers Management Trust Sustainable Equity Portfolio—I Class	535,524	484,237

PIMCO VIT All Asset Portfolio—Institutional Class	874,177	609,635

PIMCO VIT Commodity Real Return Strategy Portfolio—Institutional Class	699,780	1,050,839

PIMCO VIT Emerging Markets Bond Portfolio—Institutional Class	13,360,647	12,409,237

PIMCO VIT Global Bond Opportunities Portfolio (Unhedged)—Institutional Class	1,537,702	1,170,554

PIMCO VIT Real Return Portfolio—Institutional Class	23,766,451	23,732,891

PVC Equity Income Account—Class 1	25,761,007	33,184,151

PVC MidCap Account—Class 1	1,267,446	1,468,550

PSF Natural Resources Portfolio—Class II	628,171	1,036,587

PSF PGIM Jennison Blend Portfolio—Class II	11,776,355	14,978,765

PSF PGIM Jennison Value Portfolio—Class II	1,120,896	1,522,558

Royce Capital Fund Micro-Cap Portfolio—Investment Class	128,463	376,258

Royce Capital Fund Small-Cap Portfolio—Investment Class	2,300,651	2,516,392

T. Rowe Price® Health Sciences Portfolio I	3,027,588	3,008,927

TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-61

Notes to financial statements

TIAA-CREF Life Separate Account VA-1

Sub-Accounts	Purchases	Sales

T. Rowe Price® Limited-Term Bond Portfolio	$14,791,166	$14,344,399

Templeton Developing Markets VIP Fund—Class 1	12,742,442	10,121,575

Vanguard VIF Balanced Portfolio	2,398,149	1,672,780

Vanguard VIF Capital Growth Portfolio	11,534,807	11,536,812

Vanguard VIF Conservative Allocation Portfolio	851,566	323,161

Vanguard VIF Equity Index	112,819,674	94,951,983

Vanguard VIF Global Bond Index Portfolio	2,134,329	1,148,656

Vanguard VIF High Yield Bond Portfolio	12,645,381	10,423,992

Vanguard VIF International Portfolio	1,991,020	2,046,987

Vanguard VIF Mid-Cap Index Portfolio	17,219,338	23,453,429

Vanguard VIF Moderate Allocation Portfolio	1,972,807	1,707,205

Vanguard VIF Real Estate Index Portfolio	6,842,213	12,660,016

Vanguard VIF Small Company Growth Portfolio	13,087,532	12,829,706

Vanguard VIF Total Bond Market Index Portfolio	72,067,260	52,968,232

Vanguard VIF Total International Stock Market Index Portfolio	9,657,849	12,578,713

Vanguard VIF Total Stock Market Index Portfolio	11,823,899	12,526,051

VY CBRE Global Real Estate Portfolio—Class I	4,771,276	3,832,377

Wanger Acorn	2,130,954	1,965,344

Wanger International	4,140,799	4,349,343

Western Asset Variable Global High Yield Bond Portfolio—Class I	8,072,554	8,167,778

Note 5—condensed financial information

					For the period ended December 31, 2024

Period	Accumulation units outstanding, end of period (000’s)	Accumulation unit value, beginning of period lowest to highest	Accumulation unit value, end of period lowest to highest	Net assets, end of period (000’s)	Ratio of investment income to average net assets(c)(f)	Ratio of expenses to average net assets lowest to highest(a)(c)(g)	Total return(b)(h)

Nuveen Life Balanced Sub-Account
2024	1,276	$41.27 to $43.36	$45.28 to $47.81	$60,039	2.04%	0.10% to 0.60%	9.71% to 10.26%
2023	1,513	$35.86 to $37.49	$41.27 to $43.36	$63,986	2.46%	0.10% to 0.60%	15.08% to 15.65%
2022	1,598	$43.25 to $44.99	$35.86 to $37.49	$58,561	2.57%	0.10% to 0.60%	(17.09)% to (16.67)%
2021	1,716	$39.64 to $41.02	$43.25 to $44.99	$75,690	1.79%	0.10% to 0.60%	9.13% to 9.67%
2020	1,725	$34.93 to $35.97	$39.64 to $41.02	$69,519	2.04%	0.10% to 0.60%	13.48% to 14.05%

Nuveen Life Core Bond Sub-Account
2024	3,555	$41.93 to $45.44	$42.81 to $46.62	$160,717	3.82%	0.10% to 0.60%	2.10% to 2.61%
2023	3,605	$39.69 to $42.80	$41.93 to $45.44	$158,698	3.09%	0.10% to 0.60%	5.64% to 6.17%
2022	3,673	$46.01 to $49.36	$39.69 to $42.80	$152,013	2.20%	0.10% to 0.60%	(13.73)% to (13.30)%
2021	3,803	$46.75 to $49.90	$46.01 to $49.36	$181,621	2.36%	0.10% to 0.60%	(1.58)% to (1.08)%
2020	3,616	$43.60 to $46.31	$46.75 to $49.90	$174,475	2.89%	0.10% to 0.60%	7.21% to 7.75%

Nuveen Life Core Equity Sub-Account
2024	1,009	$124.66 to $135.10	$159.64 to $173.87	$189,829	0.81%	0.10% to 0.60%	28.05% to 28.70%
2023	1,087	$94.35 to $101.74	$124.66 to $135.10	$159,610	1.08%	0.10% to 0.60%	32.14% to 32.80%
2022	1,177	$122.06 to $130.96	$94.35 to $101.74	$130,126	0.74%	0.10% to 0.60%	(22.70)% to (22.32)%
2021	1,306	$98.10 to $104.73	$122.06 to $130.96	$186,576	0.90%	0.10% to 0.60%	24.42% to 25.05%
2020	1,392	$81.94 to $87.04	$98.10 to $104.73	$156,822	1.28%	0.10% to 0.60%	19.72% to 20.32%

Nuveen Life Growth Equity Sub-Account
2024	1,240	$87.96 to $95.35	$112.15 to $122.18	$156,888	0.25%	0.10% to 0.60%	27.49% to 28.14%
2023	1,299	$60.43 to $65.18	$87.96 to $95.35	$129,554	0.26%	0.10% to 0.60%	45.55% to 46.28%
2022	1,380	$90.63 to $97.27	$60.43 to $65.18	$94,184	0.00%	0.10% to 0.60%	(33.32)% to (32.99)%
2021	1,448	$78.49 to $83.82	$90.63 to $97.27	$146,562	0.28%	0.10% to 0.60%	15.47% to 16.05%
2020	1,594	$54.85 to $58.28	$78.49 to $83.82	$139,006	0.33%	0.10% to 0.60%	43.10% to 43.82%

Nuveen Life International Equity Sub-Account
2024	2,621	$40.55 to $43.94	$41.77 to $45.50	$118,662	2.23%	0.10% to 0.60%	3.02% to 3.54%
2023	2,568	$35.04 to $37.78	$40.55 to $43.94	$112,875	2.11%	0.10% to 0.60%	15.72% to 16.30%
2022	2,613	$42.32 to $45.41	$35.04 to $37.78	$98,856	3.18%	0.10% to 0.60%	(17.20)% to (16.79)%
2021	2,517	$38.41 to $41.00	$42.32 to $45.41	$114,705	1.18%	0.10% to 0.60%	10.18% to 10.73%
2020	2,355	$33.50 to $35.59	$38.41 to $41.00	$97,294	1.64%	0.10% to 0.60%	14.65% to 15.23%

B-62	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1

continued

					For the period ended December 31, 2024

Period	Accumulation units outstanding, end of period (000’s)	Accumulation unit value, beginning of period lowest to highest	Accumulation unit value, end of period lowest to highest	Net assets, end of period (000’s)	Ratio of investment income to average net assets(c)(f)	Ratio of expenses to average net assets lowest to highest(a)(c)(g)	Total return(b)(h)

Nuveen Life Large Cap Responsible Equity Sub-Account
2024	600	$116.43 to $126.16	$136.59 to $148.75	$93,187	1.45%	0.10% to 0.60%	17.31% to 17.90%
2023	646	$95.68 to $103.17	$116.43 to $126.16	$84,876	1.39%	0.10% to 0.60%	21.68% to 22.29%
2022	681	$117.15 to $125.68	$95.68 to $103.17	$73,492	1.23%	0.10% to 0.60%	(18.32)% to (17.91)%
2021	748	$93.27 to $99.57	$117.15 to $125.68	$97,583	1.17%	0.10% to 0.60%	25.60% to 26.23%
2020	760	$77.89 to $82.74	$93.27 to $99.57	$78,413	1.57%	0.10% to 0.60%	19.75% to 20.35%

Nuveen Life Large Cap Value Sub-Account
2024	382	$136.64 to $148.07	$155.89 to $169.78	$70,118	1.55%	0.10% to 0.60%	14.08% to 14.66%
2023	433	$120.26 to $129.67	$136.64 to $148.07	$68,976	1.67%	0.10% to 0.60%	13.62% to 14.19%
2022	483	$130.23 to $139.72	$120.26 to $129.67	$66,549	1.27%	0.10% to 0.60%	(7.65)% to (7.19)%
2021	540	$103.28 to $110.25	$130.23 to $139.72	$79,163	1.49%	0.10% to 0.60%	26.09% to 26.72%
2020	547	$99.90 to $106.11	$103.28 to $110.25	$62,754	2.00%	0.10% to 0.60%	3.38% to 3.90%

Nuveen Life Money Market Sub-Account
2024	7,937	$11.96 to $12.97	$12.51 to $13.63	$104,656	5.04%	0.10% to 0.60%	4.53% to 5.06%
2023	8,479	$11.46 to $12.37	$11.96 to $12.97	$106,450	4.91%	0.10% to 0.60%	4.40% to 4.92%
2022	8,794	$11.36 to $12.20	$11.46 to $12.37	$105,244	1.54%	0.10% to 0.60%	0.86% to 1.36%
2021	6,947	$11.43 to $12.21	$11.36 to $12.20	$82,011	0.00%	0.10% to 0.60%	(0.60)% to (0.10)%
2020	8,007	$11.45 to $12.17	$11.43 to $12.21	$94,661	0.36%	0.10% to 0.60%	(0.19)% to 0.31%

Nuveen Life Real Estate Securities Select Sub-Account
2024	331	$144.16 to $156.22	$150.14 to $163.52	$58,158	2.81%	0.10% to 0.60%	4.15% to 4.67%
2023	383	$129.47 to $139.60	$144.16 to $156.22	$63,670	2.59%	0.10% to 0.60%	11.35% to 11.90%
2022	441	$182.49 to $195.79	$129.47 to $139.60	$64,943	1.51%	0.10% to 0.60%	(29.05)% to (28.70)%
2021	483	$131.58 to $140.46	$182.49 to $195.79	$98,462	1.64%	0.10% to 0.60%	38.69% to 39.39%
2020	510	$130.71 to $138.84	$131.58 to $140.46	$73,531	2.30%	0.10% to 0.60%	0.66% to 1.17%

Nuveen Life Small Cap Equity Sub-Account
2024	272	$171.74 to $186.10	$198.03 to $215.67	$61,701	0.89%	0.10% to 0.60%	15.31% to 15.89%
2023	296	$145.62 to $157.01	$171.74 to $186.10	$58,149	0.86%	0.10% to 0.60%	17.94% to 18.53%
2022	313	$173.62 to $186.27	$145.62 to $157.01	$51,364	0.48%	0.10% to 0.60%	(16.13)% to (15.71)%
2021	347	$140.01 to $149.46	$173.62 to $186.27	$67,160	0.51%	0.10% to 0.60%	24.01% to 24.63%
2020	350	$124.87 to $132.63	$140.01 to $149.46	$54,249	0.85%	0.10% to 0.60%	12.13% to 12.69%

Nuveen Life Stock Index Sub-Account
2024	3,327	$146.22 to $158.47	$179.74 to $195.79	$678,647	1.35%	0.10% to 0.60%	22.93% to 23.55%
2023	3,693	$116.83 to $125.99	$146.22 to $158.47	$608,408	1.47%	0.10% to 0.60%	25.16% to 25.78%
2022	3,995	$145.43 to $156.05	$116.83 to $125.99	$522,030	1.33%	0.10% to 0.60%	(19.67)% to (19.26)%
2021	4,137	$116.46 to $124.34	$145.43 to $156.05	$675,674	1.35%	0.10% to 0.60%	24.88% to 25.50%
2020	4,294	$97.01 to $103.06	$116.46 to $124.34	$559,790	1.69%	0.10% to 0.60%	20.04% to 20.64%

Calamos Growth and Income Portfolio Sub-Account
2024	94	$45.67 to $46.41	$55.19 to $56.14	$5,223	0.38%	0.10% to 0.20%	20.84% to 20.96%
2023	98	$38.10 to $38.68	$45.67 to $46.41	$4,525	0.57%	0.10% to 0.20%	19.88% to 20.00%
2022	106	$44.59 to $47.84	$38.10 to $38.68	$4,062	0.69%	0.10% to 0.20%	(19.23)% to (19.15)%
2021	110	$36.95 to $39.44	$44.59 to $47.84	$5,212	0.37%	0.10% to 0.59%	20.67% to 21.28%
2020	113	$30.36 to $32.25	$36.95 to $39.44	$4,420	0.48%	0.10% to 0.60%	21.70% to 22.31%

ClearBridge Variable Growth Portfolio—Class I Sub-Account
2024	494	$51.07 to $55.34	$57.26 to $62.36	$29,550	0.11%	0.10% to 0.60%	12.12% to 12.68%
2023	577	$41.29 to $44.53	$51.07 to $55.34	$30,688	0.30%	0.10% to 0.60%	23.68% to 24.30%
2022	622	$56.45 to $60.57	$41.29 to $44.53	$26,625	0.46%	0.10% to 0.60%	(26.85)% to (26.49)%
2021	610	$51.49 to $54.97	$56.45 to $60.57	$35,628	0.16%	0.10% to 0.60%	9.64% to 10.19%
2020	657	$43.89 to $46.62	$51.49 to $54.97	$34,895	0.83%	0.10% to 0.60%	17.31% to 17.90%

ClearBridge Variable Small Cap Growth Portfolio—Class I Sub-Account
2024	77	$58.60 to $63.50	$60.87 to $66.30	$5,018	0.00%	0.10% to 0.60%	3.87% to 4.40%
2023	87	$54.39 to $58.64	$58.60 to $63.50	$5,342	0.00%	0.10% to 0.60%	7.45% to 8.72%
2022	94	$76.89 to $82.50	$54.39 to $58.64	$5,352	0.00%	0.10% to 0.60%	(29.27)% to (28.92)%
2021	95	$68.69 to $73.33	$76.89 to $82.50	$7,604	0.00%	0.10% to 0.60%	11.94% to 12.50%
2020	85	$48.24 to $51.24	$68.69 to $73.33	$6,049	0.00%	0.10% to 0.60%	42.41% to 43.12%

TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-63

Notes to financial statements

TIAA-CREF Life Separate Account VA-1

					For the period ended December 31, 2024

Period	Accumulation units outstanding, end of period (000’s)	Accumulation unit value, beginning of period lowest to highest	Accumulation unit value, end of period lowest to highest	Net assets, end of period (000’s)	Ratio of investment income to average net assets(c)(f)	Ratio of expenses to average net assets lowest to highest(a)(c)(g)	Total return(b)(h)

Credit Suisse Trust—Commodity Return Strategy Portfolio Sub-Account
2024	22	$21.09 to $22.19	$21.98 to $23.24	$493	2.94%	0.10% to 0.60%	4.20% to 4.72%
2023	26	$23.35 to $24.44	$21.09 to $22.19	$561	19.61%	0.10% to 0.60%	(9.66)% to (9.21)%
2022	42	$20.24 to $21.09	$23.35 to $24.44	$999	13.80%	0.10% to 0.60%	2.64% to 15.91%
2021	27	$15.92 to $16.50	$20.24 to $21.09	$561	5.83%	0.10% to 0.60%	(4.92)% to 27.77%
2020	13	$16.26 to $16.77	$15.92 to $16.50	$211	3.76%	0.10% to 0.60%	(2.07)% to (1.58)%

Dimensional VA Equity Allocation Portfolio Sub-Account
2024	300	$43.40 to $44.83	$49.65 to $51.54	$15,240	2.04%	0.10% to 0.60%	14.41% to 14.98%
2023	258	$36.34 to $37.35	$43.40 to $44.83	$11,403	2.17%	0.10% to 0.60%	19.43% to 20.03%
2022	291	$42.35 to $43.31	$36.34 to $37.35	$10,751	1.74%	0.10% to 0.60%	(14.20)% to (13.77)%
2021	315	$34.26 to $34.86	$42.35 to $43.31	$13,516	1.34%	0.10% to 0.60%	8.04% to 24.25%
2020	875	$30.73 to $31.11	$34.26 to $34.86	$30,275	1.75%	0.10% to 0.60%	11.49% to 12.05%

Dimensional VA Global Bond Portfolio Sub-Account
2024	1,860	$27.15 to $28.78	$28.44 to $30.30	$55,055	4.71%	0.10% to 0.60%	4.75% to 5.28%
2023	2,003	$26.00 to $27.42	$27.15 to $28.78	$56,351	4.05%	0.10% to 0.60%	4.43% to 4.95%
2022	1,999	$27.93 to $29.31	$26.00 to $27.42	$53,594	1.57%	0.10% to 0.60%	(6.89)% to (6.43)%
2021	2,102	$28.39 to $29.65	$27.93 to $29.31	$60,366	0.72%	0.10% to 0.60%	(1.63)% to (1.14)%
2020	2,151	$28.15 to $29.25	$28.39 to $29.65	$62,594	0.03%	0.10% to 0.60%	0.85% to 1.36%

Dimensional VA Global Moderate Allocation Portfolio Sub-Account
2024	962	$43.54 to $45.81	$48.47 to $51.25	$48,154	2.75%	0.10% to 0.60%	11.32% to 11.88%
2023	989	$38.18 to $39.97	$43.54 to $45.81	$44,285	2.77%	0.10% to 0.60%	14.04% to 14.61%
2022	987	$43.14 to $44.93	$38.18 to $39.97	$38,556	1.44%	0.10% to 0.60%	(11.49)% to (11.05)%
2021	1,034	$38.00 to $39.38	$43.14 to $44.93	$45,573	1.50%	0.10% to 0.60%	13.52% to 14.09%
2020	1,040	$34.35 to $35.42	$38.00 to $39.38	$40,254	1.14%	0.10% to 0.60%	10.62% to 27.85%

Dimensional VA International Small Portfolio Sub-Account
2024	868	$50.18 to $53.20	$51.78 to $55.17	$46,603	3.38%	0.10% to 0.60%	3.19% to 3.71%
2023	931	$44.24 to $46.66	$50.18 to $53.20	$48,213	3.14%	0.10% to 0.60%	13.43% to 14.00%
2022	994	$54.04 to $56.72	$44.24 to $46.66	$45,208	2.61%	0.10% to 0.60%	(18.14)% to (17.73)%
2021	972	$47.46 to $49.56	$54.04 to $56.72	$53,870	2.56%	0.10% to 0.60%	13.88% to 14.45%
2020	1,036	$43.63 to $45.34	$47.46 to $49.56	$50,232	2.19%	0.10% to 0.60%	8.76% to 9.30%

Dimensional VA International Value Portfolio Sub-Account
2024	1,876	$46.34 to $49.13	$49.12 to $52.33	$95,595	3.89%	0.10% to 0.60%	5.98% to 6.52%
2023	2,056	$39.56 to $41.72	$46.34 to $49.13	$98,454	4.71%	0.10% to 0.60%	17.16% to 17.74%
2022	2,291	$41.22 to $43.26	$39.56 to $41.72	$93,246	3.89%	0.10% to 0.60%	(4.03)% to (3.55)%
2021	2,398	$35.11 to $36.66	$41.22 to $43.26	$101,463	3.98%	0.10% to 0.60%	17.41% to 18.00%
2020	2,572	$35.95 to $37.36	$35.11 to $36.66	$92,346	2.60%	0.10% to 0.60%	(2.35)% to (1.86)%

Dimensional VA Short-Term Fixed Portfolio Sub-Account
2024	2,752	$26.03 to $27.59	$27.29 to $29.07	$77,959	4.78%	0.10% to 0.60%	4.85% to 5.38%
2023	2,931	$24.94 to $26.31	$26.03 to $27.59	$78,804	3.74%	0.10% to 0.60%	4.36% to 4.88%
2022	3,027	$25.38 to $26.64	$24.94 to $26.31	$77,670	1.27%	0.10% to 0.60%	(1.75)% to (1.25)%
2021	3,235	$25.58 to $26.72	$25.38 to $26.64	$84,242	0.01%	0.10% to 0.60%	(0.79)% to (0.29)%
2020	3,092	$25.59 to $26.59	$25.58 to $26.72	$80,902	0.64%	0.10% to 0.60%	0.00% to 0.50%

Dimensional VA US Large Value Portfolio Sub-Account
2024	794	$77.99 to $82.67	$87.90 to $93.64	$72,530	2.00%	0.10% to 0.60%	12.70% to 13.27%
2023	898	$70.73 to $74.61	$77.99 to $82.67	$72,395	2.31%	0.10% to 0.60%	10.26% to 10.81%
2022	919	$74.81 to $78.51	$70.73 to $74.61	$66,871	2.19%	0.10% to 0.60%	(5.45)% to (4.97)%
2021	962	$59.24 to $61.86	$74.81 to $78.51	$73,868	1.76%	0.10% to 0.60%	26.28% to 26.91%
2020	970	$60.43 to $62.79	$59.24 to $61.86	$58,724	2.34%	0.10% to 0.60%	(1.97)% to (1.47)%

B-64	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1

continued

						For the period ended December 31, 2024

Period		Accumulation units outstanding, end of period (000’s)	Accumulation unit value, beginning of period lowest to highest	Accumulation unit value, end of period lowest to highest	Net assets, end of period (000’s)	Ratio of investment income to average net assets(c)(f)	Ratio of expenses to average net assets lowest to highest(a)(c)(g)	Total return(b)(h)

Dimensional VA US Targeted Value Portfolio Sub-Account
2024		494	$86.71 to $91.92	$93.20 to $99.30	$47,928	1.38%	0.10% to 0.60%	7.49% to 8.03%
2023		564	$72.67 to $76.65	$86.71 to $91.92	$50,645	1.60%	0.10% to 0.60%	19.32% to 19.91%
2022		596	$76.33 to $80.10	$72.67 to $76.65	$44,643	1.28%	0.10% to 0.60%	(4.79)% to (4.31)%
2021		659	$54.97 to $57.41	$76.33 to $80.10	$51,711	1.49%	0.10% to 0.60%	38.85% to 39.54%
2020		634	$53.18 to $55.26	$54.97 to $57.41	$35,672	1.86%	0.10% to 0.60%	3.36% to 3.88%

Franklin Income VIP Fund—Class 1 Sub-Account
2024		181	$38.38 to $41.59	$41.00 to $44.65	$7,971	5.04%	0.10% to 0.60%	6.81% to 7.35%
2023		193	$35.47 to $38.24	$38.38 to $41.59	$7,886	5.27%	0.10% to 0.60%	8.22% to 8.76%
2022		232	$37.65 to $40.39	$35.47 to $38.24	$8,711	5.37%	0.10% to 0.60%	(5.80)% to (5.33)%
2021		272	$32.37 to $34.56	$37.65 to $40.39	$10,752	4.67%	0.10% to 0.60%	16.31% to 16.89%
2020		272	$32.25 to $34.26	$32.37 to $34.56	$9,198	5.83%	0.10% to 0.60%	0.37% to 0.87%

Franklin Mutual Shares VIP Fund—Class 1 Sub-Account
2024		40	$41.89 to $45.40	$46.43 to $50.56	$2,015	2.18%	0.10% to 0.60%	10.82% to 11.38%
2023		53	$37.06 to $39.96	$41.89 to $45.40	$2,371	2.12%	0.10% to 0.60%	13.05% to 13.62%
2022		56	$40.15 to $43.08	$37.06 to $39.96	$2,180	2.10%	0.10% to 0.60%	(7.71)% to (7.25)%
2021		58	$33.80 to $36.08	$40.15 to $43.08	$2,464	3.21%	0.10% to 0.60%	18.81% to 19.40%
2020		57	$35.73 to $37.95	$33.80 to $36.08	$2,005	2.79%	0.10% to 0.60%	(5.42)% to (4.94)%

Franklin Small-Mid Cap Growth VIP Fund—Class 1 Sub-Account
2024		147	$80.17 to $86.88	$88.71 to $96.61	$13,872	0.00%	0.10% to 0.60%	10.64% to 11.20%
2023		166	$63.45 to $68.41	$80.17 to $86.88	$14,021	0.00%	0.10% to 0.60%	26.37% to 27.29%
2022		169	$96.01 to $103.01	$63.45 to $68.41	$11,180	0.00%	0.10% to 0.60%	(33.92)% to (33.59)%
2021		153	$87.61 to $93.52	$96.01 to $103.01	$15,280	0.00%	0.10% to 0.60%	9.59% to 10.14%
2020		186	$56.67 to $60.19	$87.61 to $93.52	$16,919	0.00%	0.10% to 0.60%	54.59% to 55.37%

Janus Henderson Forty Portfolio—Institutional Shares Sub-Account
2024		73	$179.95 to $195.00	$229.79 to $250.26	$17,888	0.11%	0.10% to 0.60%	27.70% to 28.34%
2023		77	$129.34 to $139.46	$179.95 to $195.00	$14,690	0.20%	0.10% to 0.60%	39.13% to 39.82%
2022		73	$195.83 to $210.09	$129.34 to $139.46	$10,053	0.18%	0.10% to 0.60%	(33.95)% to (33.62)%
2021		88	$160.30 to $171.12	$195.83 to $210.09	$18,168	0.00%	0.10% to 0.60%	22.16% to 22.77%
2020		102	$115.68 to $122.88	$160.30 to $171.12	$17,101	0.27%	0.10% to 0.60%	38.57% to 39.26%

Janus Henderson Overseas Portfolio—Institutional Shares Sub-Account
2024		19	$86.06 to $87.45	$90.90 to $92.47	$1,747	1.32%	0.10% to 0.20%	5.62% to 5.73%
2023		20	$77.19 to $78.96	$86.06 to $87.45	$1,762	1.46%	0.10% to 0.20%	10.65% to 10.76%
2022		22	$80.60 to $86.48	$77.19 to $78.96	$1,694	1.76%	0.10% to 0.25%	(8.83)% to (8.70)%
2021		22	$71.39 to $76.21	$80.60 to $86.48	$1,907	1.12%	0.10% to 0.50%	13.01% to 13.47%
2020		26	$61.75 to $65.60	$71.39 to $76.21	$1,942	1.37%	0.10% to 0.59%	15.60% to 16.18%

Janus Henderson Mid-Cap Value Portfolio—Institutional Shares Sub-Account
2024		167	$46.91 to $50.84	$53.65 to $57.44	$9,511	0.97%	0.10% to 0.50%	12.54% to 12.99%
2023		175	$42.37 to $45.68	$46.91 to $50.84	$8,829	1.12%	0.10% to 0.60%	10.73% to 11.29%
2022		189	$45.13 to $48.42	$42.37 to $45.68	$8,567	1.31%	0.10% to 0.60%	(6.12)% to (5.65)%
2021		200	$37.92 to $40.48	$45.13 to $48.42	$9,531	0.44%	0.10% to 0.60%	19.01% to 19.61%
2020		214	$38.50 to $40.90	$37.92 to $40.48	$8,484	1.22%	0.10% to 0.60%	(1.51)% to (1.02)%

John Hancock Disciplined Value Emerging Markets Equity Trust Sub-Account
2024		1,220	$34.37 to $35.96	$33.33 to $35.05	$41,741	4.19%	0.10% to 0.60%	(3.03)% to (2.54)%
2023		1,260	$30.03 to $31.26	$34.37 to $35.96	$44,305	1.62%	0.10% to 0.60%	14.46% to 15.04%
2022		1,349	$34.18 to $35.41	$30.03 to $31.26	$41,296	3.76%	0.10% to 0.60%	(12.16)% to (11.72)%
2021		1,325	$30.91 to $31.86	$34.18 to $35.41	$46,070	2.41%	0.10% to 0.60%	10.58% to 11.14%
2020		1,415	$29.98 to $30.75	$30.91 to $31.86	$44,380	2.60%	0.10% to 0.60%	3.10% to 3.62%

LVIP Macquarie Diversified Income Fund—Standard Class Sub-Account
2024		3,482	$16.84 to $18.25	$17.07 to $18.59	$63,466	4.24%	0.10% to 0.60%	1.37% to 1.88%
2023		3,561	$15.94 to $17.19	$16.84 to $18.25	$63,503	4.08%	0.10% to 0.60%	5.60% to 6.13%
2022		3,647	$18.62 to $19.98	$15.94 to $17.19	$61,020	3.32%	0.10% to 0.60%	(14.37)% to (13.94)%
2021	(af)	3,675	$18.57 to $19.85	$18.62 to $19.98	$71,417	2.76%	0.10% to 0.60%	0.30% to 0.63%

TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-65

Notes to financial statements

TIAA-CREF Life Separate Account VA-1

						For the period ended December 31, 2024

Period		Accumulation units outstanding, end of period (000’s)	Accumulation unit value, beginning of period lowest to highest	Accumulation unit value, end of period lowest to highest	Net assets, end of period (000’s)	Ratio of investment income to average net assets(c)(f)	Ratio of expenses to average net assets lowest to highest(a)(c)(g)	Total return(b)(h)

Macquarie VIP International Core Equity Series—Standard Class Sub-Account
2024	(ah)	2,267	$17.63 to $19.13	$17.49 to $19.04	$42,079	1.83%	0.10% to 0.60%	(0.81)% to (0.47)%

Macquarie VIP Small Cap Value Series-Standard Class Sub-Account
2024		290	$94.47 to $102.37	$104.53 to $113.84	$32,188	1.35%	0.10% to 0.60%	10.65% to 11.21%
2023		325	$86.84 to $93.63	$94.47 to $102.37	$32,328	0.96%	0.10% to 0.60%	8.79% to 9.33%
2022		340	$99.37 to $106.61	$86.84 to $93.63	$30,836	0.83%	0.10% to 0.60%	(12.61)% to (12.18)%
2021		368	$74.37 to $79.39	$99.37 to $106.61	$37,969	0.85%	0.10% to 0.60%	33.61% to 34.28%
2020		414	$76.27 to $81.02	$74.37 to $79.39	$31,826	1.34%	0.10% to 0.60%	(2.49)% to (2.00)%

Matson Money Fixed Income VI Portfolio Sub-Account
2024		899	$25.07 to $26.34	$25.85 to $27.29	$24,033	3.45%	0.10% to 0.60%	3.12% to 3.64%
2023		1,014	$23.96 to $24.82	$25.07 to $26.34	$26,022	2.63%	0.09% to 0.60%	3.56% to 5.06%
2022		1,088	$25.93 to $26.76	$23.96 to $24.82	$26,593	1.15%	0.20% to 0.60%	(7.60)% to (7.23)%
2021		1,178	$26.44 to $27.17	$25.93 to $26.76	$31,137	0.31%	0.20% to 0.60%	(1.93)% to (1.54)%
2020		1,014	$25.76 to $26.30	$26.44 to $27.17	$27,235	0.66%	0.20% to 0.60%	0.50% to 2.97%

Matson Money International Equity VI Portfolio Sub-Account
2024		505	$33.05 to $34.72	$34.65 to $36.58	$18,081	2.89%	0.10% to 0.60%	4.83% to 5.36%
2023		565	$28.74 to $30.05	$33.05 to $34.72	$19,125	3.13%	0.10% to 0.60%	14.98% to 15.55%
2022		650	$32.38 to $33.68	$28.74 to $30.05	$19,083	2.18%	0.10% to 0.60%	(11.22)% to (4.02)%
2021		641	$28.49 to $29.49	$32.38 to $33.68	$21,163	3.07%	0.10% to 0.60%	13.62% to 14.19%
2020		647	$27.95 to $28.78	$28.49 to $29.49	$18,732	1.57%	0.25% to 0.60%	1.95% to 2.46%

Matson Money U.S. Equity VI Portfolio Sub-Account
2024		414	$51.88 to $54.50	$57.85 to $61.08	$24,769	0.80%	0.10% to 0.60%	11.51% to 12.08%
2023		500	$44.83 to $46.86	$51.88 to $54.50	$26,593	1.03%	0.10% to 0.60%	15.71% to 16.29%
2022		557	$49.99 to $51.99	$44.83 to $46.86	$25,534	0.77%	0.10% to 0.60%	(10.31)% to (9.86)%
2021		596	$38.31 to $39.24	$49.99 to $51.99	$30,374	0.94%	0.10% to 0.60%	7.47% to 30.93%
2020		655	$36.50 to $37.25	$38.31 to $39.24	$25,508	1.06%	0.25% to 0.60%	1.95% to 2.46%

MFS Global Equity Series—Initial Class Sub-Account
2024		98	$41.72 to $45.21	$43.79 to $47.69	$4,583	0.93%	0.10% to 0.60%	4.95% to 5.47%
2023		133	$36.76 to $39.64	$41.72 to $45.21	$5,914	0.79%	0.10% to 0.59%	13.50% to 14.07%
2022		133	$44.95 to $48.23	$36.76 to $39.64	$5,155	0.55%	0.10% to 0.60%	(18.22)% to (17.81)%
2021		134	$38.58 to $41.19	$44.95 to $48.23	$6,310	0.62%	0.10% to 0.60%	16.51% to 17.09%
2020		140	$34.26 to $36.39	$38.58 to $41.19	$5,621	1.19%	0.10% to 0.60%	12.61% to 13.17%

MFS Growth Series—Initial Class Sub-Account
2024		7	$130.45 to $132.56	$171.15 to $174.10	$1,258	0.00%	0.10% to 0.20%	31.20% to 31.33%
2023		8	$90.58 to $97.67	$130.45 to $132.56	$1,012	0.00%	0.10% to 0.20%	35.59% to 35.73%
2022		8	$133.30 to $143.01	$90.58 to $97.67	$754	0.00%	0.10% to 0.59%	(32.04)% to (31.70)%
2021		8	$108.55 to $115.88	$133.30 to $143.01	$1,186	0.00%	0.10% to 0.60%	22.79% to 23.41%
2020		10	$82.82 to $87.97	$108.55 to $115.88	$1,128	0.00%	0.10% to 0.58%	31.07% to 31.73%

MFS Massachusetts Investors Growth Stock Portfolio Sub-Account
2024		124	$53.93 to $58.44	$62.32 to $67.88	$8,275	0.33%	0.10% to 0.60%	15.57% to 16.15%
2023		166	$43.75 to $47.17	$53.93 to $58.44	$9,496	0.30%	0.10% to 0.60%	23.27% to 23.88%
2022		173	$54.51 to $58.48	$43.75 to $47.17	$7,954	0.11%	0.10% to 0.60%	(19.74)% to (19.34)%
2021		183	$43.53 to $46.47	$54.51 to $58.48	$10,389	0.23%	0.10% to 0.60%	25.22% to 25.85%
2020		204	$35.74 to $37.97	$43.53 to $46.47	$9,207	0.43%	0.10% to 0.60%	21.79% to 22.40%

MFS Utilities Series—Initial Class Sub-Account
2024		37	$80.29 to $87.01	$89.12 to $97.05	$3,477	2.24%	0.10% to 0.60%	10.99% to 11.55%
2023		40	$82.51 to $88.97	$80.29 to $87.01	$3,440	3.40%	0.10% to 0.60%	(2.69)% to (2.21)%
2022		50	$82.39 to $88.39	$82.51 to $88.97	$4,333	2.45%	0.10% to 0.60%	0.15% to 0.65%
2021		47	$72.65 to $77.55	$82.39 to $88.39	$4,062	1.72%	0.10% to 0.60%	13.41% to 13.98%
2020		44	$69.01 to $73.30	$72.65 to $77.55	$3,304	2.34%	0.10% to 0.60%	5.27% to 5.80%

B-66	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1

continued

					For the period ended December 31, 2024

Period	Accumulation units outstanding, end of period (000’s)	Accumulation unit value, beginning of period lowest to highest	Accumulation unit value, end of period lowest to highest	Net assets, end of period (000’s)	Ratio of investment income to average net assets(c)(f)	Ratio of expenses to average net assets lowest to highest(a)(c)(g)	Total return(b)(h)

Neuberger Berman Advisers Management Trust Mid Cap Intrinsic Value Portfolio—I Class Sub-Account
2024	1,010	$39.64 to $42.96	$42.88 to $46.70	$45,778	0.71%	0.10% to 0.60%	8.16% to 8.71%
2023	1,086	$35.93 to $38.74	$39.64 to $42.96	$45,059	1.05%	0.10% to 0.60%	10.34% to 10.89%
2022	1,119	$40.05 to $42.97	$35.93 to $38.74	$41,803	0.59%	0.10% to 0.60%	(10.29)% to (9.84)%
2021	1,228	$30.34 to $32.39	$40.05 to $42.97	$50,975	0.59%	0.10% to 0.60%	32.00% to 32.66%
2020	1,410	$31.34 to $33.29	$30.34 to $32.39	$44,093	1.28%	0.10% to 0.60%	(3.20)% to (2.72)%

Neuberger Berman Advisers Management Trust Sustainable Equity Portfolio—I Class Sub-Account
2024	35	$57.04 to $61.81	$71.35 to $77.71	$2,735	0.23%	0.10% to 0.60%	25.09% to 25.72%
2023	37	$45.22 to $48.76	$57.04 to $61.81	$2,257	0.34%	0.10% to 0.60%	4.39% to 26.77%
2022	40	$55.79 to $59.85	$45.22 to $48.76	$1,908	0.42%	0.10% to 0.60%	(18.94)% to (18.53)%
2021	46	$45.45 to $48.52	$55.79 to $59.85	$2,680	0.38%	0.10% to 0.60%	22.74% to 23.35%
2020	50	$38.24 to $40.62	$45.45 to $48.52	$2,365	0.60%	0.10% to 0.60%	18.85% to 19.44%

PIMCO VIT All Asset Portfolio—Institutional Class Sub-Account
2024	154	$22.93 to $24.84	$23.69 to $25.80	$3,933	6.54%	0.10% to 0.60%	3.32% to 3.85%
2023	154	$21.30 to $22.97	$22.93 to $24.84	$3,779	3.02%	0.10% to 0.60%	7.64% to 8.17%
2022	193	$24.26 to $26.02	$21.30 to $22.97	$4,367	7.71%	0.10% to 0.60%	(12.18)% to (11.75)%
2021	226	$20.96 to $22.38	$24.26 to $26.02	$5,757	10.93%	0.10% to 0.60%	15.72% to 16.30%
2020	282	$19.50 to $20.71	$20.96 to $22.38	$6,208	5.33%	0.10% to 0.60%	7.52% to 8.06%

PIMCO VIT Commodity Real Return Strategy Portfolio—Institutional Class Sub-Account
2024	111	$22.08 to $23.23	$22.90 to $24.21	$2,625	2.35%	0.10% to 0.60%	3.71% to 4.23%
2023	129	$24.07 to $25.20	$22.08 to $23.23	$2,926	15.72%	0.10% to 0.60%	(8.30)% to (7.84)%
2022	150	$22.26 to $23.19	$24.07 to $25.20	$3,707	22.74%	0.10% to 0.60%	8.14% to 8.68%
2021	141	$16.78 to $17.39	$22.26 to $23.19	$3,207	4.50%	0.10% to 0.60%	32.67% to 33.34%
2020	92	$16.63 to $17.15	$16.78 to $17.39	$1,579	6.13%	0.10% to 0.60%	0.89% to 1.40%

PIMCO VIT Emerging Markets Bond Portfolio—Institutional Class Sub-Account
2024	1,249	$30.95 to $32.56	$33.13 to $35.03	$42,715	6.57%	0.10% to 0.60%	7.04% to 7.58%
2023	1,302	$27.98 to $29.29	$30.95 to $32.56	$41,330	5.84%	0.10% to 0.60%	10.61% to 11.17%
2022	1,344	$33.34 to $34.73	$27.98 to $29.29	$38,446	4.97%	0.10% to 0.60%	(16.09)% to (15.67)%
2021	1,305	$34.38 to $35.63	$33.34 to $34.73	$44,396	4.63%	0.10% to 0.60%	(3.00)% to (2.51)%
2020	1,165	$32.36 to $33.37	$34.38 to $35.63	$40,719	4.73%	0.10% to 0.60%	6.23% to 6.76%

PIMCO VIT Global Bond Opportunities Portfolio (Unhedged)—Institutional Class Sub-Account
2024	314	$18.15 to $19.66	$17.97 to $19.58	$6,044	3.68%	0.10% to 0.60%	(0.95)% to (0.45)%
2023	306	$17.32 to $18.67	$18.15 to $19.66	$5,915	2.40%	0.10% to 0.59%	4.79% to 5.31%
2022	310	$19.55 to $20.97	$17.32 to $18.67	$5,679	1.64%	0.10% to 0.60%	(11.40)% to (10.96)%
2021	292	$20.49 to $21.87	$19.55 to $20.97	$6,029	5.16%	0.10% to 0.60%	(4.59)% to (4.11)%
2020	259	$18.69 to $19.85	$20.49 to $21.87	$5,552	2.58%	0.10% to 0.60%	9.62% to 10.17%

PIMCO VIT Real Return Portfolio—Institutional Class Sub-Account
2024	4,872	$19.27 to $20.89	$19.60 to $21.34	$100,867	2.76%	0.10% to 0.60%	1.67% to 2.18%
2023	5,006	$18.68 to $20.14	$19.27 to $20.89	$101,200	3.14%	0.10% to 0.60%	3.21% to 3.72%
2022	5,184	$21.29 to $22.85	$18.68 to $20.14	$100,994	7.14%	0.10% to 0.60%	(12.30)% to (11.86)%
2021	5,437	$20.26 to $21.63	$21.29 to $22.85	$120,386	5.14%	0.10% to 0.60%	5.11% to 5.64%
2020	5,162	$18.22 to $19.35	$20.26 to $21.63	$108,156	1.57%	0.10% to 0.60%	11.21% to 11.77%

PVC Equity Income Account—Class 1 Sub-Account
2024	1,424	$59.21 to $64.16	$67.97 to $74.03	$102,795	2.07%	0.10% to 0.60%	14.80% to 15.38%
2023	1,579	$53.56 to $57.75	$59.21 to $64.16	$98,402	2.10%	0.10% to 0.60%	10.55% to 11.10%
2022	1,663	$60.20 to $64.58	$53.56 to $57.75	$93,017	1.90%	0.10% to 0.60%	(11.03)% to (10.59)%
2021	1,784	$49.45 to $52.79	$60.20 to $64.58	$111,694	1.98%	0.10% to 0.60%	21.73% to 22.34%
2020	1,903	$46.74 to $49.65	$49.45 to $52.79	$97,393	2.02%	0.10% to 0.60%	5.80% to 6.33%

PVC MidCap Account—Class 1 Sub-Account
2024	90	$84.65 to $89.54	$101.35 to $107.59	$9,582	0.24%	0.10% to 0.45%	19.73% to 20.15%
2023	100	$65.93 to $71.09	$84.65 to $89.54	$8,894	0.00%	0.10% to 0.45%	25.52% to 25.96%
2022	103	$86.12 to $92.39	$65.93 to $71.09	$7,236	0.19%	0.10% to 0.60%	(23.44)% to (23.05)%
2021	105	$69.02 to $73.68	$86.12 to $92.39	$9,513	0.13%	0.10% to 0.60%	24.78% to 25.40%
2020	115	$58.68 to $62.32	$69.02 to $73.68	$8,282	0.72%	0.10% to 0.60%	17.63% to 18.22%

TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-67

Notes to financial statements

TIAA-CREF Life Separate Account VA-1

						For the period ended December 31, 2024

Period		Accumulation units outstanding, end of period (000’s)	Accumulation unit value, beginning of period lowest to highest	Accumulation unit value, end of period lowest to highest	Net assets, end of period (000’s)	Ratio of investment income to average net assets(c)(f)	Ratio of expenses to average net assets lowest to highest(a)(c)(g)	Total return(b)(h)

PSF Natural Resources Portfolio—Class II Sub-Account
2024		42	$60.81 to $65.89	$62.83 to $68.43	$2,809	0.00%	0.10% to 0.60%	3.33% to 3.85%
2023		48	$60.22 to $64.93	$60.81 to $65.89	$3,092	0.00%	0.10% to 0.60%	0.98% to 1.48%
2022		54	$49.84 to $53.48	$60.22 to $64.93	$3,422	0.00%	0.10% to 0.60%	20.82% to 21.42%
2021		41	$40.10 to $42.81	$49.84 to $53.48	$2,171	0.00%	0.10% to 0.60%	24.28% to 24.90%
2020		47	$36.08 to $38.33	$40.10 to $42.81	$1,993	0.00%	0.10% to 0.60%	11.15% to 11.71%

PSF PGIM Jennison Blend Portfolio—Class II Sub-Account
2024		352	$58.57 to $63.47	$73.24 to $79.77	$27,853	0.00%	0.10% to 0.60%	25.05% to 25.68%
2023	(ag)	412	57.32	$58.57 to $63.47	$25,502	0.00%	0.10% to 0.63%	2.96% to 3.38%

PSF PGIM Jennison Value Portfolio—Class II Sub-Account
2024		121	$64.93 to $70.36	$79.10 to $84.69	$10,168	0.00%	0.10% to 0.50%	19.88% to 20.36%
2023		126	$56.93 to $61.38	$64.93 to $70.36	$8,787	0.00%	0.10% to 0.60%	14.06% to 14.63%
2022		132	$62.42 to $66.97	$56.93 to $61.38	$8,021	0.00%	0.10% to 0.60%	(8.80)% to (8.35)%
2021		143	$49.34 to $52.67	$62.42 to $66.97	$9,493	0.00%	0.10% to 0.60%	26.52% to 27.16%
2020		155	$48.12 to $51.11	$49.34 to $52.67	$8,058	0.00%	0.10% to 0.60%	2.53% to 3.05%

Royce Capital Fund Micro-Cap Portfolio—Investment Class Sub-Account
2024		17	$31.06 to $33.66	$35.10 to $38.22	$649	0.00%	0.10% to 0.60%	12.99% to 13.56%
2023		26	$26.31 to $28.37	$31.06 to $33.66	$873	0.00%	0.10% to 0.60%	7.23% to 18.66%
2022		27	$34.12 to $36.61	$26.31 to $28.37	$764	0.00%	0.10% to 0.60%	(22.90)% to (22.51)%
2021		41	$26.41 to $28.19	$34.12 to $36.61	$1,467	0.00%	0.10% to 0.60%	29.20% to 29.85%
2020		24	$21.46 to $22.80	$26.41 to $28.19	$662	0.00%	0.10% to 0.60%	7.83% to 23.67%

Royce Capital Fund Small-Cap Portfolio—Investment Class Sub-Account
2024		281	$28.48 to $30.86	$29.28 to $31.88	$8,873	1.18%	0.10% to 0.60%	2.78% to 3.30%
2023		303	$22.75 to $24.53	$28.48 to $30.86	$9,243	0.90%	0.10% to 0.60%	25.17% to 25.80%
2022		317	$25.21 to $27.05	$22.75 to $24.53	$7,676	0.39%	0.10% to 0.60%	(9.74)% to (9.29)%
2021		352	$19.69 to $21.02	$25.21 to $27.05	$9,375	1.43%	0.10% to 0.60%	28.05% to 28.69%
2020		346	$21.33 to $22.66	$19.69 to $21.02	$7,122	1.09%	0.10% to 0.60%	(7.71)% to (7.24)%

T. Rowe Price® Health Sciences Portfolio I Sub-Account
2024		118	$52.96 to $55.42	$53.52 to $56.28	$6,497	0.00%	0.10% to 0.60%	1.04% to 1.55%
2023		127	$51.75 to $53.88	$52.96 to $55.42	$6,907	0.00%	0.10% to 0.60%	2.35% to 2.86%
2022		138	$59.48 to $61.62	$51.75 to $53.88	$7,314	0.00%	0.10% to 0.60%	(13.00)% to (12.56)%
2021		136	$52.91 to $54.53	$59.48 to $61.62	$8,262	0.00%	0.10% to 0.60%	12.43% to 12.99%
2020		143	$41.06 to $42.11	$52.91 to $54.53	$7,677	0.00%	0.10% to 0.60%	28.84% to 29.49%

T. Rowe Price® Limited-Term Bond Portfolio Sub-Account
2024		1,803	$27.15 to $28.80	$28.33 to $30.20	$53,245	4.20%	0.10% to 0.60%	4.33% to 4.86%
2023		1,862	$26.03 to $27.47	$27.15 to $28.80	$52,327	3.30%	0.10% to 0.60%	4.31% to 4.84%
2022		2,027	$27.42 to $28.80	$26.03 to $27.47	$54,185	1.94%	0.10% to 0.60%	(5.09)% to (4.61)%
2021		2,071	$27.55 to $28.79	$27.42 to $28.80	$58,155	1.33%	0.10% to 0.60%	(0.47)% to 0.03%
2020		1,877	$26.47 to $27.53	$27.55 to $28.79	$52,806	1.97%	0.10% to 0.60%	4.08% to 4.61%

Templeton Developing Markets VIP Fund—Class 1 Sub-Account
2024		1,489	$17.40 to $18.85	$18.67 to $20.34	$29,508	4.04%	0.10% to 0.60%	7.33% to 7.87%
2023		1,431	$15.52 to $16.73	$17.40 to $18.85	$26,147	2.29%	0.10% to 0.60%	12.10% to 12.66%
2022		1,352	$19.94 to $21.39	$15.52 to $16.73	$21,887	2.94%	0.10% to 0.60%	(22.17)% to (21.78)%
2021		1,107	$21.23 to $22.66	$19.94 to $21.39	$22,946	1.05%	0.10% to 0.60%	(6.07)% to (5.60)%
2020		931	$18.19 to $19.32	$21.23 to $22.66	$20,469	4.39%	0.10% to 0.60%	16.69% to 17.27%

Vanguard VIF Balanced Portfolio Sub-Account
2024		134	$34.41 to $35.05	$39.27 to $40.20	$5,340	1.93%	0.10% to 0.60%	14.11% to 14.69%
2023		123	$30.28 to $30.69	$34.41 to $35.05	$4,284	2.02%	0.10% to 0.60%	13.64% to 14.21%
2022		140	$35.55 to $35.85	$30.28 to $30.69	$4,283	2.02%	0.10% to 0.60%	(14.81)% to (14.39)%
2021		134	$25.95 to $27.58	$35.55 to $35.85	$4,802	0.71%	0.10% to 0.60%	2.83% to 19.06%
2020	(y)	25	$25.95 to $27.58	$30.07 to $30.15	$742	0%	0.11% to 0.51%	9.44% to 15.20%

B-68	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1

continued

						For the period ended December 31, 2024

Period		Accumulation units outstanding, end of period (000’s)	Accumulation unit value, beginning of period lowest to highest	Accumulation unit value, end of period lowest to highest	Net assets, end of period (000’s)	Ratio of investment income to average net assets(c)(f)	Ratio of expenses to average net assets lowest to highest(a)(c)(g)	Total return(b)(h)

Vanguard VIF Capital Growth Portfolio Sub-Account
2024		291	$67.57 to $70.69	$76.17 to $80.09	$23,057	1.09%	0.10% to 0.60%	12.73% to 13.30%
2023		298	$53.11 to $55.29	$67.57 to $70.69	$20,815	1.03%	0.10% to 0.60%	27.22% to 27.85%
2022		300	$63.22 to $65.49	$53.11 to $55.29	$16,395	0.89%	0.10% to 0.60%	(15.99)% to (15.57)%
2021		309	$52.33 to $53.93	$63.22 to $65.49	$19,993	0.88%	0.10% to 0.60%	20.81% to 21.42%
2020		272	$44.81 to $45.96	$52.33 to $53.93	$14,529	1.49%	0.10% to 0.60%	16.77% to 17.36%

Vanguard VIF Conservative Allocation Portfolio Sub-Account
2024		112	$28.83 to $29.36	$30.80 to $31.53	$3,496	2.59%	0.10% to 0.60%	6.84% to 7.38%
2023		99	$25.78 to $26.12	$28.83 to $29.36	$2,894	1.97%	0.10% to 0.61%	6.85% to 12.40%
2022		91	$30.47 to $30.73	$25.78 to $26.12	$2,357	3.46%	0.10% to 0.60%	(15.40)% to (14.98)%
2021		109	$28.92 to $29.02	$30.47 to $30.73	$3,341	0.62%	0.10% to 0.56%	4.34% to 5.88%
2020	(z)	29	$24.93 to $27.33	$28.92 to $29.02	$843	0.00%	0.10% to 0.51%	6.07% to 15.62%

Vanguard VIF Equity Index Portfolio Sub-Account
2024		2,737	$65.94 to $68.99	$81.83 to $86.04	$233,020	1.25%	0.10% to 0.60%	24.09% to 24.72%
2023		2,645	$52.60 to $54.76	$65.94 to $68.99	$179,989	1.38%	0.10% to 0.60%	25.36% to 25.99%
2022		2,601	$64.71 to $67.04	$52.60 to $54.76	$140,644	1.35%	0.10% to 0.60%	(18.72)% to (18.31)%
2021		2,714	$50.64 to $52.20	$64.71 to $67.04	$179,891	1.22%	0.10% to 0.60%	27.78% to 28.42%
2020		2,602	$43.10 to $44.21	$50.64 to $52.20	$134,497	1.65%	0.10% to 0.60%	17.49% to 18.08%

Vanguard VIF Global Bond Index Portfolio Sub-Account
2024		169	$22.86 to $23.19	$23.20 to $23.64	$3,971	2.78%	0.10% to 0.50%	1.52% to 1.93%
2023		130	$21.57 to $21.80	$22.86 to $23.19	$3,008	1.77%	0.10% to 0.50%	3.77% to 6.41%
2022		86	$24.95 to $25.12	$21.57 to $21.80	$1,863	2.63%	0.10% to 0.50%	(13.56)% to (13.21)%
2021		75	$25.54 to $25.61	$24.95 to $25.12	$1,884	1.34%	0.10% to 0.50%	(2.33)% to (1.94)%
2020	(aa)	48	$24.87 to $25.43	$25.54 to $25.61	$1,238	0.00%	0.11% to 0.50%	0.50% to 2.73%

Vanguard VIF High Yield Bond Portfolio Sub-Account
2024		1,548	$35.30 to $36.93	$37.35 to $39.27	$59,398	5.58%	0.10% to 0.60%	5.81% to 6.34%
2023		1,570	$31.80 to $33.10	$35.30 to $36.93	$56,735	4.87%	0.10% to 0.60%	11.00% to 11.55%
2022		1,565	$35.29 to $36.56	$31.80 to $33.10	$50,758	5.06%	0.10% to 0.60%	(9.90)% to (9.45)%
2021		1,610	$34.25 to $35.30	$35.29 to $36.56	$57,834	4.03%	0.10% to 0.60%	3.06% to 3.57%
2020		1,447	$32.60 to $33.44	$34.25 to $35.30	$50,273	5.59%	0.10% to 0.60%	5.04% to 5.57%

Vanguard VIF International Portfolio Sub-Account
2024		116	$33.45 to $34.07	$36.24 to $37.10	$4,280	1.21%	0.10% to 0.60%	8.36% to 8.90%
2023		122	$29.35 to $29.74	$33.45 to $34.07	$4,135	1.66%	0.10% to 0.60%	13.97% to 14.54%
2022		154	$42.25 to $42.61	$29.35 to $29.74	$4,555	1.24%	0.10% to 0.60%	(30.54)% to (30.19)%
2021		111	$43.17 to $43.32	$42.25 to $42.61	$4,703	0.27%	0.10% to 0.60%	(2.13)% to (1.64)%
2020	(ab)	48	$27.47 to $36.04	$43.17 to $43.32	$2,059	0%	0.10% to 0.61%	19.95% to 56.75%

Vanguard VIF Mid-Cap Index Portfolio Sub-Account
2024		1,617	$52.39 to $54.81	$59.92 to $63.01	$99,656	1.40%	0.10% to 0.60%	14.38% to 14.96%
2023		1,762	$45.50 to $47.37	$52.39 to $54.81	$94,585	1.41%	0.10% to 0.60%	15.14% to 15.71%
2022		1,785	$56.38 to $58.41	$45.50 to $47.37	$82,945	1.12%	0.10% to 0.60%	(19.31)% to (18.90)%
2021		1,787	$45.61 to $47.01	$56.38 to $58.41	$102,675	1.07%	0.10% to 0.60%	23.61% to 24.23%
2020		1,782	$38.86 to $39.86	$45.61 to $47.01	$82,556	1.46%	0.10% to 0.60%	17.37% to 17.95%

Vanguard VIF Moderate Allocation Portfolio Sub-Account
2024		157	$32.25 to $32.73	$35.37 to $36.04	$5,613	2.35%	0.20% to 0.60%	9.66% to 10.10%
2023		155	$28.08 to $28.46	$32.25 to $32.73	$5,044	2.11%	0.20% to 0.60%	10.80% to 15.26%
2022		154	$33.60 to $33.88	$28.08 to $28.46	$4,356	2.58%	0.10% to 0.60%	(16.43)% to (16.01)%
2021		104	$30.71 to $30.81	$33.60 to $33.88	$3,510	1.21%	0.10% to 0.60%	9.42% to 9.96%
2020	(ac)	48	$25.04 to $30.25	$30.71 to $30.81	$1,469	0.00%	0.10% to 0.62%	1.58% to 22.65%

Vanguard VIF Real Estate Index Portfolio Sub-Account
2024		743	$37.40 to $39.13	$38.94 to $40.95	$29,760	3.48%	0.10% to 0.60%	4.11% to 4.64%
2023		945	$33.69 to $35.07	$37.40 to $39.13	$36,263	2.43%	0.10% to 0.60%	11.03% to 11.59%
2022		940	$45.98 to $47.63	$33.69 to $35.07	$32,400	1.90%	0.10% to 0.60%	(26.74)% to (26.37)%
2021		965	$32.99 to $34.00	$45.98 to $47.63	$45,268	1.79%	0.10% to 0.60%	39.37% to 40.07%
2020		847	$34.88 to $35.77	$32.99 to $34.00	$28,404	2.49%	0.10% to 0.60%	(5.42)% to (4.95)%

TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-69

Notes to financial statements

TIAA-CREF Life Separate Account VA-1

						For the period ended December 31, 2024

Period		Accumulation units outstanding, end of period (000’s)	Accumulation unit value, beginning of period lowest to highest	Accumulation unit value, end of period lowest to highest	Net assets, end of period (000’s)	Ratio of investment income to average net assets(c)(f)	Ratio of expenses to average net assets lowest to highest(a)(c)(g)	Total return(b)(h)

Vanguard VIF Small Company Growth Portfolio Sub-Account
2024		414	$50.96 to $53.32	$56.42 to $59.32	$24,078	0.56%	0.10% to 0.60%	10.71% to 11.27%
2023		418	$42.85 to $44.61	$50.96 to $53.32	$21,900	0.39%	0.10% to 0.60%	18.93% to 19.53%
2022		395	$57.74 to $59.82	$42.85 to $44.61	$17,314	0.25%	0.10% to 0.60%	(25.80)% to (25.43)%
2021		383	$50.86 to $52.42	$57.74 to $59.82	$22,560	0.36%	0.10% to 0.60%	13.53% to 14.10%
2020		475	$41.54 to $42.60	$50.86 to $52.42	$24,568	0.65%	0.10% to 0.60%	22.45% to 23.06%

Vanguard VIF Total Bond Market Index Portfolio Sub-Account
2024		10,664	$26.45 to $27.67	$26.61 to $27.99	$291,791	2.75%	0.10% to 0.60%	0.63% to 1.14%
2023		10,218	$25.20 to $26.23	$26.45 to $27.67	$276,930	2.44%	0.10% to 0.60%	4.95% to 5.47%
2022		9,912	$29.21 to $30.26	$25.20 to $26.23	$255,016	2.04%	0.10% to 0.60%	(13.73)% to (13.30)%
2021		9,973	$29.90 to $30.82	$29.21 to $30.26	$296,786	1.94%	0.10% to 0.60%	(2.30)% to (1.82)%
2020		7,980	$27.96 to $28.67	$29.90 to $30.82	$242,375	2.36%	0.10% to 0.60%	6.94% to 7.47%

Vanguard VIF Total International Stock Market Index Portfolio Sub-Account
2024		511	$35.81 to $36.47	$37.39 to $38.27	$19,398	3.13%	0.10% to 0.60%	4.42% to 4.95%
2023		606	$31.18 to $31.59	$35.81 to $36.47	$21,960	2.86%	0.10% to 0.63%	14.85% to 15.43%
2022		625	$37.41 to $37.66	$31.18 to $31.59	$19,660	3.44%	0.10% to 0.70%	(16.43)% to 12.65%
2021		601	$34.64 to $34.73	$37.41 to $37.66	$22,548	0.66%	0.10% to 0.50%	7.99% to 8.42%
2020	(ad)	95	$24.95 to $29.59	$34.64 to $34.73	$3,295	0.00%	0.10% to 0.50%	16.98% to 34.81%

Vanguard VIF Total Stock Market Index Portfolio Sub-Account
2024		597	$43.22 to $44.02	$53.15 to $54.41	$32,229	1.26%	0.10% to 0.60%	22.97% to 23.59%
2023		665	$34.52 to $34.99	$43.22 to $44.02	$29,075	1.09%	0.10% to 0.60%	25.20% to 25.82%
2022		614	$43.19 to $43.56	$34.52 to $34.99	$21,372	1.26%	0.10% to 0.60%	(20.07)% to (19.67)%
2021		526	$34.59 to $34.70	$43.19 to $43.56	$22,822	0.67%	0.10% to 0.60%	11.74% to 25.51%
2020	(ae)	125	$25.21 to $28.95	$34.59 to $34.70	$4,317	0.00%	0.10% to 0.60%	20.76% to 38.95%

VY CBRE Global Real Estate Portfolio—Class I Sub-Account
2024		171	$49.21 to $52.69	$49.10 to $52.83	$8,922	3.20%	0.10% to 0.60%	(0.23)% to 0.28%
2023		158	$43.97 to $46.84	$49.21 to $52.69	$8,146	2.02%	0.10% to 0.60%	11.92% to 12.97%
2022		154	$58.93 to $62.47	$43.97 to $46.84	$7,065	3.27%	0.10% to 0.60%	(25.40)% to (25.02)%
2021		165	$44.09 to $46.51	$58.93 to $62.47	$10,047	2.89%	0.10% to 0.60%	33.66% to 34.33%
2020		177	$46.61 to $48.92	$44.09 to $46.51	$8,024	5.90%	0.10% to 0.60%	(5.40)% to (4.92)%

Wanger Acorn Sub-Account
2024		54	$108.19 to $117.24	$122.79 to $133.73	$7,057	0.00%	0.10% to 0.60%	13.49% to 14.06%
2023		53	$89.41 to $96.40	$108.19 to $117.24	$6,014	0.00%	0.10% to 0.60%	21.01% to 21.61%
2022		36	$135.18 to $145.03	$89.41 to $96.40	$3,369	0.00%	0.10% to 0.60%	(33.86)% to (33.53)%
2021		26	$124.88 to $133.31	$135.18 to $145.03	$3,723	0.83%	0.10% to 0.60%	8.25% to 8.79%
2020		27	$101.13 to $107.42	$124.88 to $133.31	$3,510	0.00%	0.10% to 0.60%	23.49% to 24.10%

Wanger International Sub-Account
2024		152	$72.91 to $79.01	$66.49 to $72.42	$10,921	1.38%	0.10% to 0.60%	(8.80)% to (8.34)%
2023		158	$62.71 to $67.62	$72.91 to $79.01	$12,273	0.32%	0.10% to 0.60%	16.26% to 17.43%
2022		166	$95.37 to $102.32	$62.71 to $67.62	$10,951	0.91%	0.10% to 0.60%	(34.24)% to (33.91)%
2021		158	$80.75 to $86.21	$95.37 to $102.32	$15,733	0.55%	0.10% to 0.60%	18.10% to 18.69%
2020		178	$71.04 to $75.45	$80.75 to $86.21	$14,878	2.03%	0.10% to 0.60%	13.68% to 14.25%

Western Asset Variable Global High Yield Bond Portfolio—Class I Sub-Account
2024		593	$18.72 to $20.28	$19.92 to $21.69	$12,706	6.38%	0.10% to 0.60%	6.42% to 6.95%
2023		647	$17.08 to $18.41	$18.72 to $20.28	$12,731	5.51%	0.10% to 0.60%	9.60% to 10.15%
2022		721	$19.91 to $21.36	$17.08 to $18.41	$12,838	6.63%	0.10% to 0.60%	(14.24)% to (13.81)%
2021		755	$19.77 to $21.11	$19.91 to $21.36	$15,644	4.49%	0.10% to 0.60%	0.72% to 1.22%
2020		724	$18.53 to $19.69	$19.77 to $21.11	$14,828	4.06%	0.10% to 0.60%	6.67% to 7.21%

(a)	Does not include expenses of underlying fund.
(b)

Not annualized for periods less than one year. Certain bands for some Sub-Accounts were activated in 2024. The commencement date of the activated bands varies across Sub-Accounts. The total return presented for the activated bands represents the return from commencement to December 31, 2024.

B-70	Statement of Additional Information ∎ TIAA-CREF Life Separate Account VA-1

concluded

(c)	Periods less than one year are annualized and are not necessarily indicative of a full year of operations.
(f)

These amounts represent the dividends, excluding distributions of capital gains, received by the Sub-Account from the underlying mutual fund, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contractowner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the Sub-Account is affected by the timing of the declaration of dividends by the underlying fund in which the Sub-Account invests.

(g)

These amounts represent the annualized expenses of the Sub-Account, consisting primarily of administration and mortality and expense charges, for each period indicated. These ratios include only these expenses that result in a direct reduction to unit values. Charges made directly to contractowner accounts through the redemption of units and expenses of the underlying fund have been excluded.

(h)

These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These total returns do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the Sub-Account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, with varying expense ratio amounts, some individual contractowners total returns may not be within the ranges presented.

(y)	Sub-account commenced operations on June 3, 2020.
(z)	Sub-account commenced operations on May 13, 2020.
(aa)	Sub-account commenced operations on May 12, 2020.
(ab)	Sub-account commenced operations on May 27, 2020.
(ac)	Sub-account commenced operations on May 14, 2020.
(ad)	Sub-account commenced operations on May 15, 2020.
(ae)	Sub-account commenced operations on May 12, 2020.
(af)	Sub-account commenced operations on April 30, 2021.
(ag)	Sub-account commenced operations on December 8, 2023.
(ah)	Sub-account commenced operations on April 26, 2024.

Note 6—Subsequent Events (Unaudited)

Additional subsequent events have been evaluated for disclosure through December 31, 2025.

On December 4, 2025, TIAA and its wholly owned subsidiary, TIAA-CREF Life, executed an Agreement and Plan of Merger. Effective at the close of business on December 31, 2025, following the receipt of all required regulatory approvals, TIAA-CREF Life merged with and into TIAA, with TIAA as the surviving entity.

Effective April 11, 2025, the PSF Natural Resources Portfolio merged into the PSF PGIM Jennison Blend Portfolio.

Effective May 1, 2025, the following Fund names have changed (with a corresponding change to the Sub-Account name):

Current Fund	New Fund

LVIP Macquarie Diversified Income Fund—Standard Class	LVIP Fidelity Institutional AM® Total Bond—Standard Class

Effective June 2, 2025, the following Fund names have changed (with a corresponding change to the Sub-Account name):

Current Fund	New Fund

Wanger International Wanger Acorn	Columbia Variable Portfolio—Acorn International Fund Columbia Variable Portfolio—Acorn Fund

Effective December 1, 2025, the following Fund names have changed (with a corresponding change to the Sub-Account name):

Current Fund	New Fund

Macquarie VIP International Core Equity Series–Standard Class Macquarie VIP Small Cap Value Series–Standard Class	Nomura VIP International Core Equity Series—Standard Class Nomura VIP Small Cap Value Series—Standard Class

TIAA-CREF Life Separate Account VA-1 ∎ Statement of Additional Information	B-71

Table of contents for audited statutory—basis financial statements

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA

December 31, 2024

B-1

Report of Independent Auditors

To the Board of Trustees of Teachers Insurance and Annuity Association of America

Opinions

We have audited the accompanying statutory-basis financial statements of Teachers Insurance and Annuity Association of America (the “Company”), which comprise the statutory-basis statements of admitted assets, liabilities and capital and contingency reserves as of December 31, 2024 and 2023, and the related statutory-basis statements of operations, of changes in capital and contingency reserves, and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “financial statements”).

Unmodified Opinion on Statutory Basis of Accounting

In our opinion, the accompanying financial statements present fairly, in all material respects, the admitted assets, liabilities and capital and contingency reserves of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in accordance with the accounting practices prescribed or permitted by the New York State Department of Financial Services described in Note 2.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles section of our report, the accompanying financial statements do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2024 and 2023, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2024.

Basis for Opinions

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the New York State Department of Financial Services, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Note 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017

T: (646) 471 3000, www.pwc.com/us

B-2

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the New York State Department of Financial Services. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with US GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ PricewaterhouseCoopers LLP

New York, New York

March 6, 2025

B-3

Statutory–basis statements of admitted assets, liabilities and capital and contingency reserves

Teachers Insurance and Annuity Association of America

	December 31,
	2024	2023
	(in millions, except share amounts)
ADMITTED ASSETS

Bonds	$199,933	$199,566

Preferred stocks	1,040	994

Common stocks	3,189	2,731

Mortgage loans	38,205	40,992

Real estate	3,518	3,832

Cash, cash equivalents and short-term investments	3,412	534

Contract loans	363	502

Derivatives	1,929	1,358

Securities lending collateral assets	1,373	652

Other invested assets	43,471	42,640

Total cash and invested assets	296,433	293,801

Investment income due and accrued	2,018	2,014

Net deferred federal income tax asset	1,786	1,728

Other assets	1,229	1,336

Separate account assets	48,505	47,625

TOTAL ADMITTED ASSETS	$349,971	$346,504

LIABILITIES, CAPITAL AND CONTINGENCY RESERVES

Liabilities

Reserves for life and health insurance, annuities and deposit-type contracts	$244,051	$240,022

Dividends due to policyholders	2,308	2,361

Interest maintenance reserve	1,521	1,993

Borrowed money	100	160

Asset valuation reserve	6,068	6,783

Derivatives	98	365

Payable for collateral for securities loaned	1,373	652

Other liabilities	5,943	5,195

Separate account liabilities	47,456	46,862

TOTAL LIABILITIES	308,918	304,393

Capital and Contingency Reserves

Capital stock and additional paid-in capital (2,500 shares of $1,000 par value common stock authorized, issued and outstanding and $550,000 paid-in capital)	3	3

Surplus notes	5,942	6,291

Contingency reserves:

For investment losses, annuity and insurance mortality, and other risks	35,108	35,817

TOTAL CAPITAL AND CONTINGENCY RESERVES	41,053	42,111

TOTAL LIABILITIES, CAPITAL AND CONTINGENCY RESERVES	$349,971	$346,504

B-4	See notes to statutory-basis financial statements

Statutory–basis statements of operations

Teachers Insurance and Annuity Association of America

	For the Years Ended December 31,
	2024	2023	2022

	(in millions)
REVENUES

Insurance and annuity premiums and other considerations	$19,670	$19,240	$16,636

Annuity dividend additions	2,723	3,065	2,099

Net investment income	13,535	13,322	13,004

Other revenue	332	358	369

TOTAL REVENUES	$36,260	$35,985	$32,108

BENEFITS AND EXPENSES

Policy and contract benefits	$25,617	$27,199	$21,990

Dividends to policyholders	4,661	5,100	4,141

Increase in policy and contract reserves	3,770	4,070	2,969

Net operating expenses	1,570	1,555	1,289

Net transfers to (from) separate accounts	(682)	(2,949)	(407)

TOTAL BENEFITS AND EXPENSES	$34,936	$34,975	$29,982

Income before federal income taxes and net realized capital gains (losses)	$1,324	$1,010	$2,126

Federal income tax expense (benefit)	(138)	(6)	(80)

Net realized capital gains (losses) less capital gains taxes, after transfers to the interest maintenance reserve	(2,678)	(1,690)	(2,614)

NET INCOME (LOSS)	$(1,216)	$(674)	$(408)

See notes to statutory-basis financial statements	B-5

Statutory–basis statements of changes in capital and

contingency reserves

Teachers Insurance and Annuity Association of America

	Capital Stock and Additional Paid-in Capital	Surplus Notes	Contingency Reserves	Total
	(in millions)

Balance, December 31, 2021	$3	$6,290	$36,680	$42,973

Net income (loss)	—	—	(408)	(408)

Change in net unrealized capital gains (losses) on investments, net of $67 in taxes	—	—	(612)	(612)

Change in asset valuation reserve	—	—	1,776	1,776

Change in net deferred income tax	—	—	271	271

Change in post-retirement benefit liability	—	—	10	10

Change in non-admitted assets:

Deferred federal income tax asset	—	—	(857)	(857)

Other assets	—	—	(432)	(432)

Change in surplus notes	—	1	—	1

Balance, December 31, 2022	$3	$6,291	$36,428	$42,722

Net income (loss)	—	—	(674)	(674)

Change in net unrealized capital gains (losses) on investments, net of $(55) in taxes	—	—	167	167

Change in asset valuation reserve	—	—	(214)	(214)

Change in net deferred income tax	—	—	609	609

Change in post-retirement benefit liability	—	—	(4)	(4)

Change in non-admitted assets:

Deferred federal income tax asset	—	—	(125)	(125)

Other assets	—	—	(346)	(346)

Surplus (contributed to) withdrawn from Separate Accounts	—	—	(618)	(618)

Change in surplus of separate accounts	—	—	594	594

Balance, December 31, 2023	$3	$6,291	$35,817	$42,111

Net income (loss)	—	—	(1,216)	(1,216)

Change in net unrealized capital gains (losses) on investments, net of $(19) in taxes	—	—	71	71

Change in asset valuation reserve	—	—	715	715

Change in net deferred income tax	—	—	386	386

Change in post-retirement benefit liability	—	—	(6)	(6)

Change in non-admitted assets:

Deferred federal income tax asset	—	—	(309)	(309)

Other assets	—	—	(316)	(316)

Surplus (contributed to) withdrawn from Separate Accounts	—	—	(294)	(294)

Change in surplus of separate accounts	—	—	260	260

Change in surplus notes	—	(349)	—	(349)

Balance, December 31, 2024	$3	$5,942	$35,108	$41,053

B-6	See notes to statutory-basis financial statements

Statutory–basis statements of cash flows

Teachers Insurance and Annuity Association of America

	For the Years Ended December 31,
	2024	2023	2022
	(in millions)
CASH FROM OPERATIONS

Insurance and annuity premiums and other considerations	$19,676	$19,240	$16,640

Net investment income	13,041	12,661	12,333

Miscellaneous income	309	317	338

Total receipts	33,026	32,218	29,311

Policy and contract benefits	25,235	26,814	21,864

Operating expenses	1,590	1,455	1,265

Dividends paid to policyholders	1,990	1,943	1,779

Federal income taxes paid (received)	(45)	(51)	(134)

Net transfers to (from) separate accounts	(375)	(2,345)	(394)

Total disbursements	28,395	27,816	24,380

Net cash from operations	4,631	4,402	4,931

CASH FROM INVESTMENTS

Proceeds from investments sold, matured, or repaid:

Bonds	19,383	23,909	29,726

Stocks	2,543	7,482	9,245

Mortgage loans and real estate	4,012	2,630	2,824

Other invested assets	3,885	2,950	4,378

Miscellaneous proceeds	997	1,331	2,766

Cost of investments acquired:

Bonds	20,092	21,111	35,065

Stocks	2,984	3,329	9,738

Mortgage loans and real estate	2,193	6,049	4,365

Other invested assets	5,484	10,056	6,657

Miscellaneous applications	1,330	1,051	879

Net cash used in investments	(1,263)	(3,294)	(7,765)

CASH FROM FINANCING AND OTHER

Surplus notes	(350)	—	—

Borrowed money	(60)	60	25

Net deposits on deposit-type contracts funds	(123)	(53)	4,829

Other cash provided (applied)	43	(1,785)	(1,444)

Net cash from financing and other	(490)	(1,778)	3,410

NET CHANGE IN CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS	2,878	(670)	576

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS, BEGINNING OF YEAR	534	1,204	628

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS, END OF YEAR	$3,412	$534	$1,204

See notes to statutory-basis financial statements	B-7

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

Note 1 – Organization

Teachers Insurance and Annuity Association of America (“TIAA” or the “Company”) was established in 1918 as a stock life insurance company under the insurance laws of the State of New York. All of the outstanding common stock of TIAA is held by the TIAA Board of Governors (“Board of Governors”), a not-for-profit corporation incorporated in the State of New York originally created for the purpose of holding the stock of TIAA.

The Company’s primary purpose is to aid and strengthen non-profit educational and research organizations, governmental entities and other non-profit institutions by providing retirement and insurance benefits for their employees and their families and by counseling such organizations and their employees on benefit plans and other measures of economic security. In addition, TIAA may otherwise engage in any business permitted under the New York Insurance Law for a domestic life stock insurance company, provided that such business supports this purpose, including without limitation by (i) enhancing the creditworthiness, financial strength and reputation of TIAA, (ii) providing all of the holders and beneficiaries of TIAA’s contracts and policies with benefits of scale, increased diversity in offered products and newly innovated products and (iii) providing for additional infrastructure and support to TIAA.

Note 2 – Significant Accounting Policies

Basis of Presentation:

The financial statements of TIAA are presented on the basis of statutory accounting principles prescribed or permitted by the New York State Department of Financial Services (“NYDFS” or the “Department”); a comprehensive basis of accounting that differs from accounting principles generally accepted in the United States (“GAAP”). The Department requires insurance companies domiciled in the State of New York to prepare their statutory-basis financial statements in accordance with the National Association of Insurance Commissioners’ (“NAIC”) Accounting Practices and Procedures Manual (“NAIC SAP”), subject to any deviation prescribed or permitted by the Department (“New York SAP”).

Under Regulation No. 172 (11 NYCRR 83), the Department did not adopt certain NAIC SAP guidance, specifically subparagraph 4.a. of SSAP No. 26R, Bonds, and the third sentence in footnote 1 of SSAP No. 97, Investments in Subsidiary, Controlled and Affiliated Entities, to treat certain exchange traded funds (“ETFs”) designated by the Securities Valuation Office (“SVO”), (“SVO-Identified ETFs”), as qualifying for bond accounting treatment. Rather, the Department requires these SVO-identified ETFs to be reflected as equities under SSAP No. 30R, “Unaffiliated Common Stock”. However, if the ETF meets certain criteria, the asset valuation reserve (“AVR”) and interest maintenance reserve (“IMR”) may be retained under SSAP No. 26R, and the ETF can be treated as a bond for the purpose of a domestic insurer’s risk based capital (“RBC”) report. The total balance of investment grade ETF holdings treated as equities as of December 31, 2024 and 2023, but treated as bonds for AVR, IMR and RBC, are $648 million and $103 million, respectively. This prescribed practice does not result in a difference to net income or capital and contingency reserves when compared to NAIC SAP.

The table below provides a reconciliation of the Company’s net income and capital and contingency reserves between NAIC SAP and the New York SAP Annual Statement filed with the Department.

			For the Years Ended December 31,
	NAIC SAP#	Financial Statement Line	2024	2023	2022

			(in millions)

Net income, New York SAP			$(1,216)	$(674)	$(408)

New York SAP Prescribed Practices that are an increase/(decrease) to NAIC SAP:

Additional reserves for term conversions	51R	Increase in policy and contract reserves	(2)	(2)	(1)

Net income (loss), NAIC SAP			$(1,218)	$(676)	$(409)

Capital and surplus, New York SAP			$41,053	$42,111	$42,722

New York SAP Prescribed Practices that are an increase/(decrease) to NAIC SAP:
Additional reserves for term conversions	51R	Reserves for life and health insurance, annuities and deposit-type contracts	12	14	16

Capital and surplus, NAIC SAP			$41,065	$42,125	$42,738

B-8

continued

The additional reserve for the term conversions results from the Department requiring in Regulation No. 147 (11 NYCRR 98), Valuation of Life Insurance Reserves, Section 98.4 for any policy which guarantees renewal, or conversion to another policy, without evidence of insurability, additional reserves shall be held to account for excess mortality due to anti-selection with appropriate margins to cover expenses and risk of moderately adverse deviations in experience.

The Company’s RBC as of December 31, 2024 and 2023 would not have triggered a regulatory event without the use of the New York SAP prescribed and permitted practices.

Accounting Principles Generally Accepted in the United States: The Financial Accounting Standards Board (“FASB”) dictates the accounting principles for financial statements that are prepared in conformity with GAAP with applicable authoritative accounting pronouncements. As a result, the Company cannot refer to financial statements prepared in accordance with NAIC SAP and New York SAP as having been prepared in accordance with GAAP.

The primary differences between GAAP and NAIC SAP can be summarized as follows:

Under GAAP:

•	Investments in bonds considered to be available-for-sale (“AFS”) are carried at fair value rather than at amortized cost under NAIC SAP;

•

For held-to-maturity and AFS investments, lifetime expected credit losses are immediately recognized through the allowance for credit losses, and is adjusted at each reporting period. Under NAIC SAP, an impairment for securities other than loan-backed and structured securities is recorded through earnings for the difference between amortized cost and fair value. For loan-backed and structured securities, non-interest related other-than-temporary impairment (“OTTI”) losses shall be recorded through the AVR, while interest related other-than-temporary impairment losses may be recorded through the IMR in certain circumstances;

•

Estimated expected credit losses related to mortgage loans are immediately recognized over the life of the financial instrument and is adjusted at each reporting period rather than as unrealized losses on impairments included in the AVR, which is a component of surplus under NAIC SAP;

•	If in the aggregate, the Company has a net negative cash balance, the negative cash is recorded as a liability rather than as a negative asset under NAIC SAP;

•

Changes in the value of certain other invested assets accounted for under the equity method of accounting are recorded through earnings rather than as unrealized gains (losses), which is a component of surplus under NAIC SAP;

•

Investments in wholly-owned subsidiaries, other entities under the control of the parent, and certain variable interest entities are consolidated in the parent’s financial statements rather than being carried at the parent’s share of the underlying GAAP equity or statutory surplus of a domestic insurance subsidiary under NAIC SAP;

•

Contracts that contain an embedded derivative are bifurcated from the host contract and accounted for separately under GAAP, whereas under NAIC SAP, the embedded derivative is not bifurcated between components and is accounted for as part of the host contract;

•	All derivative instruments are carried at fair value under GAAP, whereas under NAIC SAP, certain derivative instruments are carried at amortized cost;

•

Changes in the fair value of derivative instruments are generally reported through earnings unless they qualify and are designated for cash flow or net investment hedge accounting, whereas under NAIC SAP, changes in the fair value of derivative instruments not carried at amortized cost are recorded as unrealized capital gains or losses and reported as changes in surplus;

•	Certain assets designated as “non-admitted assets” and excluded from assets in the statutory balance sheet are included in the GAAP balance sheet;

•	Surplus notes are reported as a liability under GAAP rather than a component of capital and contingency reserves under NAIC SAP;

B-9

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

•	The AVR is not recognized under GAAP. The AVR is established under NAIC SAP with changes recorded as a direct charge to surplus;

•

The IMR is not recognized under GAAP. The realized gains and losses resulting from changes in interest rates are reported as a component of net income under GAAP rather than being deferred and subsequently amortized into income over the remaining expected life of the investment sold under NAIC SAP;

•	Dividends on participating policies are accrued when earned under GAAP rather than being recognized for the year when they are approved under NAIC SAP;

•

Policy acquisition costs, such as commissions, and other costs incurred in connection with acquiring new business, are deferred and amortized over the expected lives of the policies issued rather than being expensed when incurred under NAIC SAP;

•

Policy and contract reserves are based on management’s best estimates of expected mortality, morbidity, persistency and interest rather than being based on statutory mortality, morbidity and interest requirements under NAIC SAP;

•

Deferred income taxes, subject to valuation allowance, include federal and state income taxes and changes in the deferred tax are reflected in earnings. Under NAIC SAP, deferred taxes exclude state income taxes and are admitted to the extent they can be realized within three years subject to a 15% limitation of capital and surplus with changes in the net deferred tax reflected as a component of surplus;

•

Contracts that do not subject the Company to significant risks arising from policyholder mortality or morbidity are reported as a deposit liability. Under NAIC SAP, an annuity contract containing a life contingency is required to be classified as a life insurance contract, regardless of the significance of any mortality and morbidity risk, and amounts received and paid under these contracts are reported as revenue and benefits, respectively;

•

Assets and liabilities are reported gross of reinsurance under GAAP and net of reinsurance under NAIC SAP. Certain reinsurance transactions are accounted for as financing transactions under GAAP and as reinsurance under NAIC SAP. Transactions recorded as financing have no impact on premiums or losses incurred, while under NAIC SAP, premiums paid to the reinsurer are recorded as ceded premiums (a reduction in revenue) and expected reimbursement for losses from the reinsurer are recorded as a reduction in losses;

•

When reserves ceded to an unauthorized reinsurer exceed the assets or letters of credit supporting the reserves no liability is established under GAAP. Under NAIC SAP, a liability is established and changes to these amounts are credited or charged directly to unassigned surplus (deficit).

•

Revenue recognition for administrative service expense reimbursements are recognized as gross revenue and gross expense in the Statements of Operations when the Company is the principal in the transaction and where the Company controls the administrative services before transferring them to the customer. Under NAIC SAP, the administration expenses incurred are included in operating expenses and any offsetting reimbursements are netted against operating expenses.

The effects of these differences, while not determined, are presumed to be material.

Use of Estimates: The preparation of statutory-basis financial statements requires management to make estimates and assumptions that impact the reported amounts of assets and liabilities at the date of the financial statements. Management is also required to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

The most significant estimates include those used in the recognition of OTTIs, reserves for life and health insurance, annuities and deposit-type contracts and the valuation of deferred tax assets.

Reclassifications: Certain prior year amounts within these financial statement footnotes have been reclassified to conform to the current year presentation. No reclassifications were made to the Statements of Admitted Assets, Liabilities, and Capital and Contingency Reserves and the related Statements of Operations, Changes in Capital and Contingency Reserves, and Cash Flows.

B-10

continued

Accounting Policies:

The following is a summary of the significant accounting policies followed by the Company:

Bonds: Bonds are stated at amortized cost using the constant yield method. Bonds in or near default (rated NAIC 6) are stated at the lower of amortized cost or fair value. NAIC ratings are applied to bonds and other securities. Categories 1 and 2 are considered investment grade, while Categories 3 through 6 are considered below investment grade. The principal for Treasury Inflation Protected Securities (“TIPS”) bonds is adjusted based on inflation and is recorded as an unrealized gain or loss and amortized over the remaining life of the security. Bonds are recorded on a trade date basis, except for private placement bonds, which are recorded on the funding date. Bonds the Company intends to sell prior to maturity (“held for sale”) are stated at the lower of amortized cost or fair value.

Included within bonds are loan-backed and structured securities. Estimated future cash flows and expected prepayment speeds are used to determine the amortization of loan-backed and structured securities under the prospective method. Expected future cash flows and prepayment speeds are evaluated quarterly. Certain loan-backed and structured securities are reported at the lower of amortized cost or fair value as a result of the NAIC modeling process.

If it is determined that a decline in the fair value of a bond, excluding loan-backed and structured securities, is other-than-temporary, the cost basis of the bond is written down to fair value and the amount of the write down is accounted for as a realized loss. The new cost basis is not changed for subsequent recoveries in fair value. Future declines in fair value which are determined to be other-than-temporary are recorded as realized losses.

For loan-backed and structured securities which the Company has the intent and ability to hold for a period of time sufficient to recover the amortized cost basis, when an OTTI has occurred because the Company does not expect to recover the entire amortized cost basis of the security, the amount of the OTTI recognized as a realized loss is the difference between the security’s amortized cost basis and the present value of cash flows expected to be collected, discounted at the loan-backed or structured security’s effective interest rate.

For loan-backed and structured securities, when an OTTI has occurred because the Company intends to sell the security or does not have the intent and ability to retain the security for a period of time sufficient to recover the amortized cost basis, the amount of the OTTI realized is the difference between the security’s amortized cost basis and fair value at the balance sheet date.

In periods subsequent to the recognition of an OTTI loss for a loan-backed or structured security, the Company accounts for the other-than-temporarily impaired security as if the security had been purchased on the measurement date of the impairment. The difference between the new amortized cost basis and the cash flows expected to be collected is accreted as interest income in future periods based on prospective changes in cash flow estimates.

Preferred Stocks: Non-perpetual preferred stocks are stated at amortized cost unless they have an NAIC rating designation of 4, 5, or 6, which are stated at the lower of amortized cost or fair value. Perpetual and mandatory convertible preferred stocks are carried at fair value. The fair value of preferred stocks is determined using prices provided by independent pricing services or internally developed pricing models. When it is determined that a decline in fair value of an investment is other-than-temporary, the cost basis of the investment is reduced to its fair value and the amount of the reduction is accounted for as a realized loss.

Common Stocks: Unaffiliated common stocks are stated at fair value, which is based on quoted market prices, where available. Changes in fair value are recorded through surplus as an unrealized gain or loss. When it is determined that a decline in fair value of an investment is other-than-temporary, the cost basis of the investment is reduced to its fair value and the amount of the reduction is accounted for as a realized loss. Investment grade bond ETFs are accounted for as common stocks and are stated at fair value.

Investments in subsidiary, controlled and affiliated (“SCA”) entities are stated at the value of their underlying net assets as follows: (1) domestic insurance subsidiaries are stated at the value of their underlying statutory surplus, and (2) non-insurance subsidiaries are stated at the value of their underlying audited GAAP equity. Dividends and distributions from subsidiaries are recorded in investment income to the extent they are not in excess of the investee’s undistributed accumulated earnings, and changes in the equity of subsidiaries are recorded directly to surplus as unrealized gains or losses.

B-11

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

Mortgage Loans: Mortgage loans are stated at amortized cost, net of valuation allowances. Amortized cost consists of the unpaid principal balance of the loans, net of unamortized premiums, discounts, and certain mortgage origination fees. Mortgage loans held for sale are stated at the lower of amortized cost or fair value. Mortgage loans are evaluated for impairment when it is probable that the receipt of contractual payments of principal and interest may not occur when scheduled. If the impairment is considered to be temporary, a valuation allowance is established for the excess of the carrying value of the mortgage over its estimated fair value. Changes in valuation allowance for mortgage loans are included in net unrealized capital gains and losses on investments. When an event occurs resulting in an impairment that is other-than-temporary, a direct write-down is recorded as a realized loss and a new cost basis is established. The fair value of mortgage loans is generally determined using a discounted cash flow methodology based on coupon rates, maturity provisions and credit assumptions.

Real Estate: Real estate occupied by the Company and real estate held for the production of income is carried at depreciated cost, less encumbrances. Real estate held for sale is carried at the lower of depreciated cost or fair value, less encumbrances, and estimated costs to sell. The Company utilizes the straight-line method of depreciation on real estate and it is generally computed over a forty-year period. A real estate property may be considered impaired when events or circumstances indicate that the carrying value may not be recoverable. When the Company determines that an investment in real estate is impaired, a direct write-down is made to reduce the carrying value of the property to its estimated fair value based on an external appraisal, net of encumbrances, and a realized loss is recorded. The Company makes investments in commercial real estate directly, through SCA entities and through real estate limited partnerships which are included in “Other invested assets.” The Company monitors the effects of current and expected market conditions and other factors on its real estate investments to identify and quantify any impairment in value. The Company evaluates the recoverability of income producing directly held real estate investments based on undiscounted cash flows and then reviews the results of an independent third party appraisal to determine the fair value and if an impairment is required.

Other Invested Assets: Other invested assets primarily include investments in joint ventures, partnerships, and limited liability companies which are stated at cost, adjusted for the Company’s underlying equity percentage based on the respective entity’s most recent available audited US GAAP or International Financial Reporting Standards financial statements.

Dividends and distributions from subsidiaries are recorded in investment income to the extent they are not in excess of the investee’s undistributed accumulated earnings, and changes in the equity of subsidiaries are recorded directly to surplus as unrealized gains or losses.

Other invested assets include the Company’s investments in surplus notes, which are stated at amortized cost. All of the Company’s investments in surplus notes have a NAIC 1 rating designation.

The Company monitors the effects of current and expected market conditions and other factors on these investments to identify and quantify any impairment in value. The Company assesses the investments for potential impairment by performing analysis between the fair value and the cost basis of the investments. The Company evaluates recoverability of the Company’s direct investment to determine if an OTTI has occurred. When it is determined that a decline in fair value of an investment is other-than-temporary, the cost basis of the investment is reduced to its fair value, and the amount of the reduction is accounted for as a realized loss.

Cash and Cash Equivalents: Cash includes cash on deposit and cash equivalents. Cash equivalents are short-term, highly liquid investments with original maturities of three months or less at the date of purchase and are stated at amortized cost. If in the aggregate, the Company has a net negative cash balance, the negative cash is recorded as a negative asset.

Short-Term Investments: Short-term investments (investments with remaining maturities greater than three months and less than or equal to one year at the time of acquisition, excluding those investments classified as cash equivalents) that are not impaired are stated at amortized cost using the straight line interest method. Short-term investments that are impaired are stated at the lower of amortized cost or fair value.

Contract Loans: Contract loans are stated at outstanding principal balances. Interest income accrued on contract loans past due 90 days or more are included in the unpaid balance of the loan. The excess of unpaid contract loan balances over the cash surrender value, if any, is non-admitted and reflected as an adjustment to surplus. Interest income on such contract loans is recorded as earned using the contractually agreed upon interest rate.

B-12

continued

Derivative Instruments: The Company designates its derivative transactions as hedging or replication transactions. Derivatives that qualify and are designated for hedge accounting are reported as assets or liabilities on the balance sheet and accounted for in a manner consistent with the hedged item. Swap coupon cash flows and income accruals are reported as a component of net investment income. Upon termination, the gain or loss on these contracts is recognized in a manner consistent with the disposed hedged item.

Derivatives used in hedging relationships that do not qualify or are not designated for hedge accounting are carried at fair value. Changes in fair value are reported in surplus as net unrealized capital gains (losses). Swap coupon cash flows and income accruals are reported as a component of net investment income. Upon termination the gain or loss on these contracts is recognized as realized capital gains (losses) and is subject to IMR or AVR treatment.

Derivatives used in replication transactions are accounted for in a manner consistent with the cash instrument and the replicated asset. Accordingly, these derivatives are carried at amortized cost or fair value. Amortization of derivative premiums is reported as a component of net investment income. Swap coupon cash flows and income accruals are recorded as a component of net investment income. Upon termination, the gain or loss on these contracts is recognized as realized capital gains (losses) and is subject to IMR or AVR treatment.

The Company monitors the unrealized loss position for replication credit default swaps. If it is determined that a decline in fair value is other than temporary, the cost basis will be written down to fair value and the amount of the write down is accounted for as a realized loss.

The Company does not offset the carrying values recognized in the balance sheet for derivatives executed with the same counterparty under the same master netting agreement.

Investment Income Due and Accrued: Investment income due is investment income earned and legally due to be paid to the Company at the reporting date. Investment income accrued is investment income earned but not legally due to be paid to the Company until subsequent to the reporting date. The Company writes off amounts deemed uncollectible as a charge against investment income in the period such determination is made. Amounts deemed collectible, but over 90 days past due for any invested asset except mortgage loans in default are non-admitted. Amounts deemed collectible, but over 180 days past due for mortgage loans in default are non-admitted. The Company accrues interest income on impaired loans to the extent it is deemed collectible.

Separate Accounts: Separate accounts are established in conformity with insurance laws, are segregated from the Company’s general account and are maintained for the benefit of separate account contract holders. Separate accounts are accounted for at fair value, except the TIAA Stable Value separate account, which supports book value separate account agreements, in which case the assets are accounted for at amortized cost. Separate account liabilities reflect the contractual obligations of the insurer arising out of the provisions of the insurance contract.

Foreign Currency Transactions and Translation: Investments denominated in foreign currencies and foreign currency contracts are valued in U.S. dollars, based on exchange rates at the balance sheet date. Investment transactions in foreign currencies are recorded at the exchange rates prevailing on the respective transaction dates. All other asset and liability accounts denominated in foreign currencies are adjusted to reflect exchange rates at the balance sheet date. Realized and unrealized gains and losses due to foreign exchange transactions and translation adjustments are not separately reported but are collectively included in realized and unrealized capital gains and losses, respectively.

Non-Admitted Assets: For statutory accounting purposes, certain assets are designated as non-admitted assets. Changes in non-admitted assets are reported as a direct adjustment to surplus.

B-13

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

At December 31, the major categories of assets that are non-admitted are as follows (in millions):

	2024	2023	Change

Net deferred federal income tax asset	$3,214	$2,905	$309

Furniture and electronic data processing equipment	705	562	143

Invested assets	880	708	172

Prepaid expenses	195	198	(3)

Other	197	193	4

Total	$5,191	$4,566	$625

Electronic Data Processing Equipment, Computer Software, Furniture and Equipment and Leasehold Improvements: Electronic data processing (“EDP”) equipment, computer software and furniture and equipment which qualify for capitalization are depreciated over the lesser of useful life or 3 years. Office alterations and leasehold tenant improvements which qualify for capitalization are depreciated over the lesser of useful life or 5 years or the remaining life of the lease, respectively.

At December 31, the accumulated depreciation on EDP equipment, computer software, furniture and equipment and leasehold improvements is as follows (in millions):

	2024	2023
EDP equipment and computer software	$2,287	$2,171

Furniture and equipment and leasehold improvements	$204	$177

Repurchase Agreement: Repurchase agreements are agreements between a seller and a buyer, whereby the seller of securities sells and simultaneously agrees to repurchase the same or substantially the same securities from the buyer at a stated price on a specified date. Repurchase agreements are generally accounted for as secured borrowings. The assets transferred are not removed from the balance sheet; the cash collateral received is reported on the balance sheet with an offsetting liability reported in “Other liabilities.”

Securities Lending Program: The Company has a securities lending program whereby it may lend securities to qualified institutional borrowers to earn additional income. The Company receives collateral (in the form of cash) against the loaned securities and maintains collateral in an amount not less than 102% of the market value of loaned securities during the period of the loan. The cash collateral received is reported in “Securities lending collateral assets” with an offsetting collateral liability included in “Payable for collateral for securities loaned.” Securities lending income is recorded in the accompanying Statements of Operations in “Net investment income.”

Insurance and Annuity Premiums and Other Considerations: Life insurance premiums are recognized as revenue over the premium-paying period of the related policies. Annuity premiums and other considerations, including consideration on annuity product rollovers, are recognized as revenue when received. Deposits on deposit-type contracts are recorded directly as a liability when received. Expenses incurred when acquiring new business are charged to operations as incurred.

Reserves for Life and Health Insurance, Annuities and Deposit-type Contracts: Policy and contract reserves are determined in accordance with standard valuation methods approved by the Department and are computed in accordance with standard actuarial methodology. The reserves established utilize assumptions for interest, mortality and other risks insured. Such reserves are established to provide for adequate contractual benefits guaranteed under policy and contract provisions.

Liabilities for deposit-type contracts, which do not contain any life contingencies, are equal to deposits received and interest credited to the benefit of contract holders, less surrenders or withdrawals (that represent a return to the contract holders) plus additional reserves (if any) necessitated by actuarial guidelines and statutory regulations. Funding agreements used in an investment spread capacity are also included within deposit-type contracts.

Asset Valuation Reserve and Interest Maintenance Reserve: Mandatory reserves have been established for the General Account and separate account investments, where required. Such reserves consist of the AVR for potential credit-related losses on applicable general account and separate account invested assets. Changes to the AVR are reported as

B-14

continued

direct additions to or deductions from surplus. An IMR is established for interest-related realized capital gains (losses) resulting from changes in the general level of interest rates for the General Account, as well as any separate accounts, not carried at fair value. Transfers to the IMR are deducted from realized capital gains and losses and are net of related federal income tax. IMR amortization, as calculated under the grouped method, is included in net investment income. Net realized capital gains (losses) are presented net of federal income tax expense or benefit and IMR transfer. For bonds, excluding loan-back and structured securities, losses from other-than-temporary impairments are recorded entirely to either the AVR or the IMR in accordance with the nature of the impairment.

Net Realized Capital Gains (Losses): Realized capital gains (losses), net of taxes, exclude gains (losses) deferred into the IMR and gains (losses) of the separate accounts. Realized capital gains (losses), including OTTI, are recognized in net income and are determined using the specific identification method.

Dividends Due to Policyholders: Dividends on insurance policies and pension annuity non-participating contracts in the payout phase are declared by the TIAA Board of Trustees (the “Board”) and recorded in December of each year. Dividends on pension annuity non-participating contracts in the accumulation phase are declared by the Board in February of each year, and such dividends on the various existing vintages of pension annuity contracts in the accumulation phase are credited to policyholders during the ensuing twelve month period beginning March 1.

Federal Income Taxes: Current federal income taxes are charged or credited based upon amounts estimated to be payable or recoverable as a result of operations for the current year and any adjustments to such estimates from prior years. Deferred federal income tax assets (“DTAs”) and deferred federal income tax liabilities (“DTLs”) are recognized for expected future tax consequences of temporary differences between statutory and taxable income. Temporary differences are identified and measured using a balance sheet approach whereby statutory and tax balance sheets are compared. Changes in DTAs and DTLs are recognized as a separate component of surplus except for net deferred taxes related to the unrealized appreciation or depreciation on investments, which are included in the change in unrealized capital gains (losses) on investments. Net DTAs are admitted to the extent permissible. Gross DTAs are reduced by a statutory valuation allowance if it is more likely than not that some portion or all of the gross DTA will not be realized. The Company is required to establish a tax loss contingency if it is more likely than not that a tax position will not be sustained. The amount of the contingency reserve is management’s best estimate of the amount of the original tax benefit that could be reversed upon audit, unless the best estimate is greater than 50% of the original tax benefit, in which case the reserve is equal to the entire tax benefit.

The Company files a consolidated federal income tax return with its includable insurance and non-insurance subsidiaries. The consolidating companies participate in tax allocation agreements. The tax allocation agreements provide that each member of the group is allocated its share of the consolidated tax provision or benefit, determined generally on a separate company basis, but may, where applicable, recognize the tax benefits of net operating losses or capital losses utilizable by the consolidated group. Intercompany tax balances are settled quarterly on an estimated basis with a final settlement occurring within 30 days of the filing of the consolidated return. The tax allocation agreements are not applied to subsidiaries that are disregarded under federal tax law.

Statements of Cash Flows: Noncash activities are excluded from the Statutory - Basis Statements of Cash Flows. These noncash activities for the years ended December 31 include the following (in millions):

	2024	2023	2022

Exchange/transfer/conversion/distribution of invested assets	$6,009	$4,071	$3,678

Annuity dividend additions	$2,723	$3,065	$2,099

Capitalized interest	$390	$335	$302

Interest credited on deposit-type contracts	$393	$259	$113

Application of New Accounting Pronouncements:

Recently Issued Accounting Guidance:

In March 2024, the NAIC adopted revisions to SSAP 21R, Other Admitted Assets, to prescribe the accounting guidance (measurement method) for all residual interests regardless of legal form. Upon adoption, residual interests will be reported initially at cost. Subsequent to initial acquisition, residuals will be reported either 1) at the lower of amortized cost or fair

B-15

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

value under the Allowable Earned Yield method, or 2) using the calculated practical expedient method. The Allowable Earned Yield method is based on a discounted cash flow methodology and allows for cash receipts to be recorded as investment income up to the calculated allowable yield, with the excess cash flow applied to the amortized cost balance. The practical expedient is a cost recovery method, resulting in no interest income recognition until the residual interest has a carrying value of zero. This guidance is effective January 1, 2025. The Company is still evaluating the impact of adoption; however, it is not currently expected to have a material impact on the financial statements.

In September 2024, the NAIC adopted revisions to SSAP 26, Bonds. The revisions permit debt securities issued by non-registered funds to qualify as issuer credit obligations (“ICO”) if the funds are functioning as operating entities and are not issuing securities for the primary purpose of raising debt capital. Companies are required to assess the purpose of a fund borrower/issuer in applying this guidance and distinguish whether a fund represents an operating entity or a securitization vehicle. The revisions are effective on January 1, 2025. The Company is still evaluating the impact of adoption; however, it is not currently expected to have a material impact on the financial statements.

Recently Adopted Accounting Pronouncements:

In February 2024, the NAIC adopted revisions to SSAP 21R, Other Admitted Assets, to expand Schedule BA disclosures made with respect to collateral loans. Upon adoption, collateral loans shall be reported on Schedule BA based on the type of qualifying investment that secures the loan. Additionally, the total amount of collateral loans and the collateral loans admitted and non-admitted will be disclosed by qualifying investment type in a note. The revised disclosures were effective for year-end 2024 and did not have an impact on the Company’s financial statements.

In March 2024, the NAIC adopted revisions to the Annual Statement Instructions. These revisions clarify that realized and unrealized changes in perpetual preferred stock and mandatory convertible preferred stock shall be subject to the AVR (instead of IMR). These revisions were effective for year-end 2024 and did not have an impact on the Company’s financial statements.

Note 3 – Long-Term Bonds, Preferred Stocks, and Unaffiliated Common Stocks

The book/adjusted carrying value, estimated fair value, excess of fair value over book/adjusted carrying value and excess of book/adjusted carrying value over fair value of long-term bonds at December 31, is shown below (in millions):

	2024

		Excess of

	Book/ Adjusted Carrying Value	Fair Value Over Book/Adjusted Carrying Value	Book/Adjusted Carrying Value Over Fair Value	Estimated Fair Value
Bonds:

U.S. governments	$18,574	$40	$(2,690)	$15,924

All other governments	3,445	53	(325)	3,173

States, territories and possessions	584	5	(18)	571

Political subdivisions of states, territories, and possessions	849	1	(119)	731

Special revenue and special assessment, non-guaranteed agencies and government	20,078	126	(2,304)	17,900

Credit tenant loans	111	—	(7)	104

Industrial and miscellaneous	145,468	1,104	(14,805)	131,767

Hybrids	512	27	(22)	517

Parent, subsidiaries and affiliates	155	—	(11)	144

Bank loans	10,157	91	(235)	10,013

Total	$199,933	$1,447	$(20,536)	$180,844

B-16

continued

	2023

		Excess of

	Book/ Adjusted Carrying Value	Fair Value Over Book/Adjusted Carrying Value	Book/Adjusted Carrying Value Over Fair Value	Estimated Fair Value
Bonds:

U.S. governments	$16,753	$78	$(1,906)	$14,925

All other governments	3,955	77	(275)	3,757

States, territories and possessions	674	13	(9)	678

Political subdivisions of states, territories, and possessions	1,014	4	(103)	915

Special revenue and special assessment, non-guaranteed agencies and government	19,489	166	(1,890)	17,765

Credit tenant loans	476	—	(12)	464

Industrial and miscellaneous	145,013	1,399	(13,704)	132,708

Hybrids	490	29	(33)	486

Parent, subsidiaries and affiliates	155	—	(15)	140

Bank loans	11,547	60	(286)	11,321

Total	$199,566	$1,826	$(18,233)	$183,159

Impairment Review Process: All securities are subjected to the Company’s process for identifying OTTI. The Company writes down securities it deems to have an OTTI in value during the period the securities are deemed to be impaired, based on management’s case-by-case evaluation of the decline in value and prospects for recovery. Management considers a wide range of factors in the impairment evaluation process, including, but not limited to, the following: (a) the length of time the fair value has been below amortized cost; (b) the financial condition and near-term prospects of the issuer; (c) whether the debtor is current on contractually obligated interest and principal payments; (d) the intent and ability of the Company to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value or repayment; (e) information obtained from regulators and ratings agencies; (f) the potential for impairments in an entire industry sector or sub-sector; (g) the potential for impairments in certain economically-depressed geographic locations and (h) the potential for impairment based on an estimated discounted cash flow analysis for structured and loan-backed securities. Where decline in value is considered to be other-than-temporary, the Company recognizes a realized loss and adjusts the cost basis of the security accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

Unrealized Losses on Bonds, Preferred Stocks and Unaffiliated Common Stocks: The gross unrealized losses and estimated fair values for securities by the length of time that individual securities are in a continuous unrealized loss position are shown in the table below (in millions):

	Less than twelve months			Twelve months or more

	Amortized Cost	Gross Unrealized Loss	Estimated Fair Value	Amortized Cost	Gross Unrealized Loss	Estimated Fair Value

December 31, 2024

Loan-backed and structured bonds	$5,353	$(139)	$5,214	$37,672	$(4,229)	$33,443

All other bonds	24,331	(732)	23,599	97,649	(15,137)	82,512

Total bonds	29,684	(871)	28,813	135,321	(19,366)	115,955

Unaffiliated common stocks	310	(9)	301	851	(50)	801

Preferred stocks	—	—	—	152	(40)	112

Total bonds and stocks	$29,994	$(880)	$29,114	$136,324	$(19,456)	$116,868

B-17

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

	Less than twelve months			Twelve months or more

	Amortized Cost	Gross Unrealized Loss	Estimated Fair Value	Amortized Cost	Gross Unrealized Loss	Estimated Fair Value

December 31, 2023

Loan-backed and structured bonds	$1,941	$(90)	$1,851	$42,117	$(4,247)	$37,870

All other bonds	3,834	(93)	3,741	112,641	(13,529)	99,112

Total bonds	5,775	(183)	5,592	154,758	(17,776)	136,982

Unaffiliated common stocks	5	(1)	4	780	(80)	700

Preferred stocks	—	—	—	152	(27)	125

Total bonds and stocks	$5,780	$(184)	$5,596	$155,690	$(17,883)	$137,807

Estimated fair values for bonds are subject to market fluctuations, including changes in interest rates. Generally, if interest rates increase, the value of bonds will decrease, and conversely a decline in general interest rates will tend to increase the value of bonds. As of December 31, 2024, 94% of unrealized losses were from investment grade bonds. Based upon the Company’s current evaluation of these securities in accordance with its impairment policy, the Company has concluded that these securities are not other-than-temporarily impaired. Additionally, the Company currently intends and has the ability to hold the securities with unrealized losses for a period of time sufficient for them to recover.

Scheduled Maturities of Bonds: The carrying value and estimated fair value of bonds, categorized by contractual maturity, are shown below. Bonds not due at a single maturity date have been included in the following table based on the year of final maturity. Actual maturities may differ from contractual maturities because borrowers may prepay obligations with or without call or prepayment penalties. Mortgage-backed, asset-backed, and bond exchange traded fund securities are shown separately in the table below, as they are not due at a single maturity date (in millions):

	December 31, 2024		December 31, 2023

	Book/ Adjusted Carrying Value	Estimated Fair Value	Book/ Adjusted Carrying Value	Estimated Fair Value

Due in one year or less	$6,234	$6,189	$4,847	$4,786

Due after one year through five years	32,935	32,223	35,702	34,796

Due after five years through ten years	36,850	34,844	35,678	33,628

Due after ten years	86,543	72,704	85,448	74,945

Subtotal	162,562	145,960	161,675	148,155

Residential mortgage-backed securities	11,601	10,618	11,458	10,614

Commercial mortgage-backed securities	7,177	6,676	8,174	7,383

Asset-backed securities	18,593	17,590	18,259	17,007

Subtotal	37,371	34,884	37,891	35,004

Total	$199,933	$180,844	$199,566	$183,159

B-18

continued

Bond Diversification: The following table presents the diversification of the carrying values of long-term bond investments at December 31. Loan-backed and structured securities issued by the U.S. government are included in residential mortgage-backed securities and asset-backed securities. The other category is primarily comprised of Bank loan investments.

	2024	2023

Other	12.3%	14.0%

Revenue and special obligations	12.2%	10.8%

Public utilities	10.7%	10.3%

Services	10.3%	10.4%

Finance and financial services	10.0%	9.8%

Asset-backed securities	9.3%	9.1%

Manufacturing	8.4%	8.8%

U.S. governments	6.9%	5.9%

Residential mortgage-backed securities	5.8%	5.7%

Real estate investment trusts	4.4%	4.4%

Commercial mortgage-backed securities	3.6%	4.1%

Oil and gas	2.5%	2.7%

Communications	1.9%	2.0%

All other governments	1.7%	2.0%

Total	100.0%	100.0%

The following table presents the carrying value of the long-term bond portfolio by investment grade as of December 31, (in millions):

	2024		2023

NAIC 1 and 2	$178,383	89.2%	$177,708	89.0%

NAIC 3 through 6	21,550	10.8	21,858	11.0

Total	$199,933	100.0%	$199,566	100.0%

Loan-backed and Structured Securities: The near-term prepayment assumptions for loan-backed and structured securities are based on historical averages drawing from performance experience for a particular transaction and may vary by security type. The long-term assumptions are adjusted based on expected performance.

For the years ended December 31, 2024 and 2023, the Company recognized OTTI on loan-backed and structured securities of $115 million and $20 million, respectively.

Other Disclosures: The following table represents the carrying amount of bonds and stocks denominated in a foreign currency as of December 31, (in millions):

	2024	2023

Carrying amount of bonds and stocks denominated in foreign currency	$6,646	$5,810

Carrying amount of bonds and stocks denominated in foreign currency which are collateralized by real estate	$1,097	$1,044

B-19

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

5GI Securities: The SVO assigns a NAIC 5GI designation to certain obligations when an insurer certifies the following: documentation necessary to permit a full credit analysis of a security does not exist, the issuer or obligor is current on all contracted interest and principal payments and the insurer has an actual expectation of ultimate payment of all contracted interest and principal. These NAIC 5GI designations are deemed to possess the credit characteristics of securities assigned an NAIC 5 designation. The following table represents the NAIC 5GI investments held as of December 31, (in millions):

	Number of 5GI Securities		Aggregate Book Adjusted/ Carrying Value		Aggregate Fair Value

Investment	2024	2023	2024	2023	2024	2023

Bonds - amortized cost	20	61	$464	$1,058	$472	$1,058

Loan backed & structured securities - amortized cost	3	2	30	64	30	65

Preferred stock - amortized cost	—	2	—	5	—	9

Preferred stock - fair value	9	9	202	190	202	190

Total	32	74	$696	$1,317	$704	$1,322

Note 4 – Mortgage Loans

The Company originates mortgage loans that are principally collateralized by commercial real estate. The composition of the mortgage loan portfolio as of December 31, is as follows (in millions):

Loan Type	2024	2023

Commercial loans	$33,005	$34,948

Mezzanine loans	1,506	2,031

Residential loans	3,694	4,013

Total	$38,205	$40,992

The maximum and minimum lending rates for mortgage loans originated or purchased during 2024 and 2023 are as follows:

	2024		2023
Loan Type	Maximum	Minimum	Maximum	Minimum

Commercial loans	12.00%	3.95%	9.99%	3.17%

Mezzanine loans	12.58%	12.58%	17.50%	17.50%

Residential loans	N/A	N/A	8.50%	—%

The maximum percentage of any one loan to the value (“LTV”) of the property at the time of the loan, exclusive of insured, guaranteed or purchase money mortgages, originated or purchased during 2024 and 2023 are as follows:

	Maximum LTV
Loan Type	2024	2023

Commercial loans	113.6%	111.8%

Mezzanine loans	52.1%	69.3%

Residential loans	N/A	231.5%

There were no residential mortgage loans originated or purchased during 2024.

Impairment Review Process: The Company monitors the effects of current and expected market conditions and other factors on the collectability of mortgage loans to identify and quantify any impairment in value. Impairments are classified as either temporary, for which a recovery is anticipated, or other-than-temporary. Mortgage loans held to maturity with other-than-temporarily impaired values at December 31, 2024 and 2023 have been written down to net realizable values based upon independent appraisals of the collateral. For impaired mortgage loans where the impairments are deemed to be temporary, an allowance for credit losses is established.

B-20

continued

The following table provides the recorded investment on impaired loans with or without an allowance for credit losses and impaired loans subject to a participant or co-lender mortgage loan agreement for which the Company is restricted from unilaterally foreclosing on the mortgage loan as of December 31, (in millions):

	Mortgage Loans
	2024	2023	2022

With allowance for credit losses - Commercial	$677	$941	$245

With allowance for credit losses - Residential	—	—	—

No allowance for credit losses - Commercial	490	619	—

No allowance for credit losses - Residential	—	—	—

Total	$1,167	$1,560	$245

Subject to a participant or co-lender mortgage loan agreement for which the Company is restricted from unilaterally foreclosing on the mortgage loan	$124	$221	$—

The following table provides information for investment in impaired loans as of December 31, (in millions):

	Commercial
	2024	2023	2022

Average recorded investment	$1,167	$1,560	$245

Interest income recognized	$48	$71	$11

Recorded investments on nonaccrual status	$1,095	$360	$—

Amount of interest income recognized using a cash-basis method of accounting	$—	$—	$—

Credit Quality

For commercial and mezzanine mortgage loans, the primary credit quality indicators are the loan-to-value ratio, debt service coverage ratio and delinquency. LTV ratios compare the unpaid principal balance of the loan to the estimated fair value of the underlying collateral. Generally, the higher the loan-to-value ratio, the higher the risk of experiencing a credit loss. Debt service coverage compares a property’s net operating income to amounts needed to service the principal and interest due under the loan. Generally, the lower the debt service coverage ratio, the higher the risk of experiencing a credit loss. The debt service coverage ratio and the loan-to-value ratio, as well as the values utilized in calculating these ratios, are updated quarterly, with a portion of the loan portfolio updated annually. Delinquency is defined as a mortgage loan which is past due. Commercial mortgage loans more than 30 days past due are considered delinquent.

For residential mortgage loans, the Company’s primary credit quality indicator is performance versus non-performance. The Company generally defines nonperforming residential mortgage loans as those that are 90 or more days past due and/or on non-accrual status. Generally, nonperforming residential loans have a higher risk of experiencing a credit loss.

The credit quality of the recorded investment, which represents carrying value plus accrued interest, in commercial and mezzanine mortgage loans at December 31, are as follows (in millions):

	Recorded Investment - Commercial and Mezzanine
	Loan-to-value Ratios
2024	> 70%	< 70%	Total	% of Total

Debt service coverage ratios:

Greater than 1.20x	$10,139	$18,131	$28,270	81.4%

Less than 1.20x	3,885	2,066	5,951	17.1%

Construction	—	531	531	1.5%

Total	$14,024	$20,728	$34,752	100.0%

B-21

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

	Recorded Investment - Commercial and Mezzanine
	Loan-to-value Ratios
2023	> 70%	< 70%	Total	% of Total

Debt service coverage ratios:

Greater than 1.20x	$9,872	$21,763	$31,635	84.9%

Less than 1.20x	3,437	1,595	5,032	13.5%

Construction	—	614	614	1.6%

Total	$13,309	$23,972	$37,281	100.0%

The credit quality of the recorded investment, which represents carrying value plus accrued interest, in residential mortgage loans at December 31, are as follows (in millions):

	2024		2023
Residential	Recorded Investment	% of total	Recorded Investment	% of total

Credit quality indicators:

Performing	$3,704	99.7%	$4,018	99.8%

Nonperforming	10	0.3%	10	0.2%

Total	$3,714	100.0%	$4,028	100.0%

Mortgage Loan Age Analysis: The following table sets forth an age analysis of mortgage loans and identification of mortgage loans in which the Company is a participant or co-lender in a mortgage loan agreement as of December 31, (in millions):

	Residential		Commercial
2024	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded investment

Current	$—	$3,682	$—	$33,155	$1,447	$38,284

30-59 days past due	$—	$18	$—	$—	$—	$18

60-89 days past due	$—	$4	$—	$—	$—	$4

90-179 days past due	$—	$5	$—	$64	$—	$69

180+ days past due	$—	$4	$—	$—	$86	$90

Participant or co-lender in a mortgage loan agreement

Recorded investment	$—	$—	$—	$4,024	$1,533	$5,556

	Residential		Commercial
2023	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded investment

Current	$—	$3,973	$—	$34,782	$2,046	$40,801

30-59 days past due	$—	$29	$—	$93	$—	$122

60-89 days past due	$—	$17	$—	$—	$—	$17

90-179 days past due	$—	$2	$—	$—	$—	$2

180+ days past due	$—	$6	$—	$360	$—	$366

Participant or co-lender in a mortgage loan agreement

Recorded investment	$—	$—	$—	$4,749	$2,046	$6,795

B-22

continued

Mortgage Loan Diversification: The following tables set forth the mortgage loan portfolio by property type and geographic distribution as of December 31:

	2024	2023
Mortgage Loans by Property Type (Commercial & Residential):	% of Total	% of Total

Apartments	26.3%	24.3%

Office buildings	22.3	23.3

Industrial buildings	15.2	15.7

Shopping centers	14.6	15.6

Other - commercial	11.9	10.1

Residential	9.7	11.0

Total	100.0%	100.0%

	2024		2023
	% of Total		% of Total
Mortgage Loans by Geographic Distribution:	Commercial	Residential	Commercial	Residential

Pacific	21.0%	44.2%	21.4%	43.5%

South Atlantic	16.2	16.1	16.7	16.2

Middle Atlantic	17.8	8.5	16.9	8.7

South Central	9.9	10.6	10.5	10.7

North Central	9.0	5.3	8.8	5.4

New England	7.8	2.7	7.8	2.8

Mountain	2.2	12.6	2.1	12.7

Other	16.1	—	15.8	—

Total	100.0%	100.0%	100.0%	100.0%

Scheduled Mortgage Loan Maturities: At December 31, contractual maturities for mortgage loans are as follows (in millions):

	2024	2023
	Carrying Value	Carrying Value

Due in one year or less	$4,187	$3,393

Due after one year through five years	20,702	19,699

Due after five years through ten years	8,603	12,195

Due after ten years	4,713	5,705

Total	$38,205	$40,992

Actual maturities may differ from contractual maturities because borrowers may have the right to prepay mortgages, although prepayment premiums may be applicable.

With respect to impaired loans, the Company accrues interest income to the extent it is deemed collectible. Cash received on impaired mortgage loans that are performing according to their contractual terms is applied in accordance with those terms. For mortgage loans in the process of foreclosure, cash received is initially held in suspense and applied as a return of principal at the time that the foreclosure process is completed, or the mortgage is otherwise disposed.

There were no amounts due from related parties that are collateralized by real estate owned by the Company’s investment subsidiaries and affiliates for the years ended December 31, 2024 or 2023.

Note 5 – Real Estate

At December 31, 2024 and 2023, the Company’s directly owned real estate investments, were carried net of third party mortgage encumbrances. There were $439 million of third party mortgage encumbrances as of December 31, 2024, and $722 million for December 31, 2023.

B-23

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

The directly owned real estate portfolio is diversified by property type and geographic region based on carrying value at December 31, as follows:

	2024	2023
Directly Owned Real Estate by Property Type:	% of Total	% of Total

Industrial buildings	53.7%	45.2%

Office buildings	22.3	20.9

Apartments	15.8	25.2

Retail	4.5	5.4

Mixed-use projects	2.1	2.0

Income-producing land	1.3	—

Land under development	0.3	1.3

Total	100.0%	100.0%

	2024	2023
Directly Owned Real Estate by Geographic Region:	% of Total	% of Total

Pacific	31.1%	29.6%

South Atlantic	22.5	25.7

Mountain	16.6	14.5

South Central	10.7	13.1

Middle Atlantic	9.7	9.3

North Central	9.4	7.8

Total	100.0%	100.0%

Note 6 - Subsidiary, controlled and affiliated entities

The Company holds interests in SCA entities which are reported as “Common stock” or “Other invested assets”. The carrying value of investments in SCA entities at December 31, are shown below (in millions):

	2024	2023

Net carrying value of the SCA entities

Reported as common stock	$1,011	$1,015

Reported as other invested assets	27,749	28,409

Total net carrying value	$28,760	$29,424

On November 2, 2022, the Company entered into an agreement to sell a majority of its common stock ownership of TIAA FSB Holdings, Inc. (“FSB”) to various third-party investors. FSB was a federally chartered savings and loan holding company. Under the agreement, nearly all of FSB’s current assets and business lines were acquired by the new ownership, with the exception of TIAA Trust N.A. (“the Trust”). As a condition of the sale, the Company purchased $4.9 billion in residential mortgage loans from FSB during 2023, of which $3.8 billion were recorded within mortgage loans and $1.1 billion within other invested assets as these mortgages are held in a trust investment vehicle.

The Company recorded an impairment loss of $1.3 billion for the year ended December 31, 2022, attributable to the remeasurement of the Company’s investment in FSB from carrying value to fair value. The fair value of the Company’s investment in FSB was based on the agreed-upon sales price, adjusted to include the fair value of retained businesses discussed above. The impairment loss and a release of accumulated unrealized capital gains was offset by a reduction of the asset valuation reserve associated with the Company’s investment in FSB, which was recorded in the change in asset valuation reserve on the Statements of Changes in Capital and Contingency Reserves for the year ended December 31, 2022. The net reduction to capital and contingency reserves was $0.3 billion for the year ended December 31, 2022.

B-24

continued

On July 31, 2023, the Company finalized the sale of a majority of its common stock ownership of FSB to various third-party investors. After the sale, FSB was renamed Everbank Financial Corporation (“Everbank”). The final amount recognized for the sale in 2023 was materially consistent with the estimated impact reported as of December 31, 2022. The Company retained a non-controlling stake and an ongoing business relationship in Everbank. The Company’s non-controlling stake in Everbank consists of $0.6 billion of preferred stock and $0.2 billion of common stock as of December 31, 2023.

As of December 31, 2024 and 2023, no investment in a SCA entity exceeded 10% of the Company’s admitted assets, and the Company does not have any material investments in foreign insurance subsidiaries. The Company did not have any significant investments in non-insurance SCA entities reported as common stocks as of December 31, 2024 and 2023.

The Company holds an interest in TIAA-CREF Life Insurance Company (“TIAA Life”), an insurance SCA entity, for which the audited statutory equity reflects NYDFS departures from NAIC SAP as noted below.

The deferred premium asset limitation results from the NYDFS Circular Letter No. 11 (2010), which prescribed the calculation and clarified the accounting for deferred premium assets when reinsurance is involved.

The Department requires in Regulation No. 147 (11 NYCRR 98) Valuation of Life Insurance Reserves Section 98.4 for any policy which guarantees renewal, or conversion to another policy, without evidence of insurability, additional reserves shall be held that account for excess mortality due to anti-selection with appropriate margins to cover expenses and risk of moderately adverse deviations in experience.

The Department prescribed a floor under Regulation No. 213 (11 NYCRR 103), Principle-Based Reserving, effective December 31, 2020, that the reserve for variable annuities is the greater of those prescribed under the NAIC Valuation Manual (“VM”) in section VM-21 Requirements for Principle-Based Reserves for Variable Annuities (“VM-21”), and Regulation No. 213.

The following table provides the monetary effect on net income and surplus as a result of using NYDFS prescribed accounting practices that differed from NAIC SAP, the amount of the investment in the insurance SCA per audited statutory equity and amount of the investment if the insurance SCA had completed statutory financial statements in accordance with NAIC SAP (in millions):

	2024

	Monetary Effect on NAIC SAP		Amount of Investment

SCA Entity	Net Income Increase (Decrease)	Surplus Increase (Decrease)	Per Audited Statutory Equity	If the Insurance SCA Had Completed Statutory Financial Statements*
TIAA Life	$(1)	$5	$828	$833

* Per NAIC SAP (without permitted or prescribed practices)

	2023

	Monetary Effect on NAIC SAP		Amount of Investment

SCA Entity	Net Income Increase (Decrease)	Surplus Increase (Decrease)	Per Audited Statutory Equity	If the Insurance SCA Had Completed Statutory Financial Statements*
TIAA Life	$(1)	$6	$828	$834

* Per NAIC SAP (without permitted or prescribed practices)

During 2024 and 2023, had TIAA Life not departed from NAIC SAP, a regulatory event would not have been triggered due to risk based capital.

As of December 31, 2024 and 2023, the Company held $155 million in bonds of affiliates.

As of December 31, 2024 and 2023, the net amount due to SCA entities was $520 million and $196 million, respectively. The net amounts are generally settled on a daily or monthly basis. These balances are reported in “Other assets” and “Other liabilities.” The Company has a subsidiary deposit program which allows certain subsidiaries the ability to deposit excess cash with the Company and earn daily interest. The deposits from this program are included in the net amount due to SCA entities and were $646 million and $464 million as of December 31, 2024 and 2023, respectively.

B-25

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

The Company holds investments in downstream non-insurance holding companies, which are valued by the Company utilizing the look-through approach as defined in SSAP 97, Investments in Subsidiary, Controlled and Affiliated Entities. The financial statements for the downstream non-insurance holding companies are not audited and the Company has limited the value of its investment in these non-insurance holding companies by excluding immaterial assets that are not audited. All liabilities, commitments, contingencies, guarantees or obligations of these subsidiaries, which are required to be recorded as liabilities, commitments, contingencies, guarantees or obligations under applicable accounting guidance, are reflected in the Company’s determination of the carrying value of the investment in these subsidiaries, if not already recorded in the subsidiaries’ financial statements. The Company’s carrying value in these downstream non-insurance holding companies is $9,161 million and $8,887 million as of December 31, 2024 and 2023, respectively. Significant holdings as of December 31, are as follows (in millions):

	2024	2023
Subsidiary	Carrying Value	Carrying Value

TIAA Global Ag Holdco LLC	$ 1,030	$ 1,072

T-C Europe, LP	962	1,052

Demeter Agricultural Properties, LLC	437	—

Occator Agricultural Properties, LLC	425	451

TGA European RE Holdings I LLC	384	308

TGA APAC Fund Holdings, LLC	381	388

ND Properties LLC	377	449

TIAA Super Regional Mall Member Sub LLC	365	492

NGFF Holdco, LLC	302	306

NGTF Holdco LLC	292	200

TIAA Infrastructure Investments, LLC	242	271

730 Data Centers, LLC	226	106

T-C Lux Fund Holdings LLC	225	261

TGA Sparrow Investor LLC	201	180

TGA MKP Member LLC	200	202

TIAA GCREIT Holdings LLC	185	—

T-C MV Member LLC	185	189

T-C Waterford Blue Lagoon LLC	175	177

T-C MV Member II LLC	153	114

T-C UK RE Holdings III LLC	140	—

TIAA NBS LLC	136	120

730 Digital Infra LLC	130	—

TGA JL MCF II Investor Member LLC	130	131

TIAA-Stonepeak Investments II, LLC	128	147

TIAA GTR Holdco LLC	117	225

TGA Sparrow II Investor LLC	116	77

TGA SS Self Storage Portfolio Inv Mbr LLC	108	112

T-C SV Member LLC	105	80

TEFF Holdco LLC	98	104

730 Transmission, LLC	96	122

Other	1,110	1,551

Total	$ 9,161	$ 8,887

Note 7 - Other Invested Assets

As of December 31, 2024 and 2023, the components of the Company’s carrying value in “Other invested assets” are (in millions):

	2024	2023
Affiliated other invested assets	$27,749	$28,409

Unaffiliated other invested assets	15,207	13,845

Receivables for securities, derivative collateral and line of credit	515	386

Total other invested assets	$43,471	$42,640

B-26

continued

As of December 31, 2024 and 2023, affiliated other invested assets consist primarily of investments through downstream legal entities in the following (in millions):

	2024	2023
Real estate and mortgage loans	$10,592	$11,497

Operating subsidiaries and affiliates	6,257	6,377

Investment subsidiaries	4,274	4,094

Agriculture and timber	4,973	5,271

Energy and infrastructure	1,653	1,170

Total affiliated other invested assets	$27,749	$28,409

Of the $6,257 million and $6,377 million of operating subsidiaries and affiliates as of December 31, 2024 and 2023, $5,917 million and $5,985 million were attributed to Nuveen, LLC, TIAA’s largest subsidiary, respectively.

As of December 31, 2024 and 2023, unaffiliated other invested assets consist primarily of joint ventures.

The following table presents the OTTI recorded for the years ended December 31, (in millions) for “Other invested assets” for which the carrying value is not expected to be recovered:

	2024	2023	2022
Operating Subsidiaries	$1,150	$1,013	$842

All Other	219	166	197

Total	$1,369	$1,179	$1,039

The following table presents the carrying value for “Other invested assets” denominated in foreign currency for the years ended December 31, (in millions):

	2024	2023
Other invested assets denominated in foreign currency	$1,190	$1,178

Note 8 - Investments Commitments

The outstanding obligation for future investments at December 31, 2024, is shown below by asset category (in millions):

	2025	In later years	Total Commitments
Bonds	$975	$2,098	$3,073

Mortgage loans	639	—	639

Real estate	24	—	24

Other invested assets	2,763	7,804	10,567

Total	$4,401	$9,902	$14,303

The funding of bond commitments is contingent upon the continued favorable financial performance of the potential borrowers and the funding of real estate and commercial mortgage commitments is generally contingent upon the underlying properties meeting specified requirements, including construction, leasing and occupancy. The funding of residential mortgage loan commitments is contingent upon the loan meeting specified guidelines including property appraisal reviews and confirmation of borrower credit. For other invested assets, primarily fund investments, there are scheduled capital calls that extend into future years.

B-27

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

Note 9 – Investment Income and Capital Gains and Losses

Net Investment Income: The components of net investment income for the years ended December 31, are as follows (in millions):

	2024	2023	2022
Bonds	$9,500	$9,061	$8,649

Stocks	339	259	281

Mortgage loans	1,773	1,759	1,482

Real estate	499	492	409

Derivatives	297	299	270

Other invested assets	2,202	2,292	2,612

Cash, cash equivalents and short-term investments	82	75	9

Total gross investment income	14,692	14,237	13,712

Less investment expenses	(1,365)	(1,347)	(1,240)

Net investment income before amortization of IMR	13,327	12,890	12,472

Plus amortization of IMR	208	432	532

Net investment income	$13,535	$13,322	$13,004

The gross, nonadmitted and admitted amounts for interest income due and accrued for the years ended December 31, are as follows (in millions):

	2024	2023
Gross	$2,018	$2,014

Nonadmitted	—	—

Total admitted interest income due and accrued	$2,018	$2,014

The cumulative amounts of paid-in-kind (“PIK”) interest included in the current principal balance for the years ended December 31, are as follows (in millions):

	2024	2023

Cumulative amounts of PIK interest included in the current principal balance	$1,566	$1,495

Realized Capital Gains and Losses: The net realized capital gains (losses) on sales, redemptions and write-downs due to OTTI for the years ended December 31, are as follows (in millions):

	2024	2023	2022
Bonds	$(617)	$(444)	$(347)

Stocks	(33)	(718)	(1,336)

Mortgage loans	(722)	(402)	(5)

Real estate	98	60	(1)

Derivatives	(108)	(43)	459

Other invested assets	(1,583)	(1,248)	(1,219)

Cash, cash equivalents and short-term investments	23	86	(87)

Total before capital gains taxes and transfers to IMR	(2,942)	(2,709)	(2,536)

Transfers to IMR	264	1,019	(78)

Net realized capital losses less capital gains taxes, after transfers to IMR	$(2,678)	$(1,690)	$(2,614)

B-28

continued

Write-downs of investments resulting from OTTI, included in the preceding table, are as follows for the years ended December 31, (in millions):

	2024	2023	2022
Other-than-temporary impairments:

Bonds	$504	$211	$239

Stocks	45	57	1,403

Mortgage loans	702	364	—

Real estate	68	100	4

Other invested assets	1,369	1,179	1,039

Total	$2,688	$1,911	$2,685

Information related to the sales of long-term bonds are as follows for the years ended December 31, (in millions):

	2024	2023	2022
Proceeds from sales	$6,040	$13,322	$17,993

Gross gains on sales	$84	$196	$482

Gross losses on sales	$177	$357	$541

The Company performs periodic reviews of its portfolio to identify investments which may have deteriorated in credit quality to determine if any are candidates for sale in order to maintain a quality portfolio of investments. In accordance with the Company’s valuation and impairment process, the investments which are deemed held for sale will be monitored quarterly for further declines in fair value at which point an OTTI will be recorded until actual disposal of the investment.

Note 10 – Disclosures about Fair Value of Financial Instruments

Fair Value of Financial Instruments

Included in the Company’s financial statements are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or for certain bonds and preferred stocks when carried at the lower of cost or fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values of financial instruments are based on quoted market prices when available. When market prices are not available, fair values are primarily provided by a third party-pricing service for identical or comparable assets, or through the use of valuation methodologies using observable market inputs. These fair values are generally estimated using a discounted cash flow analysis, incorporating current market inputs for similar financial instruments with comparable terms and credit quality. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price in a hypothetical market. These valuation techniques involve management estimation and judgment for many factors including market bid/ask spreads, and such estimations may become significant with increasingly complex instruments or pricing models.

The Company’s financial assets and liabilities are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100R, Fair Value Measurements. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and Level 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date.

B-29

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

Level 2 – Other than quoted prices within Level 1 inputs are observable for the asset or liability, either directly or indirectly.

Level 2 inputs include:

•	Quoted prices for similar assets or liabilities in active markets,
•	Quoted prices for identical or similar assets or liabilities in markets that are not active,
•	Inputs other than quoted prices that are observable for the asset or liability,
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Inputs are unobservable inputs for the asset or liability supported by little or no market activity. Unobservable inputs reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. The Company’s data used to develop unobservable inputs is adjusted if information is reasonably available without undue cost and effort that indicates that market participants would use different assumptions.

Net Asset Value (“NAV”) practical expedient - TIAA has elected the NAV practical expedient for certain investments held by its separate account. These investments are excluded from the valuation hierarchy, as these investments are fair valued using their net asset value as a practical expedient since market quotations or values from independent pricing services are not readily available. The separate account assets that have elected the NAV practical expedient represent investments in limited partnerships and limited liability companies that invest in real estate properties. The fair value, determined by the NAV practical expedient, of these assets were $740 million and $792 million for the years ended December 31, 2024 and 2023, respectively, and total unfunded commitments were $232 million and $201 million for the years ended December 31, 2024 and 2023, respectively. For these investments, redemptions are prohibited prior to liquidation.

The following table provides information about the aggregate fair value of the Company’s financial instruments and their level within the fair value hierarchy as well as investments valued at their NAV, at December 31, 2024 (in millions):

	Aggregate Fair Value	Statement Value	Level 1	Level 2	Level 3	NAV
Assets:

Bonds	$180,844	$199,933	$—	$179,454	$1,390	$—

Common stock(1)	2,178	2,178	1,553	139	486	—

Preferred stock	1,014	1,040	48	905	61	—

Mortgage loans	34,053	38,205	—	—	34,053	—

Derivatives	930	1,929	—	54	876	—

Other invested assets(1)	224	211	—	224	—	—

Contract loans	363	363	—	—	363	—

Separate account assets	48,365	48,505	21,916	4,136	21,573	740

Cash, cash equivalents & short term investments	3,414	3,412	299	3,101	14	—

Total	$271,385	$295,776	$23,816	$188,013	$58,817	$740

	Aggregate Fair Value	Statement Value	Level 1	Level 2	Level 3		NAV
Liabilities:

Deposit-type contracts	$8,770	$8,770	$—	$—	$8,770		$—

FHLB debt	100	100	—	—	100		—

Separate account liabilities	47,456	47,456	—	—	47,456		—

Derivatives	(28)	98	—	47	(75)	*	—

Total	$56,298	$56,424	$—	$47	$56,251		$—

(1)	Excludes investments accounted for under the equity method.

*The negative amount in the liabilities table represents the positive market value of the Tranched Credit Default Index Replications that were traded at a discount.

B-30

continued

The following table provides information about the aggregate fair value of the Company’s financial instruments and their level within the fair value hierarchy as well as investments valued at their NAV at December 31, 2023 (in millions):

	Aggregate Fair Value	Statement Value	Level 1	Level 2	Level 3	NAV
Assets:

Bonds	$183,159	$199,566	$—	$181,158	$2,001	$—

Common stock(1)	1,717	1,717	1,000	212	505	—

Preferred stock	993	994	12	830	151	—

Mortgage loans	37,235	40,992	—	—	37,235	—

Derivatives	1,245	1,358	—	306	939	—

Other invested assets(1)	259	251	—	259	—	—

Contract loans	502	502	—	—	502	—

Separate account assets	47,464	47,625	19,427	2,955	24,290	792

Cash, cash equivalents & short term investments	534	534	137	377	20	—

Total	$273,108	$293,539	$20,576	$186,097	$65,643	$792

	Aggregate Fair Value	Statement Value	Level 1	Level 2	Level 3		NAV
Liabilities:

Deposit-type contracts	$8,499	$8,499	$—	$—	$8,499		$—

FHLB debt	160	160	—	—	160		—

Separate account liabilities	46,862	46,862	—	—	46,862		—

Derivatives	261	365	—	314	(53)	*	—

Total	$55,782	$55,886	$—	$314	$55,468		$—

(1)	Excludes investments accounted for under the equity method.

*The negative amount in the liabilities table represents the positive market value of the Tranched Credit Default Index Replications that were traded at a discount.

The estimated fair values of the financial instruments presented above are determined by the Company using market information available as of December 31, 2024 and 2023. Considerable judgment is required to interpret market data in developing the estimates of fair value for financial instruments for which there are no available market value quotations. The estimates presented are not necessarily indicative of the amounts the Company could realize in a market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Level 1 financial instruments

Unadjusted quoted prices for these securities are provided to the Company by independent pricing services. Common stock, preferred stock, and separate account assets in Level 1 primarily include mutual fund investments valued by the respective mutual fund companies, exchange listed equities, and public real estate investment trusts. Bond ETFs are classified as common stock and are valued using quoted market prices.

Cash included in Level 1 represents cash on hand.

Level 2 financial instruments

Bonds included in Level 2 are valued principally by third party pricing services using market observable inputs. Because most bonds do not trade daily, independent pricing services regularly derive fair values using recent trades of securities with similar features. When recent trades are not available, pricing models are used to estimate the fair values of securities by discounting future cash flows at estimated market interest rates. Typical inputs to models used by independent pricing services include but are not limited to benchmark yields, reported trades, broker-dealer quotes, issuer spreads, benchmark securities, bids, offers, reference data, and industry and economic events. Additionally, for loan-backed and structured securities, valuation is based primarily on market inputs including benchmark yields, expected prepayment speeds, loss severity, delinquency rates, weighted average coupon, weighted average maturity and issuance specific information.

B-31

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

Issuance specific information includes collateral type, payment terms of underlying assets, payment priority within the tranche, structure of the security, deal performance and vintage of loans.

Preferred stocks included in Level 2 include those which are traded in an inactive market for which prices for identical securities are not available. Valuations are based principally on observable inputs including quoted prices in markets that are not considered active.

Derivative assets and liabilities classified in Level 2 represent over-the-counter instruments that include, but are not limited to, fair value hedges using foreign currency swaps, foreign currency forwards, commodity forwards, interest rate swaps and credit default swaps. Fair values for these instruments are determined internally using market observable inputs that include, but are not limited to, forward currency rates, interest rates, credit default rates and published observable market indices.

Other invested assets in Level 2 include surplus notes that are valued by a third party pricing vendor using primarily observable market inputs. Observable inputs include benchmark yields, reported trades, market dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. Additionally, for residual tranches or interests, valuation may be based on market inputs including benchmark yields, expected prepayment speeds, loss severity, delinquency rates, weighted average coupon, weighted average maturity and issuance specific information. Issuance specific information includes collateral type, payment terms of underlying assets, payment priority within the tranche, structure of the security, deal performance and vintage of loans.

Separate account assets in Level 2 consist principally of short-term government agency notes and corporate bonds that are valued principally by third party pricing services using market observable inputs.

Cash equivalents, short term investments and common stock included in Level 2 are valued principally by third party services using market observable inputs.

Level 3 financial instruments

Valuation techniques for bonds and cash, cash equivalents, and short-term investments included in Level 3 are generally the same as those described in Level 2 except that the techniques utilize inputs that are not readily observable in the market, including illiquidity premiums and spread adjustments to reflect industry trends or specific credit-related issues. The Company assesses the significance of unobservable inputs for each security and classifies that security in Level 3 as a result of the significance of unobservable inputs.

Estimated fair value for privately traded common equity securities are principally determined using valuation and discounted cash flow models that require a substantial level of judgment. Included in Level 3 common stock is the Company’s holdings in the Federal Home Loan Bank of New York (“FHLBNY”) stock as described in Note 18 - FHLBNY Membership and Borrowings. As prescribed in the FHLBNY’s capital plan, the par value of the capital stock is $100 and all capital stock is issued, redeemed, repurchased, or transferred at par value. Since there is not an observable market for the FHLBNY’s stock, these securities have been classified as Level 3.

Preferred shares are valued using valuation and discounted cash flow models that require a substantial level of judgment.

Mortgage loans are valued using discounted cash flow models that utilize inputs which include loan and market interest rates, credit spreads, the nature and quality of underlying collateral and the remaining term of the loans.

Derivatives assets classified as Level 3 represent structured financial instruments that rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be corroborated by observable market data. Significant inputs that are unobservable generally include references to inputs outside the observable portion of credit curves or other relevant market measures. These unobservable inputs require significant management judgment or assumptions. Level 3 methodologies are validated through periodic comparison of the Company’s fair values to external broker-dealer values.

Contract loans are fully collateralized by the cash surrender value of underlying insurance policies and are valued based on the carrying value of the loan, which is determined to be its fair value, and are classified as Level 3.

Separate account assets classified as Level 3 primarily include directly owned real estate properties, real estate joint ventures and real estate limited partnerships. Directly owned real estate properties are valued on a quarterly basis based

B-32

continued

on independent third party appraisals. Real estate joint venture interests are valued based on the fair value of the underlying real estate, any related mortgage loans payable and other factors such as ownership percentage, ownership rights, buy/sell agreements, distribution provisions and capital call obligations. Real estate limited partnership interests are valued based on the most recent NAV of the partnership.

Separate account liabilities are accounted for at fair value, except the TIAA Stable Value separate account, which supports book value separate account agreements, in which case the assets are accounted for at amortized cost. Separate account liabilities reflect the contractual obligations of the insurer arising out of the provisions of the insurance contract.

FHLB debt provides additional liquidity to the Company to support general business operations. FHLB debt held by the Company is generally comprised of short term advances and is reflected as borrowed money within the Company’s financial statements. Borrowings outstanding at December 31, 2024 and 2023, had maturity dates less than three business days from the reporting date. Accordingly, the fair value of the debt is valued using the par value, which approximates fair value.

Deposit-type contracts include funding agreements used in an investment spread capacity. Fair value of funding agreements is determined by discounted cash flow analysis using funding agreement interest rates as of the reporting date. Other deposit-type contracts are valued based on the accumulated account value, which approximates fair value. All deposit-type contracts are classified as Level 3.

Assets and Liabilities Measured and Reported at Fair Value

The following table provides information about the aggregate fair value for financial instruments measured and reported at fair value and their level within the fair value hierarchy as well as investments valued at their NAV at December 31, (in millions):

	2024

	Level 1	Level 2	Level 3	NAV	Total
Assets at fair value:

Bonds

U.S. Government	$—	$1,157	$—	$—	$1,157

Industrial and miscellaneous	—	559	—	—	559

Total bonds	$—	$1,716	$—	$—	$1,716

Common stock

Industrial and miscellaneous	$1,553	$139	$486	$—	$2,178

Total common stocks	$1,553	$139	$486	$—	$2,178

Preferred stock	$47	$848	$61	$—	$956

Total preferred stocks	$47	$848	$61	$—	$956

Derivatives

Foreign exchange contracts	$—	$779	$—	$—	$779

Total derivatives	$—	$779	$—	$—	$779

Separate accounts assets	$21,891	$1,215	$21,573	$740	$45,419

Total assets at fair value	$23,491	$4,697	$22,120	$740	$51,048

Liabilities at fair value:

Derivatives

Interest rate contracts	$—	$5	$—	$—	$5

Foreign exchange contracts	—	34	—	—	34

Total liabilities at fair value	$—	$39	$—	$—	$39

B-33

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

	2023

	Level 1	Level 2	Level 3	NAV	Total
Assets at fair value:

Bonds

U.S. Government	$—	$1,227	$—	$—	$1,227

Industrial and miscellaneous	—	47	—	—	47

Total bonds	$—	$1,274	$—	$—	$1,274

Common stock

Industrial and miscellaneous	$999	$212	$505	$—	$1,716

Total common stocks	$999	$212	$505	$—	$1,716

Preferred stock	$12	$719	$74	$—	$805

Total preferred stocks	$12	$719	$74	$—	$805

Derivatives

Foreign exchange contracts	$—	$367	$—	$—	$367

Total derivatives	$—	$367	$—	$—	$367

Separate accounts assets	$19,402	$155	$24,290	$792	$44,639

Total assets at fair value	$20,413	$2,727	$24,869	$792	$48,801

Liabilities at fair value:

Derivatives

Interest rate contracts	$—	$4	$—	$—	$4

Foreign exchange contracts	—	256	—	—	256

Total liabilities at fair value	$—	$260	$—	$—	$260

Reconciliation of Level 3 assets and liabilities measured and reported at fair value:

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured and reported at fair value using Level 3 inputs at December 31, 2024 (in millions):

	Balance at 1/1/2024	Transfers into Level 3		Transfers out of Level 3	Total gains & (losses) included in Net Income	Total gains & (losses) included in Surplus	Purchases	Issuances	Sales	Settlements	Ending Balance at 12/31/2024
Bonds	$—	$—		$—	$(4)	$3	$—	$1	$—	$—	$—

Common stock	505	—		—	26	(25)	2,210	—	(2,230)	—	486

Preferred stock	74	9	a	—	(7)	(4)	—	—	(11)	—	61

Separate account assets	24,290	—		—	(356)	(1,394)	774	—	(1,679)	(62)	21,573

Total	$24,869	$9		$—	$(341)	$(1,420)	$2,984	$1	$(3,920)	$(62)	$22,120

(a)	The Company transferred Preferred stock into Level 3 that is measured and reported at fair value.

B-34

continued

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured and reported at fair value using Level 3 inputs at December 31, 2023 (in millions):

	Beginning balance at 1/1/2023	Transfers into Level 3		Transfers out of Level 3		Total gains (losses) included in Net Income	Total gains (losses) included in Surplus	Purchases	Issuances	Sales	Settlements	Ending Balance at 12/31/2023
Bonds	$—	$10	a	$(4)	b	$(12)	$(1)	$—	$7	$—	$—	$—

Common stock	511	—		—		—	(4)	2,618	—	(2,620)	—	505

Preferred stock	66	—		—		2	18	—	—	(12)	—	74

Separate account assets	28,460	—		—		(95)	(4,380)	285	—	—	20	24,290

Total	$29,037	$10		$(4)		$(105)	$(4,367)	$2,903	$7	$(2,632)	$20	$24,869

(a)	The Company transferred bonds into Level 3 that were measured and reported at fair value.
(b)	The Company transferred bonds out of Level 3 that were not measured and reported at fair value.

The Company’s policy is to recognize transfers into and out of Level 3 at the actual date of the event or change in circumstances that caused the transfer.

Quantitative Information Regarding Level 3 Fair Value Measurements

The following table provides quantitative information on significant unobservable inputs (Level 3) used in the fair value measurement of assets that are measured and reported at fair value at December 31, 2024 (in millions):

Financial Instrument	Fair Value	Valuation Techniques	Significant Unobservable Inputs	Range of Inputs	Weighted Average
Equity securities:

Common stock	$486	Market comparable	Earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiple	7.25x-12.00x	9.57x

		Equity method	Company Financials	1.0x	1.0x

		Exchange Traded - Close price	Contractual Price	$135.5	$135.5

		Market comparable	Revenue Multiple	7.2x	7.2x

Preferred stock	$61	Market comparable	EBITDA multiple	13.5x	13.5x

		Market comparable	Price-to-book multiple	2.5x	2.5x

		Market comparable	Market Yield	12.56x	12.56x

Separate account assets:

Real estate properties and real estate joint ventures	$20,852

Office properties		Income approach - discounted cash flow	Discount rate Terminal capitalization rate	6.5% - 11.0% 5.0% - 9.5%	8.5% 6.9%

		Income approach - direct capitalization	Overall capitalization rate	5.0% - 13.8%	6.9%

Industrial properties		Income approach - discounted cash flow	Discount rate Terminal capitalization rate	6.8% - 8.5% 5.3% - 7.0%	7.3% 5.7%

		Income approach - direct capitalization	Overall capitalization rate	4.3% - 6.5%	5.3%

Residential properties		Income approach - discounted cash flow	Discount rate Terminal capitalization rate	6.8% - 8.0% 5.0% - 6.8%	7.0% 5.6%

B-35

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

Financial Instrument	Fair Value	Valuation Techniques	Significant Unobservable Inputs	Range of Inputs	Weighted Average

		Income approach - direct capitalization	Overall capitalization rate	4.5% - 6.5%	5.1%

Retail properties		Income approach - discounted cash flow	Discount rate Terminal capitalization rate	6.8% - 12.0% 5.5% - 9.5%	7.7% 6.6%

		Income approach - direct capitalization	Overall capitalization rate	5.3% - 9.0%	6.1%

Hotel properties		Income approach - discounted cash flow	Discount rate Terminal capitalization rate	10.0% 8.3%	10.0% 8.3%

		Income approach - direct capitalization	Overall capitalization rate	7.8%	7.8%

Separate account real estate assets include the values of the related mortgage loans payable in the table below at December 31, 2024 (in millions):

Financial Instrument	Fair Value	Valuation Techniques	Significant Unobservable Inputs	Range of Inputs	Weighted Average
Mortgage loans payable	$(1,586)

Office properties		Discounted cash flow	Loan-to-value ratio	43.2% - 78.4%	69.9%

			Equivalency rate	6.0% - 6.5%	6.4%

			Loan-to-value ratio	43.2% - 78.4%	69.9%

		Net present value	Weighted average cost of	1.1 - 1.7	1.4
			capital risk premium
			multiple

Industrial properties			Loan-to-value ratio	30.0% - 40.5%	34.1%

		Discounted cash flow

			Equivalency rate	6.0% - 6.1%	6.0%

			Loan-to-value ratio	30.0% - 40.5%	34.1%

		Net present value	Weighted average cost of	1.1 - 1.1	1.1
			capital risk premium
			multiple

Residential properties		Discounted cash flow	Loan-to-value ratio	45.6% - 73.8%	57.7%

			Equivalency rate	5.7% - 7.1%	6.4%

			Loan-to-value ratio	45.6% - 73.8%	57.7%

		Net present value	Weighted average cost of	1.2 - 1.4	1.3
			capital risk premium
			multiple

Retail properties		Discounted cash flow	Loan-to-value ratio	48.5% - 73.1%	54.0%

			Equivalency rate	5.7% - 7.2%	5.8%

			Loan-to-value ratio	48.5% - 73.1%	54.0%

		Net present value	Weighted average cost of	1.2 - 1.4	1.3
			capital risk premium
			multiple

Separate account real estate assets include the values of the related loan receivable in the table below at December 31, 2024 (in millions):

Financial Instrument	Fair Value	Valuation Techniques	Significant Unobservable Inputs	Range of Inputs	Weighted Average

Loan receivable	$1,375

Office properties		Discounted cash flow	Loan-to-value ratio	52.7% - 78.2%	65.7%

			Equivalency rate	8.8% - 32.6%	14.5%

Industrial properties		Discounted cash flow	Loan-to-value ratio	35.8% - 72.6%	54.3%

			Equivalency rate	5.3% - 8.3%	6.4%

Residential properties		Discounted cash flow	Loan-to-value ratio	69.9% - 72%	71.0%

			Equivalency rate	7.7% - 9%	8.1%

Retail properties		Discounted cash flow	Loan-to-value ratio	66.9% - 66.9%	66.9%

			Equivalency rate	24.0% - 24.0%	24.0%

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continued

Separate account real estate assets include the values of the real estate operating business in the table below at December 31, 2024 (in millions):

Financial Instrument	Fair Value	Valuation Techniques	Significant Unobservable Inputs	Range of Inputs	Weighted Average

Real estate operating business	$932

		Discounted cash flow	Discount rate	12.5%	12.5%

			Terminal growth rate	10.8%	10.8%

		Market approach	EBITDA multiple	31.7x	31.7x

			Terminal EBITDA Multiple	20.0x	20.0x

Additional Qualitative Information on Fair Valuation Process

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. The procedures and framework for fair value methodologies are approved by the TIAA Valuation Committee. The valuation teams are responsible for the determination of fair value in accordance with the procedures and framework approved by the TIAA Valuation Committee.

The valuation teams (1) compare price changes between periods to current market conditions, (2) compare trade prices of securities to fair value estimates, (3) compare prices from multiple pricing sources, and (4) perform ongoing vendor due diligence to confirm that independent pricing services use market-based parameters for valuation. Internal and vendor valuation methodologies are reviewed on an ongoing basis and revised as necessary based on changing market conditions to ensure values represent a reasonable exit price.

Markets in which the Company’s fixed income securities trade are monitored by surveying the Company’s traders. The valuation teams determine if liquidity is active enough to support a Level 2 classification. Use of independent non-binding broker quotations may indicate a lack of liquidity or the general lack of transparency in the process to develop these price estimates, causing them to be considered Level 3.

Level 3 equity investments generally include private equity co-investments along with general and limited partnership interests. Values are derived by the general partners. The partners generally fair value these instruments based on projected net earnings, earnings before interest, taxes depreciation and amortization, discounted cash flow, public or private market transactions, or valuations of comparable companies. When using market comparables, certain adjustments may be made for differences between the reference comparable and the investment, such as liquidity. Investments may also be valued at cost for a period of time after an acquisition, as the best indication of fair value.

With respect to real property investments in TIAA’s Real Estate Account, each property is appraised, and each mortgage loan is valued, at least once every calendar quarter. Each property is appraised by an independent, third party appraiser, reviewed by the Company’s internal appraisal staff and as applicable, the Real Estate Account’s independent fiduciary. Any differences in the conclusions of the Company’s internal appraisal staff and the independent appraiser are reviewed by the independent fiduciary, who will make a final determination. The independent fiduciary was appointed by a special subcommittee of the Investment Committee of TIAA Board of Trustees to, among other things, oversee the appraisal process. The independent fiduciary must approve all independent appraisers used by the Real Estate Account.

Mortgage loans payable are valued internally by the valuation teams, and reviewed by the Real Estate Account’s independent fiduciary, at least quarterly based on market factors, such as market interest rates and spreads for comparable loans, the performance of the underlying collateral (such as the loan-to-value ratio and the cash flow of the underlying collateral), the liquidity for mortgage loans of similar characteristics, the maturity date of the loan, the return demands of the market.

The loans receivable are valued internally by the valuation teams, and reviewed by the Real Estate Account’s independent fiduciary, at least quarterly based on market factors, such as market interest rates and spreads for comparable loans, the liquidity for loans of similar characteristics, the performance of the underlying collateral (such as the loan-to-value ratio and the cash flow of the underlying collateral) and the credit quality of the counterparty. The Real Estate Account continues to use the revised value after valuation adjustments for the loan receivable to calculate the Account’s daily NAV until the next valuation review.

B-37

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

Note 11 – Restricted Assets

The following tables provide information on the amounts and nature of assets pledged to others as collateral or otherwise restricted by the Company as of December 31, (in millions):

						2024
	1	2	3	4	5	6	7	8	9	10	11
		G/A								Gross	Admitted
	Total	Supporting				Total			Total
Restricted		Separate	Total S/A	S/A Assets	Total		Increase /	Total Non		(Admitted &	Restricted
	General	Account				From			Admitted	Nonadmitted)	to Total
Asset	Account	(S/A)	Restricted	Supporting	(1 plus	Prior	(Decrease)	admitted	Restricted	Restricted to	Admitted
Category	(G/A)	Activity	Assets	G/A Activity	3)	Year	(5 minus 6)	Restricted	(5 minus 8)	Total Assets	Assets

Collateral held under security lending agreements	$1,373	$—	$2	$—	$1,375	$652	$723	$—	$1,375	0.39%	0.39%

FHLB capital stock	373	—	—	—	373	367	6	—	373	0.11%	0.11%

On deposit with states	15	—	—	—	15	16	(1)	—	15	—%	—%

Pledged as collateral to FHLB (including assets backing funding agreements)	9,108	—	—	—	9,108	8,729	379	—	9,108	2.56%	2.60%

Pledged as collateral not captured in other categories	1,186	—	—	—	1,186	231	955	—	1,186	0.33%	0.34%

Other restricted assets	—	—	48	—	48	37	11	—	48	0.01%	0.01%

Total restricted assets	$12,055	$—	$50	$—	$12,105	$10,032	$2,073	$—	$12,105	3.40%	3.45%

						2023
	1	2	3	4	5	6	7	8	9	10	11
		G/A								Gross	Admitted
	Total	Supporting				Total			Total
Restricted		Separate	Total S/A	S/A Assets	Total		Increase /	Total Non		(Admitted &	Restricted
	General	Account				From			Admitted	Nonadmitted)	to Total
Asset	Account	(S/A)	Restricted	Supporting	(1 plus	Prior	(Decrease)	admitted	Restricted	Restricted to	Admitted
Category	(G/A)	Activity	Assets	G/A Activity	3)	Year	(5 minus 6)	Restricted	(5 minus 8)	Total Assets	Assets

Collateral held under security lending agreements	$652	$—	$—	$—	$652	$1,332	$(680)	$—	$652	0.19%	0.19%

FHLB capital stock	367	—	—	—	367	369	(2)	—	367	0.10%	0.11%

On deposit with states	16	—	—	—	16	16	—	—	16	0.01%	0.01%

Pledged as collateral to FHLB (Including assets backing funding agreements)	8,729	—	—	—	8,729	8,780	(51)	—	8,729	2.49%	2.52%

Pledged as collateral not captured in other categories	231	—	—	—	231	31	200	—	231	0.07%	0.07%

Other restricted assets	—	—	37	—	37	45	(8)	—	37	0.01%	0.01%

Total restricted assets	$9,995	$—	$37	$—	$10,032	$10,573	$(541)	$—	$10,032	2.87%	2.91%

The pledged as collateral not captured in other categories represents derivative collateral the Company has pledged and collateral pledged associated with forward loan purchase agreements.

The other restricted assets represents real estate deposits held within separate accounts.

B-38

continued

The following tables provide the collateral received and reflected as assets by the Company and the recognized obligation to return collateral assets as of December 31, (in millions):

	2024
Collateral Assets	Book/Adjusted Carrying Value (“BACV”)	Fair Value	BACV to Total Assets (Admitted and Nonadmitted)	BACV to Total Admitted Assets
General Account:

Cash, cash equivalents and short-term investments	$1,570	$1,570	0.51%	0.52%

Securities lending collateral assets	1,373	1,373	0.45%	0.46%

Total General Account Collateral Assets	$2,943	$2,943	0.96%	0.98%

Separate Account:

Securities lending collateral assets	$2	$2	—%	—%

Total Separate Account Collateral Assets	$2	$2	—%	—%

	2024
	Amount	% of Total Liabilities
Recognized Obligation to Return Collateral Asset (General Account)	$2,943	1.13%

Recognized Obligation to Return Collateral Asset (Separate Account)	$2	—%

	2023

Collateral Assets	Book/Adjusted Carrying Value (“BACV”)	Fair Value	BACV to Total Assets (Admitted and Nonadmitted)	BACV to Total Admitted Assets
General Account:

Cash, cash equivalents and short-term investments	$1,039	$1,039	0.34%	0.35%

Securities lending collateral assets	652	652	0.21%	0.22%

Total General Account Collateral Assets	$1,691	$1,691	0.55%	0.57%

Separate Account:

Securities lending collateral assets	$2	$2	—%	—%

Total Separate Account Collateral Assets	$2	$2	—%	—%

	2023
	Amount	% of Total Liabilities

Recognized Obligation to Return Collateral Assets (General Account)	$1,691	0.66%

Recognized Obligation to Return Collateral Asset (Separate Account)	$2	—%

The Company receives primarily cash collateral for derivatives. The Company reinvests the cash collateral or uses the cash for general corporate purposes.

Note 12 – Derivative Financial Instruments

The Company uses derivative instruments for economic hedging and asset replication purposes. The Company does not engage in derivative financial instrument transactions for speculative purposes. The Company does not enter into derivative financial instruments with financing premiums.

Counterparty and Credit Risk: Derivative financial instruments used by the Company may be exchange-traded or contracted in the over-the-counter market (“OTC”). The Company’s OTC derivative transactions are cleared and settled through central clearing counterparties (“OTC-cleared”) or through bilateral contracts with other counterparties (“OTC-bilateral”). Should an OTC-bilateral counterparty fail to perform its obligations under contractual terms, the Company may be exposed to credit-related losses. The current credit exposure of the Company’s derivatives is limited to the net positive fair value of derivatives at the reporting date, after taking into consideration the existence of netting

B-39

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

agreements and any collateral received. All of the credit exposure for the Company from OTC-bilateral contracts is with investment grade counterparties. The Company also monitors its counterparty credit quality on an ongoing basis.

The Company currently has International Swaps and Derivatives Association (“ISDA”) master swap agreements in place with each derivative counterparty relating to OTC transactions. In addition to the ISDA agreement, Credit Support Annexes (“CSA”), which are bilateral collateral agreements, are put in place with a majority of the Company’s derivative OTC-bilateral counterparties. The CSAs allow the Company’s mark-to-market exposure to a counterparty to be collateralized by the posting of cash or highly liquid U.S. government securities. The Company also exchanges cash and securities margin for derivatives traded through a central clearinghouse. Due to the level of material swap exposure, the Company also entered Uncleared Margin Rules (“UMR”) agreements with certain non-clearinghouse counterparties to adhere to Initial Margin (“IM”) obligations for uncleared swap transactions. As of December 31, 2024 and 2023, counterparties pledged the following cash and initial margins to the Company (in millions):

	December 31,
	2024	2023

Cash collateral and margin	$1,570	$1,039

Securities collateral and margin	$398	$184

The Company must also post collateral or margin to the extent its net position with a given counterparty or clearinghouse is at a loss relative to the counterparty. As of December 31, 2024 and 2023, the Company pledged the following collateral and initial margins to its counterparties (in millions):

	December 31,
	2024	2023

Cash collateral and margin	$5	$129

Securities collateral and margin	$1,113	$88

The amount of accounting loss the Company will incur if any party to the derivative contract fails completely to perform according to the terms of the contract and the collateral or other security, if any, for the amount due proved to be of no value to the Company is equal to the gross asset value and accrued interest receivable of all derivative contracts which, as of December 31, 2024 and 2023, were $2,066 million and $1,491 million, respectively.

Certain of the Company’s master swap agreements governing its derivative instruments contain provisions that require the Company to maintain a minimum credit rating from two of the major credit rating agencies. If the Company’s credit rating falls below the specified minimum, each of the counterparties to agreements with such requirements could terminate all outstanding derivative transactions between such counterparty and the Company. The termination requires immediate payment of amounts expected to approximate the net liability positions of such transactions with such counterparty. The aggregate fair value of all derivative instruments with credit-risk-related contingent features in a liability position on December 31, 2024 and 2023 were $235 million and $121 million, respectively, for which the Company posted collateral of $244 million and $100 million, respectively, through the normal course of business.

Derivative Types: The Company utilizes the following types of derivative financial instruments and strategies within its portfolio:

Interest Rate Swap Contracts: The Company enters into interest rate swap contracts to economically hedge against the effect of interest rate fluctuations on certain variable interest rate bonds and other commitments. The Company also uses interest rate swap contracts in certain replication synthetic asset transactions. (“RSAT”). RSATs are derivative transactions (the derivative component) established concurrently with other investments (the cash component) in order to “replicate” the investment characteristics of another permissible instrument (the reference entity). The Company does not apply hedge accounting for these derivatives instruments.

Foreign Currency Swap Contracts: The Company enters into foreign currency swap contracts and forward foreign currency swap contracts to exchange fixed and variable amounts of foreign currency at specified future dates and at specified rates (in U.S. dollars) as a cash flow hedge to manage currency risks on investments denominated in foreign currencies. The Company applies hedge accounting to certain of these derivatives instruments and fair value accounting to the majority of these derivatives instruments.

B-40

continued

Foreign Currency Forward Contracts: The Company enters into foreign currency forward contracts to exchange foreign currency at specified future dates and at specified rates (in U.S. dollars) to manage currency risks on investments denominated in foreign currencies. The Company does not apply hedge accounting for these derivatives instruments.

Purchased Credit Default Swap Contracts: The Company purchases credit default swaps to hedge against unexpected credit events on selective investments held in the Company’s investment portfolio. The Company pays a periodic fee in exchange for the right to put the underlying investment back to the counterparty at par upon a credit event by the underlying referenced issuer. Credit events are typically defined as bankruptcy, failure to pay, or certain types of restructuring. The Company does not apply hedge accounting for these derivatives instruments.

Written Credit Default Swaps used in Replication Transactions: Credit default swaps are used by the Company in conjunction with long-term bonds as RSAT. The Company sells credit default swaps on single name corporate or sovereign credits, credit indices, or credit index tranches and provides credit default protection to the buyer. Events or circumstances that would require the Company to perform under a written credit default swap may include, but are not limited to, bankruptcy, failure to pay, debt moratorium, debt repudiation, debt restructuring, or default. The Company does not apply hedge accounting for these derivatives instruments.

Asset Swap Contracts: The Company enters into asset swap contracts to hedge against inflation risk associated with its TIPS. The Company also uses asset swap contracts in certain RSATs. For hedges of its TIPS, the Company pays all cash flows received from the TIPS security to the counterparty in exchange for fixed interest rate coupon payments. The Company applies hedge accounting for asset swaps used in hedging transactions, and does not apply hedge accounting for asset swaps used in RSATs.

Total Return Swap Contracts: The Company enters into total return swap contracts in conjunction with long-term bonds as part of its RSAT strategy. The Company does not apply hedge accounting for these derivatives instruments.

Bond Forward Contracts: The Company enters into forward bond contracts to purchase an identified bond at a specified price on a future date as part of its RSAT strategy. The Company does not apply hedge accounting for these derivatives instruments.

The table below illustrates the change in net unrealized capital gains and losses and realized capital gains and losses from derivative instruments. Instruments utilizing hedge accounting treatment are shown as qualifying hedge relationships. Instruments that utilize fair value accounting are shown as non-qualifying hedge relationships. Derivatives used in replication strategies are shown as derivatives used for other than hedging purposes (in millions):

	December 31, 2024		December 31, 2023		December 31, 2022
	Change in Net Unrealized Capital Gain (Loss)	Net Realized Capital Gain (Loss)	Change in Net Unrealized Capital Gain (Loss)	Net Realized Capital Gain (Loss)	Change in Net Unrealized Capital Gain (Loss)	Net Realized Capital Gain (Loss)
Qualifying hedge relationships

Foreign currency swap	$246	$2	$(101)	$(3)	$296	$11

Total qualifying hedge relationships	$246	$2	$(101)	$(3)	$296	$11

Non-qualifying hedge relationships

Foreign currency swaps	$195	$(7)	$(417)	$85	$476	$33

Foreign currency forwards	444	2	(147)	28	(37)	412

Interest rate contracts	(1)	—	86	(172)	(103)	—

Total non-qualifying hedge relationships	$638	$(5)	$(478)	$(59)	$336	$445

Derivatives used for other than hedging purposes	$—	$(105)	$—	$19	$—	$3

Total derivatives	$884	$(108)	$(579)	$(43)	$632	$459

Events or circumstances that would require the Company to perform under a written credit derivative position may include, but are not limited to, bankruptcy, failure to pay, debt moratorium, debt repudiation, restructuring of debt and acceleration, or default. The maximum potential amount of future payments (undiscounted) the Company could be required to make

B-41

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

under the credit derivative is represented by the notional amount of the contract. Should a credit event occur, the amounts owed to a counterparty by the Company may be subject to recovery provisions that include, but are not limited to:

1.	Notional amount payment by the Company to Counterparty and/or delivery of physical security by Counterparty to the Company.
2.	Notional amount payment by the Company to Counterparty net of contractual recovery fee.
3.	Notional amount payment by the Company to Counterparty net of auction determined recovery fee.

The Company will record an other-than-temporary impairment loss on a derivative position if an existing condition or set of circumstances indicates there is a limited ability to recover an unrealized loss.

The Company enters into replication transactions whereby credit default swaps have been written by the Company on credit indices, credit index tranches, or single name corporate or sovereign credits. Credit index positions represent replications where credit default swaps have been written by the Company on the Dow Jones North American Investment Grade Series of indexes (“DJ.NA.IG”). Each index is comprised of 125 liquid investment grade credits domiciled in North America and represents a broad exposure to the investment grade corporate market. Index positions also represent replications where credit default swaps have been written by the Company on the Dow Jones North American High Yield Series of indexes (“DJ.NA.HY”). Each index is comprised of 100 high yield credits domiciled in North America and represents a broad exposure to the high yield corporate market.

The Company writes contracts on the “Senior” tranche of the Dow Jones North American Investment Grade Index Series, whereby the Company is obligated to perform should the default rates of each index fall between 7%-15%. The Company also writes contracts on the “Super Senior” tranche of the Dow Jones North American High Yield Index Series, whereby the Company is obligated to perform should the default rates of each index fall between 35%-100%. The maximum potential amount of future payments (undiscounted) the Company could be required to make under these positions is represented by the notional amount of the contracts.

Information related to the credit quality of replication positions involving credit default swaps appears below. The values below are listed in order of their NAIC credit designation, with a designation of 1 having the highest credit quality based on the underlying asset referenced by the credit default swap (in millions):

		December 31, 2024			December 31, 2023

				Weighted			Weighted
		CDS	CDS	Average	CDS	CDS	Average
RSAT NAIC		Notional	Estimated	Years to	Notional	Estimated	Years to
Designation	Referenced Credit Obligation	Amount	Fair Value	Maturity	Amount	Fair Value	Maturity

1 Highest quality	Single name credit default swaps	$—	$—	—	$—	$—	—
	Credit default swaps on indices	12,327	948	4	12,862	991	4

	Subtotal	12,327	948	4	12,862	991	4
2 High quality	Single name credit default swaps	—	—	—	—	—	—
	Credit default swaps on indices	150	3	4	55	2	4

	Subtotal	150	3	4	55	2	4

3 Medium quality	Single name credit default swaps	—	—	—	—	—	—
	Credit default swaps on indices	—	—	—	—	—	—

	Subtotal	—	—	—	—	—	—

	Total	$12,477	$951	4	$12,917	$993	4

B-42

continued

The table below illustrates derivative asset and liability positions held by the Company, including notional amounts, carrying values and estimated fair values. Instruments utilizing hedge accounting treatment are shown as qualifying hedge relationships. Hedging instruments that utilize fair value accounting are shown as non-qualifying hedge relationships. Derivatives used in replication strategies are shown as derivatives used for other than hedging purposes.

	Summary of Derivative Positions
	(in millions)
	December 31, 2024			December 31, 2023
		Carrying	Estimated		Carrying	Estimated
	Notional	Value	FV	Notional	Value	FV
Qualifying hedge relationships

Asset swaps

Assets	$1,210	$—	$(258)	$1,210	$—	$(282)

Liabilities	—	—	—	—	—	—

Foreign currency swaps

Assets	4,634	432	428	3,027	220	266

Liabilities	556	(22)	(9)	1,364	(56)	(57)

Total qualifying hedge relationships	$6,400	$410	$161	$5,601	$164	$(73)

Non-qualifying hedge relationships

Interest rate swaps

Assets	$—	$—	$—	$—	$—	$—

Liabilities	116	(5)	(5)	116	(4)	(4)

Foreign currency swaps

Assets	5,569	488	488	4,044	367	367

Liabilities	1,140	(33)	(33)	2,473	(102)	(99)

Foreign currency forwards

Assets	6,381	291	291	285	—	—

Liabilities	10	(1)	(1)	5,305	(155)	(155)

Total non-qualifying hedge relationships	$13,216	$740	$740	$12,223	$106	$109

Derivatives used for other than hedging purposes

Written credit default swaps

Assets	$8,912	$718	$876	$9,352	$771	$939

Liabilities	3,565	(37)	75	3,565	(48)	53

Asset swaps and total return swaps

Assets	835	—	(7)	835	—	(7)

Liabilities	—	—	—	—	—	—

Bond Forwards

Assets	9,175	—	(879)	9,175	—	(31)

Liabilities	—	—	—	—	—	—

Interest Rate Swaps

Assets	50	—	(9)	50	—	(9)

Liabilities	—	—	—	—	—	—

Total derivatives used for other than hedging purposes	$22,537	$681	$56	$22,977	$723	$945

Total derivatives	$42,153	$1,831	$957	$40,801	$993	$981

For the year ended December 31, 2024 and 2023, the average fair value of derivatives used for other than hedging purposes, was $452 million and $626 million.

B-43

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

Note 13 – Separate Accounts

The TIAA Separate Account VA-1 (“VA-1”) is a segregated investment account established on February 16, 1994 under the insurance laws of the State of New York for the purpose of issuing and funding after-tax variable annuity contracts for employees of non-profit institutions organized in the United States, including governmental institutions. VA-1 is registered with the Securities and Exchange Commission, (the “Commission”) effective November 1, 1994 as an open-end, diversified management investment company under the Investment Company Act of 1940. VA-1 consists of a single investment portfolio, the Stock Index Account (“SIA”). The SIA was established on October 3, 1994 and invests in a diversified portfolio of equity securities selected to track the overall market for common stocks publicly traded in the United States.

The TIAA Real Estate Account (“REA” or “VA-2”) is a segregated investment account organized on February 22, 1995, under the insurance laws of the State of New York for the purpose of providing an investment option to TIAA’s pension customers to direct investments to an investment vehicle that invests primarily in real estate. VA-2 is registered with the Commission under the Securities Act of 1933 effective October 2, 1995. VA-2’s target is to invest between 75% and 85% of its assets directly in real estate or in real estate-related investments, with the remainder of its assets invested in publicly-traded securities and other instruments easily converted to cash to maintain adequate liquidity. During 2024, REA’s liquid assets have comprised less than 10% of its net assets, primarily due to higher contract owner withdrawals driven by unfavorable market trends in the U.S. commercial real estate market, with elevated interest rates negatively impacting property values.

The TIAA Separate Account VA-3 (“VA-3”) is a segregated investment account organized on May 17, 2006 under the laws of the State of New York for the purposes of funding individual and group variable annuities for retirement plans of employees of colleges, universities, other educational and research organizations, and other governmental and non-profit institutions. VA-3 is registered with the Commission as an investment company under the Investment Company Act of 1940, effective September 29, 2006, and operates as a unit investment trust.

The TIAA Stable Value Separate Account (“TSV”) is an insulated, non-unitized separate account established on March 31, 2010 qualifying under New York Insurance Law 4240(a)(5)(ii). The separate account supports a flexible premium group deferred fixed annuity contract intended to be offered to employer sponsored retirement plans. The assets of this account are carried at book value.

In accordance with the domiciliary state procedures for approving items within the separate accounts, the separate accounts classification of the following items are supported by a specific state statute:

Product Identification	Product Classification	State Statute Reference

TIAA Separate Account VA-1	Variable annuity	Section 4240 of the New York Insurance Law

TIAA Real Estate Account	Variable annuity	Section 4240 of the New York Insurance Law

TIAA Separate Account VA-3	Variable annuity	Section 4240 of the New York Insurance Law

TIAA Stable Value	Group deferred fixed annuity	Section 4240(a)(5)(ii) of the New York Insurance Law

The legal insulation of the separate account assets prevents such assets from being generally available to satisfy claims resulting from the General Account.

The Company’s separate account statement includes legally insulated assets as of December 31 attributed to the following products (in millions):

Product	2024	2023

TIAA Real Estate Account	$23,656	$25,269

TIAA Separate Account VA-3	20,447	18,163

TIAA Separate Account VA-1	1,316	1,208

TIAA Stable Value	3,086	2,985

Total	$48,505	$47,625

B-44

continued

In accordance with the products recorded within the separate accounts, some separate account liabilities are guaranteed by the General Account. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the General Account.

The General Account provides the REA with a liquidity guarantee to ensure it has funds available to meet participant transfer or cash withdrawal requests. When the REA cannot fund participant requests, the General Account will fund the requests by purchasing accumulation units in the REA. Under this agreement, the Company guarantees participants will be able to redeem their accumulation units at their accumulation unit value determined after the transfer or withdrawal request is received in good order. See Note 20 – Contingencies and Guarantees for additional disclosures on purchases of accumulation units in the REA during 2024.

Additional information regarding separate accounts of the Company is as follows for the years ended December 31, (in millions):

	2024

	Non- indexed Guarantee less than/ equal to 4%	Non- indexed Guarantee more than 4%	Non- guaranteed Separate Accounts	Total

Premiums, considerations or deposits	$661	$—	$5,076	$5,737

Reserves

For accounts with assets at:

Fair value	$—	$—	$43,398	$43,398

Amortized cost	2,895	—	—	2,895

Total reserves	$2,895	$—	$43,398	$46,293

By withdrawal characteristics:

Subject to discretionary withdrawal:

At book value without market value adjustment and with current surrender charge of 5% or less*	$2,895	$—	$—	$2,895

At fair value	—	—	43,398	43,398

Total reserves	$2,895	$—	$43,398	$46,293

*Withdrawable at book value without adjustment or charge.

	2023

	Non- indexed Guarantee less than/ equal to 4%	Non- indexed Guarantee more than 4%	Non- guaranteed Separate Accounts	Total

Premiums, considerations or deposits	$547	$—	$3,720	$4,267

Reserves

For accounts with assets at:

Fair value	$—	$—	$42,392	$42,392

Amortized cost	2,822	—	—	2,822

Total reserves	$2,822	$—	$42,392	$45,214

By withdrawal characteristics:

Subject to discretionary withdrawal:

At book value without market value adjustment and with current surrender charge of 5% or less*	$2,822	$—	$—	$2,822

At fair value	—	—	42,392	42,392

Total reserves	$2,822	$—	$42,392	$45,214

*Withdrawable at book value without adjustment or charge.

B-45

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

	2022

	Non- indexed Guarantee less than/ equal to 4%	Non- indexed Guarantee more than 4%	Non- guaranteed Separate Accounts	Total

Premiums, considerations or deposits	$837	$—	$4,347	$5,184

Reserves

For accounts with assets at:

Fair value	$—	$—	$46,032	$46,032

Amortized cost	2,870	—	—	2,870

Total reserves	$2,870	$—	$46,032	$48,902

By withdrawal characteristics:

Subject to discretionary withdrawal:

At book value without market value adjustment and with current surrender charge of 5% or less*	$2,870	$—	$—	$2,870

At fair value	—	—	46,032	46,032

Total reserves	$2,870	$—	$46,032	$48,902

*Withdrawable at book value without adjustment or charge.

The following is a reconciliation of transfers to (from) the Company to the separate accounts for the years ended December 31, (in millions):

	2024	2023	2022
Transfers reported in the Summary of Operations of the separate accounts statement:

Transfers to separate accounts	$6,099	$4,562	$5,565

Transfers from separate accounts	(6,781)	(7,511)	(5,971)

Reconciling adjustments:

Fund transfer exchange gain (loss)	—	—	(1)

Transfers reported in the Summary of Operations of the Life, Accident & Health Annual Statement	$(682)	$(2,949)	$(407)

Note 14 – Policy and Contract Reserves

Policy and contract reserves are determined in accordance with standard valuation methods approved by the Department and are computed in accordance with standard actuarial methodology. The reserves are based on assumptions for interest, mortality and other risks insured.

For annuities and supplementary contracts, policy and contract reserves are calculated using Commissioner’s Annuity Reserve Valuation Method (“CARVM”) in accordance with New York State Regulation 151, New York State Regulation 213, and VM-21 as applicable.

The Company has established policy reserves on deferred and payout annuity contracts issued January 1, 2001 and later that exceed the minimum amounts determined under Appendix A-820, “Minimum Life and Annuity Reserve Standards” of NAIC SAP. The excess above the minimum is as follows (in millions):

	December 31, 2024	December 31, 2023

Deferred and payout annuity contracts issued after 2000	$4,309	$4,132

The Company performed asset adequacy analysis in order to test the adequacy of its reserves in light of the assets supporting such reserves. This analysis reflected the requirements of the NYDFS and the NYDFS Special Considerations Letter, which specifies certain requirements related to reserves and asset adequacy analysis. The Company determined that its reserves are sufficient to meet its obligations for the years ending December 31, 2024 and 2023.

B-46

continued

For ordinary and collective life insurance, reserves for all policies are calculated in accordance with New York State Insurance Regulation 147. Reserves for regular life insurance policies are computed by the Net Level Premium method for issues prior to January 1, 1990, and by the Commissioner’s Reserve Valuation Method for the vast majority of issues on and after such date. Five-year renewable term policies issued on or after January 1, 1994 use the greater of unitary and segmented reserves, where each segment is equal to the term period. Annual renewable term policies and cost of living riders issued on and after January 1, 1994, uses the segmented reserves, where each segment is equal to one year in length.

Liabilities for incurred but not reported life insurance claims are based on historical experience and set equal to a percentage of expected claims. Reserves for amounts not yet due for incurred but not reported disability waiver of premium claims are a percentage of the total active lives disability waiver of premium reserve.

As of December 31, 2024 and 2023, the Company had $124 million and $141 million, respectively, of insurance in force for which the gross premiums were less than the net premiums according to the standard of valuation set by the Department.

The Tabular Interest, Tabular Less Actual Reserve Released and Tabular Cost are determined by formulae as prescribed by the NAIC except for deferred annuities, for which tabular interest is determined from the basic data.

Withdrawal characteristics of individual annuity reserves, group annuity reserves, and deposit-type contract funds for the years ended December 31, are as follows (in millions):

	2024
INDIVIDUAL ANNUITIES:	General Account	Separate Account with Guarantees	Separate Account Nonguaranteed	Total	% of Total

Subject to Discretionary Withdrawal:

At fair value	$—	$—	$21,963	$21,963	11.8%

At book value without adjustment (minimal or no charge or adjustment)	29,365	—	—	29,365	15.9%

Not subject to discretionary withdrawal	133,713	—	—	133,713	72.3%

Total (direct + assumed)	$163,078	$—	$21,963	$185,041	100.0%

Reinsurance ceded	—	—	—	—

Total (net)	$163,078	$—	$21,963	$185,041

	2023
INDIVIDUAL ANNUITIES:	General Account	Separate Account with Guarantees	Separate Account Nonguaranteed	Total	% of Total

Subject to Discretionary Withdrawal:

At fair value	$—	$—	$22,426	$22,426	12.0%

At book value without adjustment (minimal or no charge or adjustment)	30,096	—	—	30,096	16.2%

Not subject to discretionary withdrawal	133,626	—	—	133,626	71.8%

Total (direct + assumed)	$163,722	$—	$22,426	$186,148	100.0%

Reinsurance ceded	—	—	—	—

Total (net)	$163,722	$—	$22,426	$186,148

B-47

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

	2024
GROUP ANNUITIES:	General Account	Separate Account with Guarantees	Separate Account Nonguaranteed	Total	% of Total

Subject to Discretionary Withdrawal:

At fair value	$—	$—	$21,425	$21,425	22.6%

At book value without adjustment (minimal or no charge or adjustment)	41,356	2,888	—	44,244	46.6%

Not subject to discretionary withdrawal	29,255	—	—	29,255	30.8%

Total (direct + assumed)	$70,611	$2,888	$21,425	$94,924	100.0%

Reinsurance ceded	—	—	—	—

Total (net)	$70,611	$2,888	$21,425	$94,924

	2023
GROUP ANNUITIES:	General Account	Separate Account with Guarantees	Separate Account Nonguaranteed	Total	% of Total

Subject to Discretionary Withdrawal:

At fair value	$—	$—	$19,954	$19,954	22.4%

At book value without adjustment (minimal or no charge or adjustment)	38,655	2,814	—	41,469	46.7%

Not subject to discretionary withdrawal	27,527	—	—	27,527	30.9%

Total (direct + assumed)	$66,182	$2,814	$19,954	$88,950	100.0%

Reinsurance ceded	—	—	—	—

Total (net)	$66,182	$2,814	$19,954	$88,950

	2024
DEPOSIT-TYPE CONTRACTS: (no life contingencies)	General Account	Separate Account with Guarantees	Separate Account Nonguaranteed	Total	% of Total

Subject to Discretionary Withdrawal:

At fair value	$—	$—	$10	$10	0.1%

At book value without adjustment (minimal or no charge or adjustment)	1,335	7	—	1,342	15.3%

Not subject to discretionary withdrawal	7,434	—	—	7,434	84.6%

Total (direct + assumed)	$8,770	$7	$10	$8,786	100.0%

Reinsurance ceded	—	—	—	—

Total (net)	$8,770	$7	$10	$8,786

	2023
DEPOSIT-TYPE CONTRACTS: (no life contingencies)	General Account	Separate Account with Guarantees	Separate Account Nonguaranteed	Total	% of Total

Subject to Discretionary Withdrawal:

At fair value	$—	$—	$12	$12	0.1%

At book value without adjustment (minimal or no charge or adjustment)	1,284	8	—	1,292	15.2%

Not subject to discretionary withdrawal	7,215	—	—	7,215	84.7%

Total (direct + assumed)	$8,499	$8	$12	$8,519	100.0%

Reinsurance ceded	—	—	—	—

Total (net)	$8,499	$8	$12	$8,519

Note 15 – Management Agreements

Under Cash Disbursement and Reimbursement Agreements, the Company serves as the common pay-agent for certain subsidiaries and affiliates. Under management agreements, the Company provides investment advisory and administrative services for TIAA Life and administrative services to VA-1. The Company provided administrative services to TIAA, FSB

B-48

continued

(“the Bank”), a subsidiary of FSB, through July 30, 2023. Additionally, under a General Service and Facilities Agreement with Nuveen, LLC, the Company provides and receives general services at cost inclusive of charges for overhead.

As the common pay-agent, the Company allocated expenses of $2,737 million, $2,572 million and $2,254 million to its various subsidiaries and affiliates for the years ended December 31, 2024, 2023 and 2022, respectively. The expense allocation process determines the portion of the operating expenses attributable to each legal entity based on defined allocation methodologies. These methodologies represent either shared or direct costs depending on the nature of the service provided. At the completion of the allocation process all expenses are assigned to a legal entity.

Activities necessary for the operation of the College Retirement Equities Fund (“CREF”), a companion organization of TIAA, are provided at-cost by the Company and two of its subsidiaries, TIAA-CREF Investment Management, LLC (“TCIM”) and TIAA-CREF Individual and Institutional Services, LLC (“TC Services”). Such services are provided in accordance with an Administrative Service Agreement between CREF and the Company, an Investment Management Agreement between CREF and TCIM, and a Principal Underwriting and Distribution Services Agreement between CREF and TC Services (collectively the “CREF Agreements”). The Company is the common pay-agent for CREF and TC Services. The Company collects the distribution expense reimbursements from CREF and then remits those payments to TC Services. The administration and investment expenses incurred by the Company are included in operating expenses and offset against the related expense reimbursements received from CREF and Nuveen Services, respectively. The expense reimbursements under the CREF Agreements and the equivalent expenses, amounted to approximately $578 million, $577 million, and $518 million for the years ended December 31, 2024, 2023 and 2022, respectively.

TC Services maintains a Distribution Agreement with the Company under which TC Services is the principal underwriter and distributor for variable annuity contracts issued by the Company. Such activities performed by TC Services are reimbursed at cost. The Company paid $13 million, $10 million, and $9 million for the years ended December 31, 2024, 2023, and 2022, respectively for these services. TC Services also maintains a Distribution Agreement with the Company under which TC Services is the distributor for proprietary and non-proprietary mutual funds, whereby the Company does not provide cost reimbursements to TC Services.

The Company had a General Service Agreement through July 30, 2023, whereby the Company provided general administrative services such as technology, marketing, finance, corporate overhead and individual advisory services to the Bank. Expense allocations to the Bank were $44 million and $81 million for the years ended December 31, 2023 and 2022, respectively.

Teachers Advisors, LLC (“Advisors”) provides investment advisory services for VA-1, certain proprietary funds and other separately managed portfolios in accordance with investment management agreements. Nuveen Securities, LLC (“Securities”), an indirect subsidiary of Nuveen, LLC, distributes registered securities for certain proprietary funds and non-proprietary mutual funds.

The Company has Investment Management Agreements with Advisors, Nuveen Alternatives Advisors, LLC, and Churchill Asset Management, wholly owned subsidiaries of Nuveen, LLC, to manage, at a negotiated fee, investments held within the Company’s General Account including investments owned by investment subsidiaries of the Company. As of June 30, 2023, a portion of the Investment Management Agreement between the Company and Nuveen Alternative Advisors, LLC was permanently assigned to Churchill Asset Management. The Company paid $153 million, $155 million, and $164 million to Advisors, and $289 million, $316 million, and $333 million to Nuveen Alternatives Advisors, LLC, for the years ended December 31, 2024, 2023, and 2022, respectively. The Company paid $126 million and $46 million to Churchill Asset Management for the years ended December 31, 2024, and 2023, respectively.

The Company has an Omnibus Service Agreement with Nuveen, LLC, pursuant to which Nuveen, LLC directly or through its subsidiaries agreed to provide services complementary to investment management to the Company at cost, inclusive of charges for overhead. The Company paid $7 million to Nuveen, LLC for each of the years ended December 31, 2024, 2023 and 2022.

The Company has a sublease agreement for certain leases and leasehold improvements with Nuveen Services, LLC. The Company makes the applicable lease payments on behalf of Nuveen Services, LLC and then allocates those costs. Under the sublease agreement, the Company allocated $14 million, $15 million and $15 million to Nuveen Services, LLC for the years ended December 31, 2024, 2023, and 2022, respectively.

B-49

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

All services necessary for the operation of the REA are provided at-cost by the Company and TC Services. The Company provides investment management and administrative services for the REA in accordance with an Investment Management and Administrative Agreement. Distribution services for the REA are provided in accordance with a Distribution Agreement among TC Services, the Company and the REA (collectively the “Agreements”). The Company and TC Services receive payments from the REA on a daily basis according to formulae established annually and adjusted periodically for performance of these Agreements. The daily fee is based on an estimate of the at-cost expenses necessary to operate the REA and is based on projected REA expense and asset levels, with the objective of keeping the fees as close as possible to actual expenses attributable to operating the REA. At the end of each quarter, any differences between the daily fees paid and actual expenses for the quarter are added to or deducted from REA’s fee in equal daily installments over the remaining days in the immediately following quarter. Reimbursements collected under the Agreements amounted to approximately $161 million, $170 million, and $153 million for the periods ended December 31, 2024, 2023 and 2022, respectively.

The Company provides certain separate account guarantees, including a liquidity guarantee to REA, and is compensated for these guarantees. See Note 20 Contingencies and Guarantees for additional information on separate account guarantees.

The Company had a Service Agreement with the Bank through July 30, 2023, whereby the Bank provided general services in support of the Company’s and its subsidiaries’ activities at cost inclusive of charges for overhead. The Company paid $1 million and $5 million to the Bank for the years ended December 31, 2023 and 2022, respectively.

The Company has a Cash Disbursement and Reimbursement Agreement with Nuveen Investments, an indirect subsidiary of Nuveen, LLC, whereby the Company provides cash disbursements and related services at cost. The Company allocated $101 million, $105 million, and $108 million to Nuveen Investments for the years ended December 31, 2024, 2023, and 2022, respectively.

The Company has a Cash Disbursement and Reimbursement Agreement with TIAA Kaspick, LLC (“Kaspick”), an indirect subsidiary of TIAA, whereby the Company provides cash disbursements and related services at cost. The Company allocated $42 million, $40 million, and $37 million to Kaspick for the years ended December 31, 2024, 2023, and 2022, respectively.

The Company has a Cash Disbursement and Reimbursement Agreement with TIAA-CREF Tuition Financing, Inc. (“TFI”), a subsidiary of the Company, whereby the Company provides cash disbursements and related services at cost. The Company allocated $100 million, $87 million, and $84 million to TFI for the years ended December 31, 2024, 2023, and 2022, respectively.

The Company has a Service Agreement with TIAA Global Business Services (India) Private Limited (“TIAA India”), an indirect wholly-owned subsidiary of the Company, whereby TIAA India provides information technology and non-technology services for the Company and its affiliates. The Company paid $170 million, $143 million, and $112 million to TIAA India for the years ended December 31, 2024, 2023, and 2022, respectively.

The Company has a Technology Support and Services Agreement with MyVest Corporation (“MyVest”), a wholly-owned subsidiary of the Company, whereby MyVest provides project and program management services for the Company. The Company paid $31 million, $37 million, and $36 million to MyVest for the years ended December 31, 2024, 2023, and 2022, respectively. The Company agrees to provide MyVest administrative services for use in its day to day operations. MyVest reimbursed the Company for administrative services in the amount of $1 million and $2 million for each of the years ended December 31, 2023, and 2022, respectively. No reimbursements were made for the year-ended December 31, 2024.

The Bank provided custody and trustee services to the Company through July 30, 2023. The Company paid $4 million and $6 million to the Bank for the years ended December 31, 2023, and 2022, respectively, for these services. As of July 31, 2023, these services are provided by the Trust pursuant to a general services agreement. The Company paid $7 million and $2 million to the Trust during the years ended December 31, 2024 and 2023, respectively.

The Company has a service and subcontracting agreement with TIAA Shared Services, LLC (“TSS”), a wholly-owned subsidiary of the Company. Under the agreement, TSS serves as an internal administrative service provider for the Company as well as for CREF and the Company’s affiliates with existing administrative services agreements with the Company. The Company pays TSS compensation it receives (and TSS reimburses the Company for disbursements it

B-50

continued

makes) relating to the provision of administrative services for the Company. The Company also reimburses TSS at cost for administrative services provided in support of the Company’s insurance business and the fulfillment of its contractual obligation to provide such services to CREF and the Company’s affiliates. The Company also provides to TSS any services necessary to conduct its operations, and TSS reimburses the Company at cost for these services. TSS reimbursed the Company $666 million, $612 million, and $600 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Note 16 - Federal Income Taxes

By charter, the Company is a stock life insurance company operating on a non-profit basis. However, the Company has been fully subject to federal income taxation as a stock life insurance company since January 1, 1998.

The application of SSAP No. 101 Income Taxes requires a company to evaluate the recoverability of DTAs and to establish a valuation allowance if necessary to reduce the DTA to an amount which is more likely than not to be realized. Based on the weight of all available evidence, the Company has not recorded a valuation allowance on DTAs at December 31, 2024 or December 31, 2023.

Components of the net deferred tax asset/(liability) are as follows (in millions):

	12/31/2024			12/31/2023			Change
	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
			(Col 1+2)			(Col 4+5)	(Col 1–4)	(Col 2–5)	(Col 7+8)
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
a) Gross Deferred Tax Assets	$5,525	$2,991	$8,516	$5,318	$2,348	$7,666	$207	$643	$850

b) Statutory Valuation Allowance Adjustments	—	—	—	—	—	—	—	—	—

c) Adjusted Gross Deferred Tax Assets (a–b)	5,525	2,991	8,516	5,318	2,348	7,666	207	643	850

d) Deferred Tax Assets Non-admitted	1,163	2,051	3,214	1,479	1,426	2,905	(316)	625	309

e) Subtotal Net Admitted Deferred Tax Asset (c-d)	4,362	940	5,302	3,839	922	4,761	523	18	541

f) Deferred Tax Liabilities	2,620	896	3,516	2,183	850	3,033	437	46	483

g) Net Admitted Deferred Tax Assets/(Net Deferred Tax Liability) (e–f)	$1,742	$44	$1,786	$1,656	$72	$1,728	$86	$(28)	$58

	12/31/2024			12/31/2023			Change
Admission Calculation	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
Components SSAP No. 101			(Col 1+2)			(Col 4+5)	(Col 1–4)	(Col 2–5)	(Col 7+8)
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
a) Federal Income Taxes Paid In Prior Years Recoverable Through Loss Carrybacks	$—	$—	$—	$—	$—	$—	$—	$—	$—

b) Adjusted Gross DTA Expected To Be Realized (Excluding The Amount of DTA From (a) above After Application of the Threshold Limitation. (The Lesser of (b)1 and (b)2 Below)	1,742	44	1,786	1,656	72	1,728	86	(28)	58

1. Adjusted Gross DTA Expected to be Realized Following the Balance Sheet Date	1,742	44	1,786	1,656	72	1,728	86	(28)	58

2. Adjusted Gross DTA Allowed per Limitation Threshold	XXX	XXX	5,885	XXX	XXX	6,050	XXX	XXX	(165)

c) Adjusted Gross DTA (Excluding The Amount Of DTA From (a) and (b) above) Offset by Gross DTL	2,620	896	3,516	2,184	850	3,034	436	46	482

d) DTA Admitted as the result of application of SSAP No. 101. Total ((a)+(b)+(c))	$4,362	$940	$5,302	$3,840	$922	$4,762	$522	$18	$540

	2024	2023
Ratio percentage used to determine recovery period and threshold limitation amount	933%	979%

Amount of adjusted capital and surplus used to determine the threshold limitation in (b)2 above (in millions)	$39,231	$40,332

B-51

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

	12/31/2024		12/31/2023		Change
Impact of Tax Planning Strategies:	(1)	(2)	(3)	(4)	(5)	(6)
(in millions)					(Col 1–3)	(Col 2–4)
	Ordinary	Capital	Ordinary	Capital	Ordinary	Capital
Determination of adjusted gross DTAs and net admitted DTAs, by tax character as a percentage

Adjusted Gross DTAs Amount From Above	$5,525	$2,991	$5,318	$2,348	$207	$643

Percentage Of Adjusted Gross DTAs By Tax Character Attributable To The Impact Of Tax Planning Strategies	—%	—%	—%	—%	—%	—%

Net Admitted Adjusted Gross DTAs Amount From Above	$4,361	$940	$3,839	$922	$522	$18

Percentage Of Net Admitted Adjusted Gross DTAs By Tax Character Admitted Because Of The Impact Of Tax Planning Strategies	12.48%	—%	19.13%	—%	(6.65)%	—%

The Company supports the admittance of $544 million of DTA with $2,952 million of tax planning strategies. The Company does not have tax planning strategies that include the use of reinsurance.

The Company has no temporary differences for which DTLs are not recognized.

Income taxes incurred consist of the following major components as of December 31, (in millions):

	2024	2023	2022
Current Income Tax:

Federal income tax expense (benefit)	$(548)	$(582)	$(717)

Foreign taxes	1	—	1

Subtotal	$(547)	$(582)	$(716)

Federal income taxes expense on net capital gains	135	(48)	254

Generation/(utilization) of loss carry-forwards	413	630	463

Intercompany tax sharing expense/(benefit)	(139)	(6)	(81)

Federal and foreign income tax expense / (benefit)	$(138)	$(6)	$(80)

	12/31/2024	12/31/2023	Change
Deferred Tax Assets:

Ordinary:

Policyholder reserves	$11	$10	$1

Investments	387	376	11

Policyholder dividends accrual	485	496	(11)

Fixed assets	248	222	26

Compensation and benefits accrual	482	460	22

Net operating loss carry-forward	1,264	932	332

Other (including items < 5% of total ordinary tax assets)	697	715	(18)

Intangible assets – business in force and software	1,951	2,107	(156)

Subtotal	$5,525	$5,318	$207

Statutory valuation allowance adjustment	$—	$—	$—

Non-admitted	1,163	1,479	(316)

Admitted ordinary deferred tax assets	$4,362	$3,839	$523

Capital:

Investments	$2,967	$2,328	$639

Real estate	24	20	4

Subtotal	$2,991	$2,348	$643

Statutory valuation allowance adjustment	$—	$—	$—

Non-admitted	2,051	1,426	625

Admitted capital deferred tax assets	940	922	18

Admitted deferred tax assets	$5,302	$4,761	$541

B-52

continued

	12/31/2024	12/31/2023	Change

Deferred Tax Liabilities:

Ordinary:

Investments	$2,563	$2,080	$483

Reserves transition adjustment	52	102	(50)

Other (including items < 5% of total ordinary tax liabilities)	5	1	4

Subtotal	$2,620	$2,183	$437

Capital:

Investments	$896	$850	$46

Subtotal	$896	$850	$46

Deferred tax liabilities

	$3,516	$3,033	$483

Net Deferred Tax:

Assets/Liabilities	$1,786	$1,728	$58

The provision for federal and foreign income taxes incurred differs from the amount obtained by applying the statutory federal income tax rate to income before income taxes. The significant items causing this difference at December 31, 2024 are as follows (in millions):

Description	Tax Effect	Effective Tax Rate

Provision computed at statutory rate	$(340)	21.00%

Dividends received deduction	(56)	3.46

Transfer pricing adjustment	18	(1.10)

Amortization of interest maintenance reserve	(44)	2.70

Statutory impairment of affiliated common stock	7	(0.46)

Other permanent differences	6	(0.35)

Prior year true-ups (TIAA & Subs)	(40)	2.50

Prior year true-ups (TIAA & Subs) - tax credits	(49)	3.00

Current year tax credit activity	13	(0.83)

Current year non-admitted assets	(60)	3.80

Other	21	(1.30)

Total statutory income taxes	$(524)	32.42%

Federal and foreign income tax expense (benefit) - Ordinary	(138)	8.52

Federal and foreign income tax expense (benefit) - Capital	—	—

Change in net deferred income tax charge (benefit)	(386)	23.90

Total statutory income taxes	$(524)	32.42%

As of December 31, 2024, the Company had the following net operating loss carry forwards (in millions):

Year Incurred	Net Operating Losses	Year of Expiration
2022	$1,732	Indefinite
2023	2,573	Indefinite
2024	1,714	Indefinite

Total	$6,019

B-53

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

As of December 31, 2024, the Company had the following foreign tax credit carry forwards (in millions):

Year Incurred	Foreign Tax Credit	Year of Expiration
2015	$45	2025
2018	3	2028
2019	3	2029
2020	1	2030
2021	1	2031
2022	42	2032
2023	37	2033

Total	$132

As of December 31, 2024, the Company has no taxes available for recoupment in the event of future losses.

At December 31, 2024, the Company had no net capital loss carry forwards.

At December 31, 2024, the Company has general business credits of $133 million generated during the years 2005 to 2023 and expiring between 2025 to 2043.

The Company does not have any protective tax deposits on deposit with the Internal Revenue Service under IRC Section 6603.

Beginning in 1998, the Company filed a consolidated federal income tax return with its includable affiliates (the “consolidating companies”). The consolidating companies participate in tax-sharing agreements. Under the general agreement, which applies to all of the below listed entities except those denoted with an asterisk (*), current federal income tax expense (benefit) is computed on a separate return basis and provides that members shall make payments or receive reimbursements to the extent their income (loss) contributes to or reduces consolidated federal tax expense. The consolidating companies are reimbursed for net operating losses or other tax attributes they have generated when utilized in the consolidated return.

1)	730 Texas Forest Holdings, Inc.	11)	TIAA-CREF Life Insurance Company

2)	GreenWood Resources, Inc.	12)	Terra Land Company

3)	MyVest Corporation	13)	TIAA Board of Governors

4)	NIS/R&T, Inc.*	14)	TIAA-CREF Tuition Financing, Inc.

5)	Nuveen Holdings, Inc.*	15)	TIAA Trust, N.A.

6)	Nuveen Holdings 1, Inc.*	16)	Westchester Group Farm Management, Inc.

7)	Nuveen Investments, Inc.*	17)	Westchester Group Investment Management Holding Company, Inc.

8)	Nuveen Investments Holdings, Inc.*	18)	Westchester Group Investment Management, Inc.

9)	Nuveen Securities, LLC*	19)	Westchester Group Real Estate, Inc.

10)	T-C SP, Inc.

The companies denoted with an asterisk above (collectively, “Nuveen subgroup”), are subject to a separate tax sharing agreement, under which current federal income tax expense (benefit) is computed on a separate subgroup return basis. Under the Agreement, Nuveen Holdings 1, Inc. makes payments to TIAA for amounts equal to the federal income payments that the Nuveen subgroup would be obliged to pay the federal government if the Nuveen subgroup had actually filed a separate consolidated tax return. Nuveen Holdings 1, Inc. is reimbursed for the subgroup losses to the extent that the subgroup tax return reflects a tax benefit that the Nuveen subgroup could have carried back to a prior consolidated return year.

Amounts receivable (payable) from the Company’s subsidiaries for federal income taxes are $2 million and $(91) million at December 31, 2024 and 2023, respectively.

The Company’s tax years 2018 through 2020 are currently under examination by the Internal Revenue Service (“IRS”), and tax years 2021 through 2023 are open to examination.

B-54

continued

The Inflation Reduction Act of 2022 (“the Act”) was enacted on August 16, 2022. The Act included a new Corporate Alternative Minimum Tax (“CAMT”) which is a 15 percent tax on an applicable corporation’s adjusted financial statement income for the tax year, reduced by corporate alternative minimum foreign tax credits. The tax is effective for tax years 2023 and 2024 for applicable corporations.

Pursuant to guidance released by the Statutory Accounting Principles Working Group (“SAPWG”) within INT 23-03, the Company has determined as of the reporting date that it will not be an applicable entity and will not be liable for CAMT in 2024.

Note 17 - Repurchase and Securities Lending Programs

Repurchase Program

The Company has a repurchase program to sell and repurchase securities for the purposes of providing additional liquidity. For repurchase agreements, the Company’s policy requires a minimum of 95% of the fair value of securities transferred under repurchase agreements to be maintained as collateral.

The Company has procedures in place to monitor the value of the collateral held and the fair value of the securities transferred under the agreements. If at any time the value of the collateral received from the counterparty falls below 95% of the fair value of the securities transferred, the Company is entitled to receive additional collateral from its counterparty. The Company monitors the estimated fair value of the securities sold under the agreements on a daily basis with additional collateral sent/obtained as necessary. If the counterparty were to default on its obligation to return the securities sold under the agreement on the repurchase date, the Company has the right to retain the collateral.

During the years ended December 31, 2024 and 2023, the Company engaged in certain repurchase transactions as cash taker. These transactions were “bilateral” in nature and the Company did not engage in any “Tri-party” repurchase transactions during the year. Additionally, there were no securities sold during the years ended December 31, 2024 and 2023 that resulted in default.

As of December 31, 2024 and 2023, the Company had no outstanding repurchase agreements.

Securities Lending Program

The Company has a securities lending program whereby it may lend securities to qualified institutional borrowers to earn additional income. The Company receives collateral (in the form of cash) against the loaned securities and maintains collateral in an amount not less than 102% of the market value of loaned securities during the period of the loan; any additional collateral required due to changes in security values is delivered to the Company the next business day. Cash collateral received by the Company will generally be invested in high-quality short-term instruments or bank deposits.

As of December 31, 2024, the estimated fair value of the Company’s securities on loan under the program was $1,342 million. The estimated fair value of collateral held by the Company for the securities on loan as of December 31, 2024, was reported in “Securities lending collateral assets” with an offsetting collateral liability of $1,373 million included in “Payable for collateral for securities loaned”. This collateral received is cash and has not been sold or re-pledged as of December 31, 2024.

Of the cash collateral received from the program, $1,373 million is held as cash or reinvested in overnight, government backed, repurchase agreements as of December 31, 2024. Thus, the collateral remains liquid and could be returned in the event of a collateral call. The amortized cost and fair value of the reinvested cash collateral by the maturity date of the invested asset is as follows as of December 31, 2024 (in millions):

	Amortized Cost	Fair Value

Open	$1,373	$1,373

Total collateral reinvested	$1,373	$1,373

As of December 31, 2023 the estimated fair value of the Company’s securities on loan under the program was $638 million. The estimated fair value of collateral held by the Company for the securities on loan as of December 31, 2023, was reported in “Securities lending collateral assets” with an offsetting collateral liability of $652 million included in

B-55

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

“Payable for collateral for securities loaned.” This collateral received was cash and had not been sold or re-pledged as of December 31, 2023.

Of the cash collateral received from the program, $652 million was held as cash or reinvested in overnight, government backed, repurchase agreements as of December 31, 2023. Thus, the collateral remains liquid and could be returned in the event of a collateral call. The amortized cost and fair value of the reinvested cash collateral by the maturity date of the invested asset is as follows as of December 31, 2023 (in millions):

	Amortized Cost	Fair Value

Open	$652	$652

Total collateral reinvested	$652	$652

Note 18 - Federal Home Loan Bank of New York Membership and Borrowings

The Company is a member of the FHLBNY. Through its membership, the Company has the ability to conduct business activity (“advances”) with the FHLBNY. It is part of the Company’s strategy to utilize these funds to provide additional liquidity to supplement existing sources. The Company is required to pledge collateral to the FHLBNY in the form of eligible securities for all advances received. The Company considers the amount of collateral pledged to the FHLBNY as the amount encumbered by advances from the FHLBNY at a point in time. The Company has determined the estimated maximum borrowing capacity as about $17,499 million. The Company calculated this amount using 5% of total net admitted assets at the current reporting date.

The following table shows the FHLBNY capital stock held in the General Account as of December 31, (in millions):

	2024	2023

Membership stock - class A	$—	$—

Membership stock - class B	50	50

Activity stock	323	317

Excess stock	—	—

Total	$373	$367

There were no FHLBNY capital stock held in separate accounts as of December 31, 2024 and 2023.

Membership stock at December 31, 2024 and 2023, is not eligible for redemption.

The Company had $7,078 million and $6,876 million in funding agreements and $100 million and $160 million in debt outstanding at December 31, 2024 and December 31, 2023 respectively.

The following table shows the maximum collateral pledged to FHLBNY in the General Account during the year ending December 31, (in millions):

	2024			2023
	Fair Value	Carrying Value	Amount Borrowed at Time of Maximum Collateral	Fair Value	Carrying Value	Amount Borrowed at Time of Maximum Collateral

Total	$9,347	$10,362	$8,280	$9,717	$10,729	$8,657

There was no collateral pledged to FHLBNY in the separate accounts during the years ended December 31, 2024 and 2023.

B-56

continued

The following table shows the maximum borrowing from FHLBNY in the General Account during the year ending December 31, (in millions):

	2024	2023

Debt	$1,785	$2,600

Funding agreements	6,496	6,057

Total	$8,281	$8,657

There were no borrowings from FHLBNY in the separate accounts during the year ended December 31, 2024 and 2023.

The following table shows the collateral pledged to FHLB in the General Account as of December 31, 2024 and 2023 (in millions):

	2024			2023
	Fair Value	Carrying Value	Aggregate Total Borrowing	Fair Value	Carrying Value	Aggregate Total Borrowing

Total	$8,213	$9,108	$7,178	$7,974	$8,729	$7,036

There was no collateral pledged to FHLB in the separate account as of December 31, 2024 and 2023.

Note 19 – Capital and Contingency Reserves and Shareholders’ Dividends Restrictions

The portion of contingency reserves increased or (reduced) by each item below for the years ended December 31 are as follows (in millions):

	2024	2023	2022
Net income (loss)	$(1,216)	$(674)	$(408)

Change in net unrealized capital gains (losses), net of taxes	71	167	(612)

Change in asset valuation reserve	715	(214)	1,776

Change in net deferred income tax	386	609	271

Change in non-admitted assets	(625)	(471)	(1,289)

Surplus (contributed to) withdrawn from Separate Accounts	(294)	(618)	—

Change in surplus of separate accounts	260	594	—

Change in surplus notes	(349)	—	—

Change in post-retirement benefit liability	(6)	(4)	10

As of December 31, 2024 and 2023, the portion of contingency reserves represented by cumulative net unrealized gains was $3,581 million and $3,503 million, gross of deferred taxes, respectively.

Capital: The Company has 2,500 shares of Class A common stock authorized, issued and outstanding. All of the outstanding common stock of the Company is held by the TIAA Board of Governors, a not-for-profit corporation created for the purpose of holding the common stock of the Company. By charter, the Company operates without profit to its sole shareholder.

Surplus Notes: The following table provides information related to the Company’s outstanding surplus notes as of December 31, 2024 (in millions):

Date Issued	Interest Rate	Original Issue Amount of Note	Carrying Value of Note Prior Year	Carrying Value of Note Current Year	Current Year Interest Expense Recognized	Life-To-Date Interest Expense Recognized	Life-To-Date Principal Paid	Date of Maturity

12/16/2009	6.850%	$2,000	$1,049	$1,049	$72	$1,079	$950	12/16/2039

09/18/2014	4.900%	1,650	1,649	1,649	81	808	—	09/15/2044

05/08/2017	4.270%	2,000	1,994	1,995	85	642	—	05/15/2047

05/07/2020	3.300%	1,250	1,249	1,249	41	187	—	05/15/2050

Total		$6,900	$5,941	$5,942	$279	$2,716	$950

B-57

Notes to statutory–basis financial statements

Teachers Insurance and Annuity Association of America

In 2024, the Company called a $350 million fixed to floating surplus note that was issued on September 18, 2014. It bore interest at a fixed annual rate of 4.375% until September 15, 2024, at which time it converted to a floating rate and became callable. The current year interest expense was $16 million.

For the years ended December 31, 2024 and 2023, the Company did not have any related parties as holders of surplus notes or unapproved interest or principal. There were no amounts of current year interest offset or principal paid and the notes were not contractually linked. Surplus note payments are not subject to administrative offsetting and proceeds were not used to purchase assets directly from the holder of the note.

The instruments listed in the above table, are unsecured debt obligations of the type generally referred to as “surplus notes” and are issued in accordance with Section 1307 of the New York Insurance Law. The surplus notes are subordinated in right of payment to all present and future indebtedness, policy claims and other creditor claims of the Company and rank pari passu with any future surplus notes of the Company and with any other similarly subordinated obligations.

The notes were issued in transactions pursuant to Rule 144A under the Securities Act of 1933, as amended, and the notes are evidenced by one or more global notes deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company.

No subsidiary or affiliate of the Company is an obligor or guarantor of the notes, which are solely obligations of the Company. No affiliates of the Company hold any portion of the notes.

The notes are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of the Company. Under New York Insurance Law, the notes are not part of the legal liabilities of the Company. The notes are not scheduled to repay any principal prior to maturity. Each payment of interest and principal may be made only with the prior approval of the Superintendent and only out of the Company’s surplus funds, which the Superintendent of the Department determines to be available for such payments under New York Insurance Law. In addition, provided that approval is granted by the Superintendent of the Department, the notes may be redeemed at the option of the Company at any time at the “make-whole” redemption price equal to the greater of the principal amount of the notes to be redeemed, or the sum of the present values of the remaining scheduled interest and principal payments, excluding accrued interest as of the redemption date, discounted to the redemption date on a semi-annual basis at the adjusted Treasury rate plus a pre-defined spread, plus in each case, accrued and unpaid interest payments on the notes to be redeemed to the redemption date.

Dividend Restrictions: The Company is subject to stockholder dividend restrictions under the New York Insurance Law. However, all of the outstanding common stock of the Company is collectively held by TIAA Board of Governors, a non-profit corporation created to hold the stock of the Company, and therefore the Company does not make stockholder dividend payments.

Note 20 – Contingencies and Guarantees

Subsidiary and Affiliate Guarantees:

At December 31, 2024, the Company has a financial support agreement with TIAA Life. Under this agreement, the Company will provide support so TIAA Life will have the greater of (a) capital and surplus of $250 million or (b) the amount of capital and surplus necessary to maintain TIAA Life’s capital and surplus at a level not less than 150% of the NAIC Risk Based Capital model or such other amount as necessary to maintain TIAA Life’s financial strength rating at least the same as the Company’s rating at all times. Since this obligation is not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. At December 31, 2024, the capital and surplus of TIAA Life was in excess of the minimum capital and surplus amount referenced, and its total adjusted capital was in excess of the referenced RBC-based amount calculated at December 31, 2024.

The Company has agreed that it will cause TIAA Life to be sufficiently funded at all times in order to meet all its contractual obligations on a timely basis including, but not limited to, obligations to pay policy benefits and to provide policyholder services. This agreement is not an evidence of indebtedness or an obligation or liability of the Company and does not provide any creditor of TIAA Life with recourse to or against any of the assets of the Company.

B-58

continued

The Company has unconditionally guaranteed $1,000 million in 4.0% senior unsecured notes issued by Nuveen, LLC due in 2028. The Company agrees to cause any such payment to be made punctually when and as the same shall become due and payable, whether at maturity, upon acceleration, redemption, repayment or otherwise, and as if such payment were made by Nuveen, LLC. The guarantee is made to/on behalf of a wholly-owned subsidiary, and as such the liability is excluded from recognition. The maximum potential amount of future payments the Company could be required to make under the guarantee as of December 31, 2024, is $1,160 million, which includes the future undiscounted interest payments. Should action under the guarantee be required, the Company would contribute cash to Nuveen, LLC, to fund the obligation, thereby increasing the Company’s investment in Nuveen, LLC, as reported in other invested assets. Based on Nuveen, LLC’s financial position and operations, the Company views the risk of performance under this guarantee as remote.

Additionally, the Company has the following agreements and lines of credit with subsidiaries, affiliates, and other related parties:

The Company provides a $100 million unsecured 364-day revolving line of credit arrangement with TIAA Life. $75 million of this facility is maintained on a committed basis with an expiration date of June 27, 2025. As of December 31, 2024, there were no balances outstanding.

The Company also provides a $1,000 million uncommitted line of credit to certain accounts of CREF and certain TIAA-CREF Funds (“Funds”). Loans under this revolving credit facility are for a maximum of 60 days and are made solely at the discretion of the Company to fund shareholder redemption requests or other temporary or emergency needs of CREF and the Funds. As of December 31, 2024, there were no balances outstanding. It is the intent of the Company, CREF, and the Funds to use this facility as a supplemental liquidity facility, which would only be used after CREF and the Funds have exhausted the availability of the current $500 million committed credit facility maintained with a group of banks.

The Company guarantees CREF transfers to the Company for the immediate purchase of lifetime payout annuities will produce guaranteed payments that will never be less than the amounts calculated at the stipulated interest rate and mortality defined in the applicable CREF contract.

The Company provides a $100 million unsecured 364-day revolving line of credit arrangement with the Trust. $100 million of this facility is maintained on a committed basis with an expiration date of June 30, 2025. As of December 31, 2024, there were no balances outstanding.

The Company provides a $5 million unsecured 364-day revolving line of credit arrangement with MyVest, Inc. This line has an expiration date of December 30, 2025. As of December 31, 2024, $4 million was outstanding.

The Company provides a $250 million committed 364-day revolving line of credit arrangement with Nuveen, LLC. This line has an expiration date of December 18, 2025. As of December 31, 2024, there were no balances outstanding.

The Company also provides a $200 million unsecured revolving line of credit arrangement with T-C S-T REIT LLC. This line of credit has an open ended expiration date and is effective until terminated. As of December 31, 2024, $128 million was outstanding.

Separate Account Guarantees: The Company provides mortality and expense guarantees to VA-1, for which it is compensated. The Company guarantees, at death, the total death benefit payable from the fixed and variable accounts will be at least a return of total premiums paid less any previous withdrawals. The Company also guarantees expense charges to VA-1 participants will never rise above the maximum amount stipulated in the contract.

The Company provides mortality, expense and liquidity guarantees to REA and is compensated for these guarantees. The Company guarantees once REA participants begin receiving lifetime annuity income benefits, monthly payments will never be reduced as a result of adverse mortality experience. The Company also guarantees expense charges to REA participants will never rise above the maximum amount stipulated in the contract. The Company provides REA with a liquidity guarantee to ensure it has funds available to meet participant transfer or cash withdrawal requests. If REA cannot fund participant requests, TIAA’s general account will fund them by purchasing accumulation units. Under this agreement, TIAA guarantees that participants will be able to redeem their accumulation units at the accumulation unit value next determined after the transfer or withdrawal request is received in good order.

B-59

Notes to statutory–basis financial statements	concluded

Teachers Insurance and Annuity Association of America

Pursuant to the liquidity guarantee obligation, the TIAA General Account has purchased 1,851 thousand accumulation units issued by the REA for a total of $911 million since the guarantee was activated in 2023 and continues to hold these accumulation units as of December 31, 2024. The fair value of these accumulations units was $854 million as of December 31, 2024. Accumulation units owned by TIAA are valued in the same manner as units owned by individual REA participants on a fair value basis and will fluctuate in value.

The Company provides mortality and expense guarantees to VA-3 and is compensated for these guarantees. The Company guarantees once VA-3 participants begin receiving lifetime annuity income benefits, monthly payments will never be reduced as a result of adverse mortality experience. The Company also guarantees expense charges to VA-3 participants will never rise above the maximum amount stipulated in the contract.

Other Contingencies:

In the ordinary conduct of certain of its investment activities, the Company provides standard indemnities covering a variety of potential exposures. For instance, the Company provides indemnifications in connection with site access agreements relating to due diligence review for real estate acquisitions, and the Company provides indemnification to underwriters in connection with the issuance of securities by or on behalf of the Company or its subsidiaries. It is the Company management’s opinion that the fair value of such indemnifications are negligible and do not materially affect the Company’s financial position, results of operations or liquidity.

Other contingent liabilities arising from litigation and other matters over and above amounts already provided for in the financial statements or disclosed elsewhere in these notes are not considered material in relation to the Company’s financial position or the results of its operations.

The Company receives and responds to subpoenas, examinations, or other inquiries from state and federal regulators, including state insurance commissioners; state attorneys general and other state governmental authorities; the SEC; federal governmental authorities; and the Financial Industry Regulatory Authority (“FINRA”), seeking a broad range of information. The Company cooperates in connection with these inquiries and believes the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on the Company’s financial position.

Note 21 – Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 6, 2025, the date the financial statements were available to be issued.

Note 22 – Subsequent Events (Unaudited)

Additional subsequent events have been evaluated for disclosure through December 31, 2025.

On December 4, 2025, the Company and its wholly owned subsidiary, TIAA Life, executed an Agreement and Plan of Merger. Effective at the close of business on December 31, 2025, following the receipt of all required regulatory approvals, TIAA Life merged with and into the Company, with the Company as the surviving entity.

B-60

PART C – OTHER INFORMATION

Item 27. Exhibits

(a)	Board of Directors Resolution.

(A)

Resolutions of the Board of Directors of TIAA-CREF Life establishing the Registrant (Incorporated by reference to the initial filing of the Registration Statement on Form N-4 for the Personal Annuity Select variable annuity contracts, dated August 18, 1998 (File No. 333-61761)).

(B)	Unanimous Written Consent of the Board of Directors of TIAA-CREF Life Insurance Company dated September 12, 2025.*

(C)	Resolutions of the Board of Trustees of Teachers Insurance and Annuity Association of America approving the Separate Account transfer dated July 10, 2025.*

(b)	Custodian Agreements.

None

(c)	Underwriting Contracts.

(A)	Form of Principal Underwriter Distribution Agreement for TIAA Unit Investment Trust Separate Accounts dated December 31, 2025*

(d)	Contracts.

Forms of TIAA-CREF Life Single Premium Immediate Annuity (SPIA) Contracts

(A)

One-Life Immediate Annuity contract (Incorporated by reference to the Post-Effective Amendment No. 2 to the Registration Statement on Form  N-4 for the Single Premium Immediate Annuity Contracts, on October 25, 2002 (File No. 333-46414)).

(B)

Two-Life Immediate Annuity contract (Incorporated by reference to the Post-Effective Amendment No. 2 to the Registration Statement on Form  N-4 for the Single Premium Immediate Annuity Contracts, on October 25, 2002 (File No. 333-46414)).

(C)

Fixed Period Immediate Annuity contract (Incorporated by reference to the Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 for the Single Premium Immediate Annuity Contracts, on October 25, 2002 (File No. 333-46414)).

(D)	Endorsement Internal Revenue Code Section 72(s) (Incorporated by reference to the Registration Statement on Form S-1 filed on March 23, 2016 (File No 333-210342)).

(e)	Applications.

Form of Application for the SPIA Contracts (Incorporated by reference to the Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 for the Single Premium Immediate Annuity Contracts, on October 25, 2002 (File No. 333-46414)).

(f)	Depositor’s Certificate of Incorporation and By-Laws.

(A)

A. Restated Charter of Teachers Insurance and Annuity Association of America (as amended) (Incorporated by Reference to Post-Effective Amendment No. 11 to the Registration Statement on Form N-4, Registration No. 333-134820 Filed April 25, 2016.)

(B)

B. Bylaws of Teachers Insurance and Annuity Association of America (as amended) (Incorporated by reference to Post-Effective Amendment No. 10 to the Registration on Form N-4, Registration No. 333-134820 Filed April 24, 2015.)

(g)	Reinsurance Contracts.

None

(h)	Participation Agreements.

(A)

Amendment to Participation/Distribution Agreement among TIAA-CREF Life Insurance Company, TIAA-CREF Life Funds, and Teachers Personal Investors Services, Inc., dated as of September 15, 2005 (Incorporated by reference to the Post-Effective Amendment No. 12 to the Registration Statement on Form N-4 for the Personal Annuity Select variable annuity contracts, on May 1, 2006 (File No. 333-61761)).

(B)

Participation Agreement among TIAA-CREF Life Funds, Teachers Personal Investors Services, Inc., Teachers Advisors, Inc. and TIAA-CREF Life Insurance Company. (Incorporated by reference to the Post-Effective Amendment No. 8 to the Registration Statement on Form N-4, filed on February 28, 2014 (File Nos 333-145064 and 811-08963)).

(i)	Administrative Contracts.

None

(j)	Other Material Contracts

(A)

Form of Shareholder Information Agreement between Teachers Personal Investors Services, Inc. and TIAA-CREF Life insurance Company (Incorporated by reference to the Post-Effective Amendment No. 20 to the Registration Statement on Form N-4 for the Single Premium Immediate Annuity Contracts on May 1, 2007 (File No. 333-46414)).

(B)

Investment Accounting Agreement by and between State Street Bank and Trust Company and Teachers Insurance and Annuity Association of America and TIAA-CREF Life Insurance Company on behalf of the Separate Account. (Incorporated by reference to the Post-Effective Amendment No. 25 to the Registration Statement on Form N-4 for the Single Premium Immediate Annuity Contracts on May 1, 2008 (File No. 333-46414)).

(C)

Investment Advisory Agreement between TIAA-CREF Life Funds and Teachers Advisors, Inc. (Incorporated by reference to Post-Effective No. 29 to the Registration Statement on Form N-6, filed on May 1, 2010 (File No. 333-46414)).

(D)

Administrative Services Agreement between TIAA-CREF Funds and Teachers Advisors, Inc. (Incorporated by reference to Post-Effective No. 29 to the Registration Statement on Form N-6, filed on May 1, 2010 (File No. 333-46414)).

(E)

Domestic Custody Agreement by and between JPMorgan Chase Bank, N.A. and TIAA-CREF Life Insurance Company on behalf of the Separate Account. (Incorporated by reference to Post-Effective Amendment No. 25 to the Registration Statement on Form N-4 for the Single Premium Annuity Contracts on May 1, 2008 (File No. 333-46414)).

(F)

(G)

Master Services Agreement effective as of September 30, 2015 between Teachers Insurance and Annuity Association of America and Accenture LLP (Incorporated by reference to the Registration Statement on Form S-1 filed on March 23, 2016 (File No. 333-210342)).

(H)

Service and Subcontracting agreement by and between Teachers Insurance and Annuity Association of America and TIAA Shared Services, LLC (Incorporated by reference to the Post-Effective Amendment No. 16 to the Registration Statement on Form N-4 filed on April 27, 2021 (File No. 333-145064 and 811-08963)).

(I)	Agreement and Plan of Merger dated December 4. 2025.*

(k)	Legal Opinion.

(A)	Opinion and Consent of Aneal Krishnamurthy, Esquire.*

(l)	Other Consents
(A)	Consent of Willkie Farr & Gallagher LLP *

(B)	Consents of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm—*

(m)	Omitted Financial Statements.

None

(n)	Initial Capital Agreements.

None

(o)	Form of Initial Summary Prospectus.

None

(p)	Powers of Attorney.

(A)	Trustees’ Powers of Attorney*

*	Filed herewith

Item 28. Directors and Officers of the Insurance Company

Name and Principal Business Address*	Positions and Offices with Insurance Company
James R. Chambers	Trustee and Chairman

Priya Abani	Trustee

Samuel R. Bright	Trustee

Jason E. Brown	Trustee

Jeffrey R. Brown	Trustee

Angel Cabrera Michael R. Fanning	Trustee Trustee

Lisa W. Hess	Trustee

Edward M. Hundert, M.D.	Trustee

Gina L. Loften	Trustee

Ramona E. Romero	Trustee

Kim M. Sharan	Trustee

La June Montgomery Tabron	Trustee

Thasunda Brown Duckett	President and Chief Executive Officer and Trustee

Mike Cowell	Senior Executive Vice President, Chief Risk and Compliance Officer

Bret Hester	Senior Executive Vice President, Chief Legal Officer

Sastry V. Durvasula	Senior Executive Vice President, Chief Operating, Information & Digital Officer

W. Dave Dowrich	Senior Executive Vice President and Chief Financial Officer

Claire V. Borelli	Senior Executive Vice President and Chief People Officer

Derek B. Dorn	Senior Managing Director, Corporate Secretary & General Counsel

Keith Floman	Senior Vice President and Chief Actuary

Christopher Baraks	Senior Vice President, Chief Accounting Officer and Corporate Controller

* The principal business address for each officer and director is:

TIAA

730 Third Avenue

New York, New York 10017-3206

Item 29. Persons Controlled by or under Common Control with the Depositor or Registrant

The following chart indicates subsidiaries of Teachers Insurance and Annuity Association of America. These subsidiaries are included in the consolidated financial statements of Teachers Insurance and Annuity Association of America.

All Teachers Insurance and Annuity Association of America subsidiary companies are Delaware corporations, except as indicated.

Entity Name	Jurisdiction of Formation	Entity Classification	Owner Name	Owner Type	Ownership %	Business Purpose
Anglo Sino Henderson Investment Consultancy (Beijing) Co Ltd	China	Operating Subsidiary	Nuveen Group Holdings Limited	Shareholder	100	To provide investment consulting services.
Arcmont AM LLC	DE	Operating Subsidiary	Arcmont Asset Management Holdco Limited	Member	100	To engage in financial services.
Arcmont Asset Management (Sweden) AB	Sweden	Operating Subsidiary	Arcmont Asset Management Holdco Limited	Shareholder	100	To engage in marketing and investment opportunity research.
Arcmont Asset Management France SAS	France	Operating Subsidiary	Arcmont Asset Management Holdco Limited	Shareholder	100	To engage in financial services.
Arcmont Asset Management Germany Gmbh	Germany	Operating Subsidiary	Arcmont Asset Management Holdco Limited	Shareholder	100	To engage in financial services.
Arcmont Asset Management Limited	United Kingdom	Operating Subsidiary	Arcmont Asset Management Holdco Limited	Shareholder	100	To act as a holding company.
Brooklyn Artificial Intelligence, Inc.	DE	Operating Subsidiary	Nuveen, LLC	Member	100	A platform that manufactures custom, direct indexing products utilizing A.I.
Brooklyn Investment Group, LLC	DE	Operating Subsidiary	Brooklyn Artificial Intelligence, Inc.	Member	100	To act as a registered investment adviser.
CAM HR Resources LLC	DE	Operating Subsidiary	CAM HR Holdco LLC	Member	1	To act as an employing entity.
CAM HR Resources LLC	DE	Operating Subsidiary	Churchill Asset Management LLC	Managing Member	99	To act as an employing entity.
Churchill Agency Services LLC	DE	Operating Subsidiary	Churchill Asset Management LLC	Member	100	To act as administrative and collateral agent in connection with certain investments.
Churchill Asset Management LLC	DE	Operating Subsidiary	Nuveen Private Capital LLC	Member	100	To act as a registered investment adviser for loan investments.
Churchill DLC Advisor LLC	DE	Operating Subsidiary	NCBDC Holdings LLC	Member	100	To act as a primary adviser.
Clean Energy Partners CEP 2012 Limited	United Kingdom	Operating Subsidiary	Glennmont Asset Management Limited	Shareholder	100	To manage investments.
Clean Energy Partners CEP Services Limited	United Kingdom	Operating Subsidiary	Glennmont Asset Management Limited	Shareholder	100	To manage investments.
Glennmont Asset Management Limited	United Kingdom	Operating Subsidiary	Clean Energy Partners HoldCo LLP	Shareholder	100	To manage investments.
Glennmont Partners I Limited	United Kingdom	Operating Subsidiary	Clean Energy Partners CEP 2012 Limited	Shareholder	100	To manage investments.

GreenWood Resources Capital Management, LLC	DE	Operating Subsidiary	Greenwood Resources, LLC	Member	100	To act as a registered investment advisor.
Greenwood Resources Poland sp. z o.o	Poland	Operating Subsidiary	Greenwood Resources Forest Management, LLC	Shareholder	100	To provide property management services.
Greenwood Resources, LLC	DE	Operating Subsidiary	Nuveen Natural Capital, LLC	Member	100	To act as an advisor and manager of timber and related investments.
Greenworks Lending LLC	DE	Operating Subsidiary	Nuveen CP LLC	Member	100	Origination of commercial property-assessed clean energy loans.
Gresham Investment Management LLC	DE	Operating Subsidiary	Nuveen Investments, Inc.	Managing Member	79.8	To act as a registered investment advisor, commodity pool operator, and commodity trading advisor, provide investment advisory and management services to Nuveen Group-sponsored investment vehicles.
GWR Uruguay S.A.	Uruguay	Operating Subsidiary	Greenwood Resources Forest Management, LLC	Shareholder	100	To act as a property manager.
McIntyre Labor Services, LLC	CA	Operating Subsidiary	Monterey Pacific, LLC	Member	100	Vineyard crop management
Monterey Pacific, LLC	DE	Operating Subsidiary	Westchester Group Investment Management, LLC	Member	100	Vineyard crop management.
MyVest Corporation	DE	Operating Subsidiary	Teachers Insurance and Annuity Association of America	Shareholder	100	To provide digital financial account management services.
Nuveen Administration Limited	United Kingdom	Operating Subsidiary	Nuveen Investment Management Holdings Limited	Shareholder	100	To provide administrative services and act as employer.
Nuveen Alternatives Advisors LLC	DE	Operating Subsidiary	Nuveen Alternative Holdings LLC	Member	100	To provide advisory services for alternative investments.

Nuveen Alternatives Europe S.à r.l.	Luxembourg	Operating Subsidiary	Nuveen Europe Holdings Limited	Member	100	To act as an authorized alternative investment fund manager and a management company.

Nuveen Alternatives Services LLC	DE	Operating Subsidiary	Nuveen Alternative Holdings LLC	Member	100	To provide administrative services and to act as general partner.
Nuveen Asset Management Europe S.à r.l.	Luxembourg	Operating Subsidiary	Nuveen Europe Holdings Limited	Member	100	To hold or distribute investments.
Nuveen Asset Management, LLC	DE	Operating Subsidiary	Nuveen Fund Advisors, LLC	Managing Member	100	U.S. Securities and Exchange Commission registered investment adviser.
Nuveen Australia Limited	Australia	Operating Subsidiary	Nuveen Group Holdings Limited	Shareholder	100	To provide real estate advisory and management services.
Nuveen Canada Company	Canada	Operating Subsidiary	Nuveen International Holdings LLC	Shareholder	100	To provide sales and marketing services with respect to the investment advisory and management services offered by its affiliates.
Nuveen Consulting (Shanghai) Co., Ltd.	China	Operating Subsidiary	Nuveen Group Holdings Limited	Shareholder	100	To provide investment consulting.
Nuveen Corporate Secretarial Services Limited	United Kingdom	Operating Subsidiary	Nuveen Group Holdings Limited	Shareholder	100	To provide administrative services.
Nuveen Development Management Services LLC	DE	Operating Subsidiary	Nuveen Real Estate Global LLC	Member	100	To provide construction and development management services.
Nuveen France SAS	France	Operating Subsidiary	Nuveen Group Holdings Limited	Shareholder	100	To provide real estate advisory services.
Nuveen Fund Advisors, LLC	DE	Operating Subsidiary	Nuveen Investments, Inc.	Member	100	U.S. Commodity Futures Trading Commission registered commodity pool operator.
Nuveen Fund Management (Jersey) Limited	Jersey	Operating Subsidiary	Nuveen Europe Holdings Limited	Shareholder	100	To manage real estate funds.
Nuveen Hong Kong Limited	Hong Kong	Operating Subsidiary	TGAM HK HC LLC	Shareholder	100	To serve as a regulated entity.
Nuveen Industrial Development Management Services LLC	DE	Operating Subsidiary	Nuveen Development Management Services LLC	Member	100	To provide development management, construction management, due diligence and other services to entities.
Nuveen Investment Management Holdings Limited	United Kingdom	Operating Subsidiary	Nuveen International Holdings 1 Limited	Shareholder	0.4	To act as the holding company for the legal entities.

Nuveen Investment Management Holdings Limited	United Kingdom	Operating Subsidiary	Nuveen International Holdings 3 Limited	Shareholder	99.6	To act as the holding company for the legal entities.
Nuveen Investment Management International Limited	United Kingdom	Operating Subsidiary	Nuveen FCACO Limited	Shareholder	100	To manage real estate funds.
Nuveen Italy S.r.l.	Italy	Operating Subsidiary	Nuveen Group Holdings Limited	Shareholder	100	To manage real estate investments.
NUVEEN JAPAN CO., LTD	Japan	Operating Subsidiary	Nuveen International Holdings LLC	Shareholder	100	To provide investment management, agency business, financial instruments exchange, market and investment research, and a financial distribution business office.
Nuveen Management AIFM Limited	United Kingdom	Operating Subsidiary	Nuveen Europe Holdings Limited	Shareholder	100	To act as an asset manager.
Nuveen Management Austria GMBH	Austria	Operating Subsidiary	Nuveen Group Holdings Limited	Shareholder	100	To manage real estate funds.
Nuveen Management Company (Luxembourg) No 1 S.à r.l.	Luxembourg	Operating Subsidiary	Nuveen Europe Holdings Limited	Shareholder	94.4	To manage real estate funds.
Nuveen Management Finland OY	Finland	Operating Subsidiary	Nuveen Group Holdings Limited	Shareholder	100	To act as an employing entity.
Nuveen Mob Development Management Services LLC	DE	Operating Subsidiary	Nuveen Development Management Services LLC	Member	100	To provide development management, construction management, and other services.
Nuveen Natural Capital Chile SpA	Chile	Operating Subsidiary	Westchester Group Investment Management, LLC	Shareholder	100	To facilitate management operations.
Nuveen Natural Capital LATAM Gestao De Ativos Ltda	Brazil	Operating Subsidiary	Westchester Group Investment Management, LLC	Shareholder	100	To manage farmland funds.
Nuveen Natural Capital Limited	United Kingdom	Operating Subsidiary	Westchester Group Investment Management, LLC	Shareholder	100	To manage farmland.
Nuveen Natural Capital S.r.l.	Romania	Operating Subsidiary	Nuveen Natural Capital Limited	Shareholder	100	To manage farmland.
Nuveen Natural Capital sp. z o.o	Poland	Operating Subsidiary	Nuveen Natural Capital Limited	Shareholder	100	To manage farmland.
Nuveen Opportunistic Strategies LLC	DE	Operating Subsidiary	Teachers Insurance and Annuity Association of America	Member	99.99	Investment entity.

Nuveen Opportunistic Strategies LLC	DE	Operating Subsidiary	Teachers Advisors, LLC	Member	0.01	Investment entity.
Nuveen Property Management (Jersey) Limited	Jersey	Operating Subsidiary	Nuveen Europe Holdings Limited	Shareholder	100	To manage real estate funds.
Nuveen Real Estate Global Cities Advisors, LLC	DE	Operating Subsidiary	Nuveen Real Estate Global LLC	Member	100	To manage and advise legal entities.
Nuveen Services, LLC	DE	Operating Subsidiary	Nuveen, LLC	Member	100	To act as an employing entity.
Nuveen Singapore Private Limited	Singapore	Operating Subsidiary	Nuveen Group Holdings Limited	Shareholder	100	To act as a real estate investment advisor.
Pace Financial Servicing, LLC	DE	Operating Subsidiary	Nuveen CP LLC	Member	100	Servicing activities related to loans.
Paths Building Services LLC	DE	Operating Subsidiary	Paths Management Services LLC	Member	100	This entity will employ property site level employees.
Paths Construction LLC	DE	Operating Subsidiary	Omni Holding Company LLC	Member	100	To serve as construction management operating company.
Paths Development LLC	DE	Operating Subsidiary	Omni Holding Company LLC	Member	100	To serve as development operating company.
Paths Management Services LLC	DE	Operating Subsidiary	Omni Holding Company LLC	Member	100	To manage and operate real property.
Paths RMS LLC	DE	Operating Subsidiary	Omni Holding Company LLC	Member	100	To serve as maintenance operating company.
Permian Investor Asset Manager LLC	DE	Operating Subsidiary	Nuveen Permian Investor Asset Manager Member LLC	Member	50	To hold real estate.
Plata Wine Partners, LLC	CA	Operating Subsidiary	The Plata Wine Partners Trust	Member	87	To hold agricultural investments.
Private Debt carried Interest General Partner II S.à r.l.	Luxembourg	Operating Subsidiary	Arcmont Asset Management Holdco Limited	Shareholder	100	To provide financial services.
Reliant Safety LLC	DE	Operating Subsidiary	Omni Holding Company LLC	Member	100	To serve as safety operating company.
Santa Barbara Asset Management, LLC	DE	Operating Subsidiary	Nuveen Investments, Inc.	Member	100	To provide investment management services to Nuveen Group-sponsored investment vehicles.
Seven30 Insurance (Bermuda) Co. Limited	Bermuda	Operating Subsidiary	Teachers Insurance and Annuity Association of America	Member	100	To act as the issuer of corporate self insurance.
Seven30 Re (Bermuda) Co. Limited	Bermuda	Operating Subsidiary	Teachers Insurance and Annuity Association of America	Member	100	Reinsurance

Symphony Alternative Asset Management LLC	DE	Operating Subsidiary	Nuveen Asset Management, LLC	Member	100	To act as an asset manager of CLO products.
Teachers Advisors, LLC	DE	Operating Subsidiary	Nuveen Finance, LLC	Member	100	To act as a registered investment advisor to provide investment management services.
TIAA Global Capabilities Private Limited	India	Operating Subsidiary	TIAA Global Capabilities Singapore Holding Company Pte. Ltd.	Shareholder	99	To provide certain information technology related services and other support services.
TIAA Global Capabilities Private Limited	India	Operating Subsidiary	TIAA Global Capabilities Holding LLC	Shareholder	1	To provide certain information technology related services and other support services.
TIAA Kaspick, LLC	DE	Operating Subsidiary	TIAA-CREF Redwood, LLC	Member	100	To act as a registered investment adviser and provide investment advice and gift administration services to charitable organizations and other non-profit institutions through investment management and gift administration agreements with charitable organizations.
TIAA Trust, National Association	NC	Operating Subsidiary	Teachers Insurance and Annuity Association of America	Shareholder	99.995	To support TIAA’s Wealth Management and Pension business lines.
TIAA Wealth Investment Management LLC	DE	Operating Subsidiary	Teachers Insurance and Annuity Association of America	Member	100	A registered investment advisor offering investment management services.

TIAA-CREF Individual & Institutional Services, LLC	DE	Operating Subsidiary	Teachers Insurance and Annuity Association of America	Member	100	To act as a registered broker-dealer and investment advisor and to provide distribution and related services for College Retirement Equities Fund, TIAA Real Estate Account and TIAA Separate Account VA-3, distribution services for the TIAA-CREF Funds, Nuveen Funds, and third party funds within retirement and savings plans and administrative services to tuition savings products.
TIAA-CREF Insurance Agency, LLC	DE	Operating Subsidiary	TIAA RFS, LLC	Managing Member	100	To offer insurance services and products.
TIAA-CREF Investment Management, LLC	DE	Operating Subsidiary	TIAA-CREF Asset Management LLC	Member	100	Registered investment advisor, which provides investment management services for College Retirement Equities Fund.
TIAA-CREF Life Insurance Company	NY	Operating Subsidiary - 1704(c) Insurance Subsidiary	Teachers Insurance and Annuity Association of America	Shareholder	100	A New York domiciled life insurance company that issues guaranteed and variable annuities and funding agreements to the general public.
TIAA-CREF Tuition Financing, Inc.	DE	Operating Subsidiary	Teachers Insurance and Annuity Association of America	Shareholder	100	To administer and provide program management services on behalf of state entities to qualified tuition programs formed pursuant to Section 529 of the Internal Revenue Code.

Westchester Group Farm Management, LLC	IL	Operating Subsidiary	Westchester Group Investment Management, LLC	Member	100	Investment entity.
Westchester Group Investment Management, LLC	DE	Operating Subsidiary	Nuveen Natural Capital, LLC	Member	100	Investment entity.
Westchester Group Real Estate, LLC	IL	Operating Subsidiary	Westchester Group Investment Management, LLC	Member	100	To provide brokerage services related to agricultural investments.
Westchester NGFF Investment, LLC	DE	Operating Subsidiary	Westchester Group Investment Management, LLC	Member	100	Investment entity.
Winslow Capital Management, LLC	DE	Operating Subsidiary	Nuveen WCM Holdings, LLC	Member	100	U.S. Securities and Exchange Commission registered investment adviser.

*  Note: TIAA has control of the subsidiaries included in this filing (each, a “Subsidiary”) through: (i) direct or indirect ownership of a majority of the voting securities of the Subsidiary; (ii) TIAA, or a subsidiary of TIAA, acting as asset manager or manager of the Subsidiary (or in a similar role); or (iii) corporate governance provisions present in the Subsidiary’s constituent documents.

Item 30.  Indemnification

Trustees, officers, and employees of TIAA may be indemnified against liabilities and expenses incurred in such capacity pursuant to Article Six of TIAA’s bylaws (see Exhibit 6(B)). Article Six provides that, to the extent permitted by law, TIAA will indemnify any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a trustee, officer, or employee of TIAA or, while a trustee, officer, or employee of TIAA, served any other organization in any capacity at TIAA’s request. To the extent permitted by law, such indemnification could include judgments, fines, amounts paid in settlement, and expenses, including attorney’s fees. TIAA has in effect an insurance policy that will indemnify its trustees, officers, and employees for liabilities arising from certain forms of conduct.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers and directors of the Depositor, pursuant to the foregoing provision or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director or officer in connection with the successful defense of any action, suit or proceeding) is asserted by a director or officer in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

Item 31.  Principal Underwriters

(a) TIAA-CREF Individual & Institutional Services, LLC acts as principal underwriter for Registrant, College Retirement Equities Fund, TIAA Real Estate Account, TIAA Separate Accounts VLI-1 and VLI-2, TIAA Separate Account VA-1, and TIAA Separate Account VA-3.

(b) Management

Name and Principal Business Address*	Positions and Offices with Underwriter
Ross Abbott	Manager, Chief Executive Officer, Chief Operating Officer, President
Raymond Bellucci	Manager, Senior Managing Director
James Deats	Manager
Derek Heaslip	Manager

Benjamin H. Lewis Niladri Mukherjee Shankar Saravanan	Manager Manager Manager, Vice President
Christopher Stickrod	Manager

Christopher A. Baraks	Vice President
Helen Barnhill Adrian Bishop	Director, Chief Legal Officer, Assistant Secretary Compliance Officer
Christopher Beam	Assistant Treasurer
Troy Burk	Chief Anti-Money Laundering & Sanctions Officer
Christopher J. Heald	Treasurer
Lisa Humphries	Chief Conflict of Interest Officer
Jeremy Intihar	Managing Director
Jennifer Mangano Jessica Martin	Chief Financial Officer Chief Risk Officer
Eric Poe	Managing Director
Megan Sendlak	Managing Director, Controller
Scott Weinstein	Senior Managing Director, Chief Compliance Officer
Jeanne Zelnick	Secretary

*	The address of each Manager and Officer is c/o TIAA-CREF Institutional and Individual Services, LLC, 730 Third Avenue, New York, NY 10017-3206

(c) Not Applicable.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated there under are maintained at the Registrant’s home office, 730 Third Avenue, New York, New York 10017, and at other offices of the Registrant located at 8500 Andrew Carnegie Boulevard, Charlotte, North Carolina 28262. In addition, certain duplicated records are maintained at Iron Mountain 22 Kimberly Road East Brunswick, NJ 08816, 64 Leone Lane, Chester, New York, 10918, 11333 East 53 Street, Denver, CO 80239; State Street Bank and Trust Company, 801 Pennsylvania, Kansas City, MO 64105; JPMorgan Chase Bank, 4 Chase Metrotech Center Brooklyn, NY 11245, and McCamish Systems LLC, Storage of Documents: Iron Mountain, 660 Distribution Drive, Atlanta, GA 30336, Storage of Electronic Data: Quality Technology Services, 300 Satellite Blvd, Suwanee, GA 30024.

Item 33. Management Services

Not Applicable.

Item 34. Fee Representation and Undertakings

Teachers Insurance and Annuity Association of America. (“TIAA”) hereby represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by TIAA.

TIAA represents that the No-Action Letters issued by the Staff of the Division of Investment Management on November 28, 1988 to the American Council of Life Insurance and August 30, 2012 to ING Life Insurance Company are being relied upon, and that the terms of those No-Action positions have been complied with.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, Teachers Insurance and Annuity Association of America has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Charlotte, and State of North Carolina on the 31st day of December, 2025.

TIAA SEPARATE ACCOUNT VA-5 (Registrant) By: Teachers Insurance and Annuity Association of America

By:	/s/ Colbert Narcisse
Name: Colbert Narcisse
Title: Senior Executive Vice President, Chief Product and Business Development Officer and Principal Executive Officer

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA (Depositor)

By:	/s/ Colbert Narcisse
Name: Colbert Narcisse
Title: Senior Executive Vice President, Chief Product and Business Development Officer and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on December 31, 2025, in the capacities indicated.

Signature	Title

/s/ Colbert Narcisse Colbert Narcisse	Senior Executive Vice President, Chief Product and Business Development Officer and Principal Executive Officer

/s/ Christopher Baraks	Senior Vice President and Chief Accounting Officer and Corporate
Christopher Baraks	Controller, TIAA (Principal Financial Officer and Principal Accounting Officer)

SIGNATURE OF TRUSTEE	SIGNATURE OF TRUSTEE
*	*
Priya Abani	Michael R. Fanning
*	*
Samuel R. Bright	Lisa W. Hess
*	*
Jason E. Brown	Edward M. Hundert
*	*
Jeffrey R. Brown	Gina L. Loften
*	*
Angel Cabrera	Ramona E. Romero
*	*
James R. Chambers	Kim M. Sharan
*	*
Thasunda Brown Duckett	La June Montgomery Tabron

/s/ Aneal Krishnamurthy
Aneal Krishnamurthy
Attorney-in-fact

*	Signed by Aneal Krishnamurthy as attorney-in-fact pursuant to powers of attorney effective as of December 10 - 11, 2025.

Exhibit Index

(a)	(B) Unanimous Written Consent of the Board of Directors of TIAA-CREF Life Insurance Company dated September 12, 2025
(C) Resolutions of the Board of Trustees of Teachers Insurance and Annuity Association of America approving the Separate Account transfer dated July 10, 2025
(c)	Form of Principal Underwriter Distribution Agreement for TIAA Unit Investment Trust Separate Accounts dated December 31, 2005
(j)	Agreement and Plan of Merger dated December 4, 2025

(k)

Opinion and consent of Aneal Krishnamurthy, Esquire

(l)

(A) Consent of Willkie Farr & Gallagher LLP

(B) Consents of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

(p)

Powers of Attorney for Trustees